Exhibit 2.1

UNITED STATES BANKRUPTCY COURT

WESTERN DISTRICT OF PENNSYLVANIA

In re R.E. GAS DEVELOPMENT, LLC, et al.,[1] Debtors.	: : : : : : :	Chapter 11 Case No. 18-22032 (JAD) (Jointly Administered)
R.E. GAS DEVELOPMENT, LLC, et al., Movants, v. NO RESPONDENT, Respondent.	: : : : : : : : : :

AMENDED DISCLOSURE STATEMENT FOR THE AMENDED PLAN

OF LIQUIDATION OF THE DEBTORS AND DEBTORS IN POSSESSION

PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

JONES DAY

Scott J. Greenberg (admitted pro hac vice)

Michael J. Cohen (admitted pro hac vice)

Anna Kordas (admitted pro hac vice)

250 Vesey Street

New York, NY 10281-1047

Telephone:  (212) 326-3939

Facsimile:   (212) 755-7306

Email:         sgreenberg@jonesday.com

                    mcohen@jonesday.com

                    akordas@jonesday.com

Thomas A. Howley (admitted pro hac vice)

717 Texas, Suite 3300

Houston, TX 77002-2712

Telephone: (832) 239-3939
Facsimile:  (832) 239-3600
Email:     tahowley@jonesday.com

BUCHANAN INGERSOLL & ROONEY PC

James D. Newell (PA 51337)

Timothy P. Palmer (PA 86165)

Tyler S. Dischinger (PA 314299)

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219-1410

Telephone:  (412) 562-8800

Facsimile:   (412) 562-1041

Email:         james.newell@bipc.com

                    timothy.palmer@bipc.com

                    tyler.dischinger@bipc.com

ATTORNEYS FOR DEBTORS AND

DEBTORS IN POSSESSION

Dated: September 14, 2018

[1]

The Debtors are the following four entities (the last four digits of their respective taxpayer identification numbers follow in parentheses): R.E. Gas Development, LLC (5422); Rex Energy Corporation (4402); Rex Energy Operating Corp. (0390); and Rex Energy I, LLC (9799). The address of each of the Debtors is 366 Walker Drive, State College, Pennsylvania 16801.

IMPORTANT INFORMATION FOR YOU TO READ

THE DEADLINE TO VOTE ON THE PLAN IS OCTOBER 10, 2018

AT 5:00 P.M. PREVAILING EASTERN TIME, UNLESS EXTENDED BY THE DEBTORS

(THE “VOTING DEADLINE”).

FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY

THE VOTING AGENT BEFORE THE VOTING DEADLINE AS DESCRIBED HEREIN.

PLEASE BE ADVISED THAT ARTICLE IX OF THE PLAN CONTAINS RELEASE, EXCULPATION

AND INJUNCTION PROVISIONS. YOU SHOULD REVIEW AND CONSIDER THE PLAN

CAREFULLY BECAUSE IT MAY AFFECT YOUR RIGHTS.

The above-captioned debtors and debtors in possession (the “Debtors”) are providing you with the information in this Disclosure Statement (this ”Disclosure Statement”) because you may be a creditor entitled to vote on the Plan.

The Debtors urge each holder of a claim or an equity interest to consult with its own advisors with respect to any legal, financial, securities, tax or business advice in reviewing this Disclosure Statement, the Plan and all of the actions necessary to effectuate the Plan.

This Disclosure Statement contains, among other things, summaries of the Plan, certain statutory provisions, description of certain events in these Chapter 11 Cases and certain documents related to the Plan that may be attached hereto and are incorporated by reference herein. Although the Debtors believe that these summaries are fair and accurate, these summaries are qualified in their entirety to the extent that they do not set forth the entire text of such documents or statutory provisions or every detail of such events. In the event of any inconsistency or discrepancy between a description in this Disclosure Statement and the terms and provisions of the Plan or any other documents incorporated herein by reference, the Plan or such other documents will govern for all purposes. The information contained herein or attached hereto is made only as of the date of this Disclosure Statement, and there can be no assurances that the statements contained herein will be correct at any time after this date.

This Disclosure Statement does not constitute, and may not be construed as, an admission of fact, liability, stipulation or waiver. The Debtors and/or the Plan Administrator (as applicable) may object to claims after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies any such objections to Claims.

The Debtors are making the statements contained in this Disclosure Statement as of the date hereof, unless otherwise specifically noted. Although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty to do so, and expressly disclaim any duty to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Holders of Claims and Interests reviewing this Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Disclosure Statement was Filed. Information contained herein is subject to completion or amendment. The Debtors reserve the right to file an amended plan and related amended disclosure statement from time to time, subject to the terms of the Plan.

Confirmation and effectiveness of the Plan are subject to certain material conditions precedent described in Sections VII.A and VII.B of the Plan. There is no assurance that the Plan will be confirmed or, if confirmed, that such material conditions precedent will be satisfied or waived. You are encouraged to read this Disclosure

Statement in its entirety, including, but not limited to, the Plan and Section VIII of this Disclosure Statement entitled “Plan-Related Risk Factors” before submitting your ballot to vote to accept or reject the Plan.

The Debtors have not authorized any entity to give any information about or concerning the Plan other than that which is contained in this Disclosure Statement. The Debtors have not authorized any representations concerning the Debtors or the value of their property other than as set forth in this Disclosure Statement.

If the Plan is confirmed by the Bankruptcy Court and the Effective Date occurs, all Holders of Claims and Interests (including those Holders of Claims or Interests who are not entitled to vote on the Plan) will be bound by the terms of the Plan and any transactions contemplated thereby.

FORWARD-LOOKING STATEMENTS

This Disclosure Statement contains forward-looking statements based primarily on the current expectations of the Debtors and projections about future events and financial trends affecting the financial condition of the Debtors’ businesses and assets. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions identify these forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described below under the caption “Plan-Related Risk Factors” in Section VIII. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Disclosure Statement may not occur, and actual results could differ materially from those anticipated in the forward-looking statements. The Debtors do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This Disclosure Statement has been prepared in accordance with section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016 and not necessarily in accordance with federal or state securities laws or other non-bankruptcy laws. This Disclosure Statement has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”), any state securities commission or any securities exchange or association nor has the SEC, any state securities commission or any securities exchange or association passed upon the accuracy or adequacy of the statements contained herein.

QUESTIONS AND ADDITIONAL INFORMATION

If you would like to obtain copies of this Disclosure Statement, the Plan or any of the documents attached hereto or referenced herein, or have questions about the solicitation and voting process or these Chapter 11 Cases generally, please contact Prime Clerk, the Voting Agent, by either (i) visiting the Document Website at http://www.cases.primeclerk.com/RexEnergy/ or (ii) calling 877-870-2280 (toll free) or 347-859-8018 (international).

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(continued)

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I.	INTRODUCTION AND OVERVIEW OF THE PLAN

This Disclosure Statement provides information regarding the Amended Plan of Liquidation of the Debtors and Debtors in Possession Pursuant to Chapter 11 of the Bankruptcy Code (as may be amended, supplemented or otherwise modified from time to time, the “Plan”), which the Debtors are seeking to have confirmed by the Bankruptcy Court. A copy of the Plan is attached hereto as Exhibit A. The rules of construction set forth in Article I of the Plan shall govern the interpretation of this Disclosure Statement.

This Disclosure Statement sets forth certain information regarding the prepetition operating and financial history of the Debtors, the events leading up to the commencement of the Chapter 11 Cases and events that have occurred during the Chapter 11 Cases. This Disclosure Statement also describes terms and provisions of the Plan, including certain effects of Confirmation of the Plan, certain risk factors, and the manner in which distributions will be made under the Plan. The Confirmation process and the voting procedures that Holders of Claims entitled to vote on the Plan must follow for their votes to be counted are also discussed herein.

The Debtors believe that the Plan is in the best interests of the Debtors’ Estates. The Debtors recommend that all Holders of Claims entitled to vote accept the Plan by returning their Ballots so as to be actually received by the Voting Agent (as defined below) no later than October 10, 2018 at 5:00 p.m. (prevailing Eastern time). Assuming the requisite acceptances of the Plan are obtained, the Debtors will seek the Bankruptcy Court’s approval of the Plan at the Confirmation Hearing on October 15, 2018 at 10:00 a.m. (prevailing Eastern time).

Except as otherwise provided herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. Except as otherwise stated herein, all dollar amounts provided in this Disclosure Statement and in the Plan are given in United States dollars.

A.	Material Terms of the Plan

The Debtors Filed for chapter 11 bankruptcy protection on May 18, 2018. The purpose of a chapter 11 bankruptcy case is to resolve the affairs of a debtor and distribute the property of the debtor’s estate pursuant to a confirmed chapter 11 plan. To that end, the Debtors Filed the Plan, the terms of which are more fully described herein, contemporaneously with the Filing of this Disclosure Statement. The Plan provides for, among other things, the distribution of the net proceeds realized from the Sale to the holders of Allowed Claims in accordance with the terms of the Plan and the wind down of the Debtors’ Estates.

The primary objective of the Plan is to maximize the value of recoveries to all Holders of Allowed Claims and to distribute all property of the Debtors’ Estates that is or becomes available for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that the Plan accomplishes this objective and is in the best interests of the Debtors’ Estates, and therefore seek to confirm the Plan. The Plan classifies Holders of Claims and Interests according to the type of the Holder’s Claim or Interest, as more fully described below.

The Plan designates the Classes of Claims against and Interests in the Debtors and specifies which Classes are (1) Impaired or Unimpaired by the Plan, (2) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code or (3) deemed to accept or reject the Plan. Claims against the Debtors and Interests in the Debtors are classified in 7 separate Classes as described herein.

B.	The Adequacy of This Disclosure Statement

Before soliciting acceptances of a proposed chapter 11 plan, section 1125 of the Bankruptcy Code requires a plan proponent to prepare a written disclosure statement containing information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the plan. The Debtors submit this Disclosure Statement in accordance with such requirements. This Disclosure Statement includes, without limitation, information about:

•	the Plan, including a summary, the procedures for voting on the Plan and projected recoveries thereunder (Section I hereof);

•	the Debtors’ organizational structure, business operations, prepetition indebtedness and assets and liabilities (Section II hereof);

•	the events leading to the filing of these Chapter 11 Cases (Section III hereof);

•

the major events during these Chapter 11 Cases, including significant pleadings Filed in these Chapter 11 Cases and certain relief granted by the Bankruptcy Court in connection therewith (Section IV hereof);

•	the classification and treatment of Claims and Interests under the Plan, including identification of the Holders of Claims entitled to vote on the Plan (Section V.A hereof);

•	the means for implementation of the Plan (Section V.B hereof);

•	the treatment of executory contracts and unexpired leases (Section V.C hereof)

•	the provisions governing distributions to certain Holders of Claims pursuant to the Plan (Section V.D hereof);

•	the procedures for resolving Disputed Claims (Section V.E hereof);

•	the releases contemplated by the Plan that are integral to the overall settlement of Claims pursuant to the Plan (Section V.F hereof);

•	the voting requirements (Section VI hereof);

•	the statutory requirements for confirming the Plan (Section VII hereof);

•	certain risk factors that Holders of Claims should consider before voting to accept or reject the Plan (Section VIII hereof); and

•	certain U.S. federal income tax consequences of the Plan (Section IX hereof).

C.	Summary of Classes and Treatment of Claims and Interests Under the Plan

The table below summarizes the classification and treatment of all classified Claims and Interests under the Plan. The classification, treatment and projected recoveries of classified Claims are described in summary form below for illustrative purposes only. Recoveries available to Holders of Claims are estimates and actual recoveries may differ materially based on, among other things, the amount of Claims actually Allowed. Depending on the amount of Allowed Claims, the actual recoveries available to Holders of Allowed Claims could be materially higher or lower compared to the estimates provided below. To the extent that any inconsistency exists between the summaries contained in this Disclosure Statement and the Plan, the terms of the Plan shall govern.

Class	Designation	Impairment	Voting Rights	Projected Approximate Amount of Allowed Claims or Interests[2]	Projected Plan Recovery[3]
1	Priority Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote	$20 - $25 million[4]	100%
2	Prepetition Second Lien Claims	Impaired	Entitled to Vote	$615 - $620 million	26% - 28%
3	Other Secured Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote	$0-$500,000	100%
4	General Unsecured Claims	Impaired	Deemed to Reject/ Not Entitled to Vote	$0 - $5 million[5]	0%
5	Intercompany Claims	Impaired	Deemed to Reject/ Not Entitled to Vote	N/A	N/A
6	Section 510(b) Claims	Impaired	Deemed to Reject/ Not Entitled to Vote	$0	0%
7	Interests	Impaired	Deemed to Reject/ Not Entitled to Vote	N/A	N/A

D.	Classes Entitled to Vote on the Plan

Under the provisions of the Bankruptcy Code, not all parties in interest are entitled to vote on a chapter 11 plan. Creditors or equity interest holders whose claims or interests are not impaired by a plan are deemed to accept the plan under section 1126(f) of the Bankruptcy Code and are not entitled to vote. In addition, creditors or equity interest holders whose claims or interests are impaired by the plan and will receive no distribution under the plan are also not entitled to vote because they are deemed to have rejected the plan under section 1126(g) of the Bankruptcy Code.

There is only one Class entitled to vote to accept or reject the Plan (the “Voting Class”):

Class	Claim	Status
2	Prepetition Second Lien Claims	Impaired

If your Claim or Interest is not included in the Voting Class, you are not entitled to vote and you will not receive a Solicitation Package (as defined below) or a Ballot. If your Claim or Interest is included in the Voting Class, you should read your Ballot and carefully follow the instructions set forth therein. Please use only the Ballot

[2]	The Projected Approximate Amount of Allowed Claims or Interests is an estimate only and actual amounts may be greater or less than those set forth herein.

[3]

The Projected Plan Recovery is an estimate only and actual recovery may be greater or less than that set forth herein based on, among other things, Allowed Claims arising from the rejection of Executory Contracts or Unexpired Leases and resolution of disputed or unliquidated Claims.

[4]	The Projected Approximate Amount of Allowed Priority Claims includes third party revenue distributions, such as royalty payments.

[5]

Given that the Debtors intend to reject all remaining Executory Contracts not otherwise assumed and assigned to Penn Energy as of the Effective Date, certain parties may be entitled to claims for damages against the Debtors’ estates as a result of such rejection. The Projected Approximate Amount of Allowed Claims in Class 4 does not include potential General Unsecured Claims arising on account of such rejection of Executory Contracts.

that accompanies this Disclosure Statement or the Ballot that the Debtors, or the Notice and Claims Agent on behalf of the Debtors, otherwise provide to you.

E.	Votes Required for Acceptance by a Class

Under the Bankruptcy Code, acceptance of a plan by a class of claims or interests is determined by calculating the amount and the number of claims or interests voting to accept the plan, as a percentage of the allowed claims or interests, as applicable, in the class. Each Class of Claims entitled to vote on the Plan will have accepted the Plan if: (i) the Holders of at least two-thirds in dollar amount of the Claims validly voting in each Class vote to accept the Plan; and (ii) the Holders of more than one-half in number of the Claims validly voting in each Class vote to accept the Plan.

F.	Certain Factors to be Considered Prior to Voting

There are a variety of factors that all Holders of Claims and Interests entitled to vote on the Plan should consider prior to voting to accept or reject the Plan. These factors may impact recoveries under the Plan, including:

•

the financial information, if any, contained in this Disclosure Statement has not been audited and is based on an analysis of data available at the time of the preparation of the Plan and this Disclosure Statement;

•	whether the Sale to Penn Energy has been or will be consummated;

•

although the Debtors believe that the Plan complies with all applicable provisions of the Bankruptcy Code, the Debtors can neither assure such compliance nor that the Bankruptcy Court will confirm the Plan;

•	the Debtors may request Confirmation without the acceptance of all Impaired Classes entitled to vote in accordance with section 1129(b) of the Bankruptcy Code; and

•	any delays of either Confirmation or consummation of the Plan could result in, among other things, increased Administrative Claims or Professional Claims.

G.	Classes Not Entitled to Vote on the Plan

Under the Bankruptcy Code, holders of claims and interests are not entitled to vote (1) if their contractual rights are unimpaired by the proposed plan, in which case they are conclusively presumed to accept the proposed plan, or (2) if they will receive no property under the plan, in which case they are deemed to reject the proposed plan. Accordingly, the following Classes of Claims and Interests are not entitled to vote to accept or reject the Plan.

Class	Designation	Treatment	Voting Status
1	Priority Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
3	Other Secured Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
4	General Unsecured Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
5	Intercompany Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
6	Section 510(b) Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
7	Interests	Impaired	Deemed to Reject/ Not Entitled to Vote

Holders of Claims that are deemed to reject the Plan will receive a Notice of Non-Voting Status (as defined in the Disclosure Statement Order) which (a) identifies the treatment of the Classes designated; (b) sets forth the manner in which a copy of the Plan and the Disclosure Statement may be obtained; (c) identifies the Confirmation

Procedures; and (d) provides Holders of Impaired Claims and Interests deemed to reject the Plan an opportunity to opt out of the releases in the Plan. While Holders of Claims that are deemed to reject the Plan are not entitled to vote to accept or reject the Plan, they may opt out of the releases contained in Section IX of the Plan by returning the Opt Out Election Form (as defined in the Notice of Non-Voting Status) to the Voting Agent (as defined below) in accordance with procedures set forth in Section I.I below.

H.	Solicitation Package

The package of materials (the “Solicitation Package”) to be sent to Holders of Claims in the Voting Class will contain:

•

a cover letter describing (1) the contents of the Solicitation Package; (2) information about how to obtain access, free of charge, to the Plan, the Disclosure Statement and the Disclosure Statement Order, together with the exhibits thereto, on the Debtors’ case administration website; and (3) information about how to obtain, free of charge, paper copies of any of the documents included in the Solicitation Package;

•	a notice of the Confirmation Hearing (the “Confirmation Hearing Notice”);
•	the Disclosure Statement together with the exhibits thereto, including the Plan, that have been filed with the Bankruptcy Court before the date of the mailing;
•	the Disclosure Statement Order (as defined below) (excluding the exhibits thereto);
•	an appropriate form of Ballot, instructions on how to complete the Ballot and a pre-paid, pre-addressed Ballot return envelope and such other materials as the Bankruptcy Court may direct; and
•	any supplemental documents Filed with the Bankruptcy Court and any documents that the Bankruptcy Court orders to be included in the Solicitation Package, including any letters in support of the Plan.

The Debtors will cause Prime Clerk to distribute the Solicitation Packages to Holders of Claims in the Voting Class on the later of (a) three business days after entry of the order approving the Disclosure Statement and (b) September 20, 2018.

The Solicitation Package (except for the Ballots) may also be obtained free of charge from Prime Clerk by: (1) visiting https://cases.primeclerk.com/RexEnergy; (2) writing to R.E. Gas Development, LLC, et al. Ballot Processing c/o Prime Clerk LLC, 830 3rd Avenue, 3rd Floor, New York, NY 10022; or (3) calling 877-870-2280 (toll free) or 347-859-8018 (international).

The Debtors shall file the Plan Supplement no later than seven (7) days prior to the deadline to object to the Plan or such later date as may be approved by the Bankruptcy Court, except as otherwise provided under the Plan.

I.	Voting Procedures

If you are entitled to vote to accept or reject the Plan, one or more Ballots have been enclosed in your Solicitation Package for the purpose of voting on the Plan. Please vote and return your Ballot(s) to Prime Clerk, LLC (in its capacity as such, the “Voting Agent”), R.E. Gas Development, LLC, et al. Ballot Processing c/o Prime Clerk LLC, 830 3rd Avenue, 3rd Floor, New York, NY 10022, or by overnight delivery or by hand courier, unless you are a beneficial owner of a security who receives a Ballot from a broker, bank, dealer or other agent or nominee (each, a “Master Ballot Agent”), in which case you must return the Ballot to that Master Ballot Agent (or as otherwise instructed by your Master Ballot Agent).

In addition to accepting Ballots via first class mail, overnight courier and hand delivery, the Voting Agent will accept Ballots via electronic, online transmissions, solely through a customized online balloting portal at https://cases.primeclerk.com/RexEnergy. Parties entitled to vote may cast an electronic Ballot and electronically sign and submit the Ballot instantly by utilizing the online balloting portal. Instructions for electronic, online transmission of Ballots are set forth on the forms of the Ballots. The encrypted Ballot data and audit trail created by such electronic submission shall become part of the record of any Ballot submitted in this matter and the creditor’s electronic signature will be deemed to be immediately legally valid and effective.

Ballots should not be sent directly to the Debtors or their agents (other than the Voting Agent).

After carefully reviewing (1) the Plan, (2) this Disclosure Statement, (3) the order entered by the Bankruptcy Court (the “Disclosure Statement Order”) that, among other things, established the voting procedures, scheduled a Confirmation Hearing and set the voting deadline and the deadline for objecting to Confirmation of the Plan and (4) the detailed instructions accompanying your Ballot, please indicate on your Ballot your vote to accept or reject the Plan. In order for your vote to be counted, you must (i) complete and sign your original Ballot (copies will not be accepted, except with respect to Master Ballots (as defined below), which do not require you to return an original signature) and return it to the appropriate recipient (i.e., either a Master Ballot Agent or the Voting Agent) so that it is actually received by the Voting Deadline by the Voting Agent or (ii) submit your Ballot through the online balloting portal established by the Voting Agent on the Document Website (https://cases.primeclerk.com/ RexEnergy).

Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

If you hold multiple Claims within one Class, including if you (a) are the beneficial owner of Prepetition Second Lien Notes held in street name through more than one Master Ballot Agent or (b) are the beneficial owner of Prepetition Second Lien Notes registered in your own name as well as the beneficial owner of Prepetition Second Lien Notes registered in street name, you may receive more than one Ballot.

If you are the beneficial owner of the Prepetition Second Lien Notes held in street name through more than one Master Ballot Agent, for your votes with respect to such Prepetition Second Lien Notes to be counted, your Ballots must be mailed to the appropriate Master Ballot Agents at the addresses on the envelopes enclosed with your Ballots so that such Master Ballot Agent has sufficient time to record the votes of such beneficial owner on a Master Ballot and return such Master Ballot so it is actually received by the Voting Agent by the Voting Deadline.

All other Ballots, in order to be counted, must be properly completed in accordance with the voting instructions on the Ballot and actually received no later than the Voting Deadline (i.e., October 10, 2018 at 5:00 p.m. (prevailing Eastern time)) by the Voting Agent via its online balloting portal or regular mail, overnight courier or personal delivery at the following address: R.E. Gas Development, LLC, et al. Ballot Processing c/o Prime Clerk LLC, 830 3rd Avenue, 3rd Floor, New York, NY 10022, or by overnight delivery or by hand courier. Except with respect to Ballots timely submitted via the Voting Agent’s online balloting portal and Ballots submitted by the Master Ballot Agents for recording votes cast by beneficial owners holding securities (each, a “Master Ballot”), no Ballots may be submitted by electronic mail, and any Ballots submitted by electronic mail will not be accepted by the Voting Agent. BALLOTS SHOULD NOT BE SENT DIRECTLY TO THE DEBTORS.

If a Holder of a Claim delivers to the Voting Agent more than one timely, properly completed Ballot with respect to such Claim prior to the Voting Deadline, the Ballot that will be counted for purposes of determining whether sufficient acceptances required to confirm the Plan have been received will be the timely, properly completed Ballot determined by the Voting Agent to have been received last from such Holder with respect to such Claim.

If you are a Holder of a Claim who is entitled to vote on the Plan as set forth in the Disclosure Statement Order and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan, the Ballot or the procedures for voting on the Plan, please contact the Voting Agent (1) by telephone at 877-870-2280 (toll free) or 347-859-8018 (international) or (2) in writing at R.E. Gas Development, LLC, et al. Ballot Processing c/o Prime Clerk LLC, 830 3rd Avenue, 3rd Floor, New York, NY 10022.

FOR FURTHER INFORMATION AND INSTRUCTIONS ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION VI.

Before voting on the Plan, each Holder of a Claim should read, in its entirety, this Disclosure Statement, the Plan, the Disclosure Statement Order, the Confirmation Hearing Notice and the instructions accompanying the

Ballots. These documents contain important information concerning how Claims are classified for voting purposes and how votes will be tabulated. Holders of Claims entitled to vote are also encouraged to review the relevant provisions of the Bankruptcy Code and Bankruptcy Rules and/or consult their own attorney.

J.	Plan Objection Deadline

The deadline to file objections to Confirmation of the Plan is October 10, 2018, at 5:00 p.m. (prevailing Eastern time) (the “Plan Objection Deadline”). All objections to Confirmation of the Plan (the “Confirmation Objections”) must be in writing and must specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or Interest held by the objector. Any such objection must be Filed with the Bankruptcy Court and served on the Debtors and certain other parties in interest in accordance with the Disclosure Statement Order and Section VII hereof so that they are actually received on or before the Plan Objection Deadline. Parties wishing to reply to any Confirmation Objection shall have until 5:00 p.m. (prevailing Eastern time) on October 12, 2018 to file a reply.

K.	Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on Confirmation of the Plan. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to Confirmation of the Plan. This Bankruptcy Court entered the Disclosure Statement Order which, among other things, scheduled a Confirmation Hearing.

The Confirmation Hearing will commence on October 15, 2018, at 10:00 a.m. (prevailing Eastern time), before Chief Judge Jeffery A. Deller, at the United States Bankruptcy Court for the Western District of Pennsylvania, 5414 U.S. Steel Tower, 600 Grant Street, Courtroom D, Pittsburgh, Pennsylvania 15219. The Confirmation Hearing may be continued from time to time without further notice other than an adjournment announced in open court or a notice of adjournment Filed with the Bankruptcy Court and served on the entities who have Filed objections to the Plan, without further notice to other parties in interest. The Bankruptcy Court, in its discretion and before the Confirmation Hearing, may put in place additional procedures governing the Confirmation Hearing. The Plan may be modified, if necessary, before, during or as a result of the Confirmation Hearing, without further notice to parties in interest.

II.	DEBTORS’ ORGANIZATIONAL STRUCTURE AND BUSINESS

A.	The Debtors’ Business and Corporate Structure

R.E. Gas and its affiliates (the “Company”) are independent publicly-traded oil and gas companies operating in the Appalachian Basin. The Company is engaged in the acquisition, production, exploration and development of oil, natural gas and natural gas liquids (“NGLs”). It is focused on drilling and exploration activities in the Marcellus Shale, Utica Shale and Upper Devonian Shale.

R.E. Gas is a Delaware limited liability company. Substantially all of the assets of R.E. Gas are located in Pennsylvania. Rex Energy is the direct parent of R.E. Gas and each of the other Debtors, and all of the Debtors are organized under the laws of Delaware. The overall management of the Debtors is conducted by senior executives at their headquarters in State College, Pennsylvania.

Prior to the Petition Date, two of Rex Energy’s wholly-owned subsidiaries merged with other Debtors. Specifically, on April 10, 2018, Rex Energy IV, LLC merged with Rex Energy I, LLC, with Rex Energy I, LLC being the surviving entity; and PennTex Resources Illinois, Inc. merged with Rex Energy I, LLC, with Rex Energy I, LLC being the surviving entity. Immediately prior to the mergers, neither Rex Energy IV, LLC nor PennTex Resources Illinois, Inc. had operations or assets. Similarly, non-Debtors R.E. Disposal, LLC, R.E. Ventures Holdings, LLC and Rex Energy Marketing, LLC are disregarded entities with no operations, no assets and no liabilities.

The common stock of Rex Energy was listed on the Nasdaq Global Market on July 28, 2007, trading under ticker symbol “REXX.” On April 12, 2018, Rex Energy’s common stock was delisted from the Nasdaq Stock Exchange; however, Rex Energy’s common stock is still traded over-the-counter. As of the Petition Date, there were approximately 10,708,287 shares of Rex Energy’s common stock outstanding, with a total market capitalization of approximately $8.78 million. As of the Petition Date, there were also approximately 3,987 shares of Rex Energy Series A convertible preferred stock outstanding, with a market price of approximately $1.59 million.

B.	Significant Prepetition Indebtedness

As of the Petition Date, the Debtors had approximately $884 million in outstanding funded debt, as described in more detail below. A summary of the funded debt obligations is as follows:

	Facility	Agent/Lenders	Borrower/Guarantors	Secured/ Unsecured	Principal Amount Outstanding (USD millions)
1.	Prepetition First Lien Credit Agreement, dated as of April 28, 2017	Angelo, Gordon Energy Servicer, LLC (“Angelo, Gordon”), as administrative agent and collateral agent and the lenders party thereto	Rex Energy Rex I Rex Operating R.E. Gas	Secured – First Lien	$261.3 (excluding Make Whole Amount)
2.	Prepetition Second Lien Indenture governing 1.0%/8.0% senior secured notes due 2020 dated March 31, 2016	Wilmington Savings, as Trustee	Rex Energy Rex I Rex Operating R.E. Gas	Secured – Second Lien	$588.0
3.	Supplemental Indenture governing 8.875% notes due 2020 dated March 31, 2016	BOKF, NA, as Trustee	Rex Energy Rex I Rex Operating R.E. Gas	Unsecured	$7.3
4.	Supplemental Indenture governing 6.25% notes due 2022, dated March 31, 2016	BOKF, NA, as Trustee	Rex Energy Rex I Rex Operating R.E. Gas	Unsecured	$5.4
5.	Hedging Obligations	BP Energy Company Macquarie Bank Limited	Rex Corporation	Secured	$22.0 (contingent current mark to market termination value)
TOTAL					$884.0

1.	Prepetition First Lien Credit Agreement

On April 28, 2017, the Debtors entered into the Prepetition First Lien Credit Agreement with Angelo, Gordon as the Prepetition First Lien Agent, Macquarie Bank Limited, as issuing bank, and the Prepetition First Lien Lenders.

The Prepetition First Lien Credit Agreement provided for a maximum commitment of $300,000,000, comprised of (a) a $143,500,000 secured term loan facility and (b) a $156,500,000 secured delayed draw term loan facility, which includes a letter of credit subfacility (the letters of credit issued thereunder, “Letters of Credit”). The Debtors used the proceeds of the loans under the Prepetition First Lien Credit Agreement to refinance loans under their prior credit facility, to pay fees and expenses related thereto, to cash collateralize the Letters of Credit and for general corporate purposes. As of the Petition Date, there was approximately $261,315,322 in principal outstanding under the Prepetition First Lien Credit Agreement.

The Prepetition First Lien Credit Agreement had a stated maturity date of the earlier of (a) April 28, 2021 and (b) the date that is six months prior to the maturity of the Prepetition Second Lien Notes unless less than $25,000,000 Prepetition Second Lien Notes were then outstanding and the Prepetition First Lien Credit Agreement was not in default. Obligations under the Prepetition First Lien Credit Agreement are secured by liens on and security interests in substantially all of the assets of the Debtors. The Prepetition First Lien Credit Agreement contains a provision that to the extent the lenders are repaid in whole or in part prior to the maturity date or the outstanding indebtedness under the facility is accelerated for any reason, certain yield maintenance and call protection amounts, comprising the Make Whole Amount, may become payable to the Prepetition First Lien Lenders. The Make Whole Amount is calculated, in part, based on the sum of remaining interest payments due on all loans for the remainder of the make whole period, which terminates on October 28, 2019, and in part based on other additional amounts. As discussed in more detail below, the Make Whole Amount was triggered prior to the Petition Date. As part of the RSA Settlement, the Debtors, the Ad Hoc Second Lien Group and the Prepetition First Lien Lenders agreed to a settlement of the Make Whole Amount as set forth in the Final DIP Order.

Prior to the Petition Date, certain events of default under the Prepetition First Lien Credit Agreement occurred, as discussed in more detail below. As a result of such defaults, on April 3, 2018, the Debtors and the Prepetition Fist Lien Lenders entered into a forbearance agreement, pursuant to which the Prepetition First Lien Lenders agreed to forbear from exercising their rights and remedies under the Prepetition First Lien Credit Agreement and the other Prepetition First Lien Documents in respect of certain defaults and events of default thereunder through April 16, 2018 (the “First Lien Forbearance Agreement”). The forbearance period set forth in the First Lien Forbearance Agreement was subsequently extended several times through May 17, 2018. On April 27, 2018, the Debtors received from the Prepetition First Lien Agent a Notice of Acceleration of the outstanding amounts due under the Prepetition First Lien Credit Agreement, including the term loans, together with all accrued interest thereon, the Make Whole Amount, all fees and other outstanding amounts thereon (the “Notice of Acceleration”).

2.	Prepetition Second Lien Notes

On March 31, 2016, the Company completed an exchange offer and consent solicitation related to the Company’s then outstanding unsecured 8.875% Senior Notes due 2020 (the “2020 Notes”) and 6.250% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Unsecured Notes”). The Company offered to exchange any and all of the Unsecured Notes held by eligible holders for up to (a) $675,000,000 aggregate principal amount of Prepetition Second Lien Notes and (b) $10,125,000 of shares of the Company’s common stock.

The Prepetition Second Lien Notes are governed by the Prepetition Second Lien Indenture. As of the Petition Date, there were approximately $587,606,000 of Prepetition Second Lien Notes outstanding. The obligations under the Prepetition Second Lien Indenture are secured by second priority liens on substantially all of the Debtors’ assets. The rights and obligations between the Prepetition First Lien Lenders and the Prepetition Second Lien Noteholders with respect to the collateral securing their respective claims are governed by the Intercreditor Agreement dated March 31, 2016 between such parties.

On April 2, 2018, the Debtors determined not to make the interest payment in the amount of $23,504,242.44 that was due under the Prepetition Second Lien Indenture, which resulted in an event of default under the Prepetition First Lien Credit Agreement on that date and under the Prepetition Second Lien Indenture after the passage of a 30-day grace period (the “Interest Payment Default”). On May 3, 2018, the Debtors and the Ad Hoc Second Lien Group entered into a forbearance agreement, pursuant to which the Ad Hoc Second Lien Group agreed to forbear from exercising their rights and remedies under the Prepetition Second Lien Indenture, through May 9, 2018, in respect of certain defaults thereunder, including the Interest Payment Default (the “Second Lien Forbearance Agreement”).    The forbearance period set forth in the Second Lien Forbearance Agreement was later extended through May 17, 2018.

3.	Unsecured Notes

The Company still has certain outstanding 2020 Notes and 2022 Notes, which were not tendered in the March 2016 exchange offer described above. The 2020 Notes and 2022 Notes are governed, respectively, by the indenture governing the 2020 Notes and the indenture governing the 2022 Notes between the Company, the subsidiary guarantors party thereto and BOKF, NA, as the Unsecured Notes Indenture Trustee.6 As of the Petition Date, approximately $7.33 million and $5.36 million in principal was outstanding on account of the 2020 Notes and 2022 Notes, respectively. On May 4, 2018, the Company received a notice of default and acceleration from the Unsecured Notes Indenture Trustee.

4.	Hedging Obligations

The Company manages the commodity risks it is exposed to in the normal course of business through outstanding hedging transactions with BP Energy Company and Macquarie Bank Limited (each, a “Secured Swap Party”) under certain Prepetition Secured Swap Agreements. The obligations under the Prepetition Secured Swap Agreements are secured by a first lien on substantially all of the assets of the Debtors, which before the Petition Date ranked pari passu with the first priority liens securing the obligations under the Prepetition First Lien Credit Agreement, and, after entry of the Final DIP Order, rank pari passu with lien securing the obligations outstanding under the DIP Facility. The rights and obligations among the Prepetition First Lien Agent, the Prepetition First Lien Lenders and the Secured Swap Parties with respect to the collateral securing their respective claims are governed by the Intercreditor Agreement dated April 28, 2017 between such parties. As of the Petition Date, the Debtors estimated an approximate contingent liability position of $22 million under the existing swaps.

III.	EVENTS LEADING TO THE CHAPTER 11 CASES

Throughout its history, the Company has implemented various strategies to respond to adverse fluctuations in commodity prices. Among other things, the Company has (a) sought ways to increase efficiency, including through employing advanced technologies and reducing operational costs, (b) actively allocated capital in an effort to maximize value and estimated proved reserve growth based on assessment of the relative risk of development and the economics of potential projects, (c) sought to maintain balance and diversification in the types of production (i.e., oil, natural gas and natural gas liquids) and (d) engaged in a diversified hedge program to mitigate the exposure to volatile commodity prices.

A.	Cost Reduction Initiatives

Additionally, in the years leading up to the filing of these Chapter 11 Cases, the Company (a) exchanged approximately $588 million of unsecured notes for the Prepetition Second Lien Notes, which conserved approximately $62 million in cash interest through October 2017, (b) opportunistically exchanged both debt and preferred stock into common stock and (c) monetized midstream assets and non-core oil and gas assets. Moreover, the Company selectively sought out profitable oil and gas property acquisitions and joint venture opportunities (“JVs”). In August of 2010, the Company partnered with Summit Discovery Resources II, LLC, a wholly owned subsidiary of Japan’s Sumitomo Corporation, to drill and complete additional wells in the Marcellus Shale. In March of 2015, the Company entered a JV with an affiliate of private equity firm ArcLight Capital Partners LLC in the Butler Operated Area of the Marcellus Shale. In March of 2016, the Company entered into a JV agreement with an affiliate of Benefit Street Partners L.L.C. to jointly develop 58 specifically designated wells in the Company’s Moraine East and Warrior North operated areas. The Company continued engaging in joint operations with these entities during the Chapter 11 Cases.

Despite the aforementioned cost-reduction initiatives, however, and other efforts to improve their liquidity profile, the ongoing sharp decline in oil and natural gas prices that began in 2014 stifled the Company’s performance in recent years and resulted in decreased revenues, which ultimately affected the Debtors’ liquidity and balance sheet

[6]	Effective December 5, 2016, BOKF, NA became the Unsecured Notes Indenture Trustee. Prior to its resignation on December 5, 2016, Wilmington Trust, National Association served as the trustee.

and forced them to seek to restructure their debt. Thus, in late 2016, the Company began engaging with existing and new lenders to enhance liquidity and reduce its debt load.

In October 2016, the Debtors and certain Prepetition Second Lien Noteholders entered into a non-disclosure agreement to explore a restructuring of the Prepetition Second Lien Notes. Those discussions did not lead to an agreement in principle on restructuring terms.

Given that the Debtors had yet to find a solution to their liquidity issues, the Debtors continued discussions with other interested parties, including the Debtors’ first-lien lenders. At the time, the existing first lien credit facility was a revolving credit agreement, under which the maximum outstanding loans could not exceed at any time the then applicable borrowing base, which borrowing base was, from time to time, adjusted. The facility was set to mature on September 12, 2019. The Debtors expected the borrowing base to be reduced on the next redetermination date, resulting in availability under the credit agreement falling below the level the Company thought necessary or appropriate for its needs (and possibly also requiring prepayment of outstanding loans).

Thus, in April of 2017, the Debtors refinanced their existing first lien credit facility by entering into the Prepetition First Lien Credit Agreement. The Prepetition First Lien Credit Agreement refinanced the existing first lien facility and provided approximately $110 million of additional borrowing capacity.

B.	Prepetition Negotiations with Lenders

In mid-2017, the Debtors began considering additional liquidity-improvement and deleveraging initiatives, including debt-for-debt and debt-for-equity exchanges, joint venture opportunities and asset sales. With the assistance of their advisors, Jones Day and Perella Weinberg Partners (“Perella”), the Debtors commenced extensive, good-faith discussions with the Prepetition First Lien Agent, the Prepetition First Lien Lenders and Ad Hoc Second Lien Group regarding a potential restructuring of the Debtors’ capital structure.

To facilitate restructuring discussions, in September of 2017, the Company entered into non-disclosure agreements with legal and financial advisors to the Ad Hoc Second Lien Group. After a period of due diligence by Ad Hoc Second Lien Group’s advisors, on January 10, 2018, the Company entered into confidentiality agreements with individual members of the Ad Hoc Second Lien Group and began exchanging confidential information to inform more in-depth discussions among principals. As part of the restructuring discussions and at the end of January of 2018, the Debtors and the Ad Hoc Second Lien Group exchanged term sheets for restructuring proposals, contemplating potential restructuring transactions that would partially equitize the Prepetition Second Lien Notes. These discussions, however, did not result in agreement on the terms of a transaction at that time.

C.	Defaults Under the Prepetition First Lien Credit Agreement

In February of 2018, the Debtors requested a draw of $18.5 million of delayed-draw loans available under the Prepetition First Lien Credit Agreement, which request was funded by the Prepetition First Lien Lenders. Prior to submitting the funding request, the Company failed to deliver its quarterly financial statements for the quarter ended December 31, 2017, as well as certain related certificates, due on February 14, 2018, resulting in a default under the Prepetition Fist Lien Credit Agreement. In connection with the draw request, the Debtors submitted a draw certificate containing an erroneous representation that no defaults existed at such time, which resulted in an additional event of default.

As a result of the aforementioned defaults, the terms of the Prepetition First Lien Credit Agreement prohibited draws of the remaining delayed-draw amounts and the interest on the outstanding amounts under the Prepetition First Lien Credit Agreement became payable at the default rate. Notwithstanding the existing defaults, the Prepetition First Lien Lenders accommodated the Debtors’ subsequent requests to draw under the Prepetition First Lien Credit Agreement (a) approximately $34 million on April 25, 2018 to cash collateralize the Letters of Credit (which otherwise would have expired and been drawn by the beneficiaries) and (b) $6.2 million on May 14, 2018 to provide necessary liquidity to prepare for the Filing of these Chapter 11 Cases.

On April 2, 2018, the Company determined not to make an interest payment in the amount of $23,504,242.44 due under the Prepetition Second Lien Indenture. While the Prepetition Second Lien Indenture provided for a 30-day grace period, the non-payment of interest resulted in a cross-default under the Prepetition First Lien Credit Agreement, giving rise to the risk of acceleration of the outstanding obligations under that facility and possible enforcement of remedies by the Prepetition First Lien Agent. On April 3, 2018, the Debtors and Prepetition First Lien Agent agreed to enter into the First Lien Forbearance Agreement to permit restructuring discussions to take place. The First Lien Forbearance Agreement did not prevent the Prepetition First Lien Agent from accelerating the amounts owed under the Prepetition First Lien Credit Agreement but prevented the Prepetition First Lien Agent from taking any enforcement actions with respect to any accelerated obligations during the forbearance period. Thus, on April 27, 2018, the Debtors received from the Prepetition First Lien Agent the Notice of Acceleration. The acceleration triggered the Make Whole Amount. Nevertheless, in accordance with the terms of First Lien Forbearance Agreement, the Prepetition First Lien Agent did not take any enforcement action, and the parties continued restructuring discussions. In addition, the Prepetition First Lien Lenders permitted the Debtors to borrow approximately $40 million under the Prepetition First Lien Credit Agreement during the forbearance period. The forbearance period, which was extended several times, terminated on May 17, 2018, immediately prior to the Filing of the Debtors’ Chapter 11 Cases.

Because no restructuring agreement was reached upon the expiration of the grace period under the Prepetition Second Lien Indenture, on May 3, 2018, the Company and the Ad Hoc Second Lien Group entered into the Second Lien Forbearance Agreement, pursuant to which the Prepetition Second Lien Noteholders agreed to temporarily forbear from exercising their rights with respect to the Interest Payment Default. That forbearance period, which was extended to accommodate additional negotiations with the Company, also terminated on May 17, 2018, immediately prior to the Filing of the Debtors’ Chapter 11 Cases.

D.	The RSA Settlement and the Restructuring Support Agreement

Prior to and during the various forbearance periods, the Debtors engaged in extensive, good-faith negotiations with the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group. Among the key points of such negotiations among the Debtors, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group was the settlement of the Make Whole Amount.

After a period of good-faith negotiations with respect to the overarching restructuring strategy and settlement of the Make Whole Amount, the Debtors, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group agreed on the terms of the RSA Settlement, which establishes the framework for resolution of the Chapter 11 Cases as well as settles the dispute around the Make Whole Amount, as further described below. To implement the RSA Settlement, the parties entered into a Restructuring Support Agreement. In accordance with the Restructuring Support Agreement, the Debtors, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group agreed on the basic terms of a sale process designed to encourage a robust auction for substantially all of the Debtors’ assets. The Debtors also agreed to simultaneously pursue a plan process pursuant to which (i) if the Sale is not consummated, the DIP Lenders and the Prepetition First Lien Lenders, if applicable, would receive 100% of the equity interests in the reorganized Debtors or (ii) if the Sale is consummated, the obligations owing to the DIP Lenders and the Prepetition First Lien Lenders, if applicable, would be repaid in full from the net proceeds of the Sale and the Prepetition Second Lien Noteholders would receive any excess proceeds from such Sale.

The creditors that executed the Restructuring Support Agreement as of the Petition Date and agreed to support the Debtors’ restructuring efforts include 100% of the Prepetition First Lien Lenders and approximately 71.8% of the Prepetition Second Lien Noteholders.

To provide the Debtors with sufficient funds to continue their operations while pursuing their restructuring efforts and the Sale, the DIP Lenders agreed to provide the Debtors with the DIP Facility.

IV.	EVENTS DURING THE CHAPTER 11 CASES

A.	First and Second Day Relief

Immediately after commencing these Chapter 11 Cases, the Debtors Filed a number of motions and other pleadings (the “First Day Motions”) seeking interim or final relief necessary to stabilize their businesses in the initial days of these Chapter 11 Cases, ensure a smooth transition into chapter 11 with minimal disruptions and maintain the confidence of key creditor constituencies necessary to implement an effective sale or reorganization of the Debtors’ assets. Subsequently, final orders were entered with respect to certain of the First Day Motions.

The orders entered pursuant to the First Day Motions authorized the Debtors to, among other things:

•	pay certain prepetition employee wages, benefits, reimbursable business expenses and related expenses (Docket Nos. 125 and 279);

•	provide adequate assurance of payment to utility companies and establish procedures for resolving requests by utility companies for additional assurance of payment (Docket Nos. 123 and 272);

•	pay certain prepetition taxes and fees (Docket No. 127);

•	maintain their existing bank accounts and cash management system, and continue use of existing business forms and records (Docket Nos. 133 and 273);

•	honor prepetition and postpetition obligations to the Debtors’ royalty owners and obligations under certain oil and gas leases (Docket Nos. 114 and 269);

•

honor prepetition and postpetition obligations under the Debtors’ insurance policies, including related premiums, deductibles, reimbursement or retention amounts and amounts owed to brokers (Docket No. 129);

•	continue payments to purchasers and midstream providers (Docket Nos. 117 and 296);

•	honor prepetition claims of certain lienholders (Docket Nos. 119 and 270);

•

establish notice and objection procedures for transfer of equity of the Debtors and establish a record date for notice and sell down procedures for trading in claims against the Debtors’ estates (Docket Nos. 121 and 271);

•	assume and continue performance under the Prepetition Secured Swap Agreements (Docket Nos. 140 and 425); and

•	obtain approval of the debtor-in-possession financing, as described in more detail in Section IV.D below (Docket Nos. 137 and 432).

B.	Appointment of the Creditors’ Committee

On May 29, 2018, the U.S. Trustee appointed the Creditors’ Committee in these Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code (Docket No. 161). The Creditors’ Committee consists of the following members: B.P. Energy Company, Mary Kerstetter, Mark West Liberty Bluestone, LLC and BOKF, N.A.

Following its appointment, pursuant to Bankruptcy Court approval, the Creditors’ Committee retained the following professionals: (1) Brown Rudnick, LLP as bankruptcy counsel (Docket No. 359), (2) Leech Tishman Fuscaldo & Lampl, LLC as co-counsel (Docket No. 414) and (3) Conway MacKenzie, Inc. as financial advisor (Docket No. 360).

Since its appointment, the Creditors’ Committee explored potential claims against the Debtors’ estates, officers and directors, and lenders, and engaged in extensive discovery in connection with the DIP Orders and the Restructuring Support Agreement. There were a number of depositions held and several rounds of document production. Ultimately, any concerns of the Creditors’ Committee were resolved as part of the Sale and through revisions made to the Settlement Approval Order.

C.	Debtors’ Retention of Professionals

Pursuant to Bankruptcy Court approval, the Debtors retained, among others, (1) Jones Day as bankruptcy counsel (Docket No. 323), (2) Buchanan Ingersoll & Rooney, PC as co-counsel (Docket No. 324), (3) FTI Consulting, Inc. as financial advisors (Docket No. 322) and (4) Perella as investment bankers (Docket No. 328). The Bankruptcy Court also authorized the Debtors to retain, employ and compensate certain professionals utilized by the Debtors in the ordinary course of business (Docket No. 326).

D.	The Debtors’ Postpetition Financing

Given the Debtors’ liquidity position prior to the Petition Date, the Debtors obtained Bankruptcy Court approval of the DIP Facility to provide the Debtors with sufficient funds to continue the Debtors’ operations during the Chapter 11 Cases pending a Sale or reorganization.

On May 22, 2018, the Bankruptcy Court entered an order (Docket No. 137) authorizing the Debtors, on an interim basis, to enter into a $411,315,322 debtor in possession credit facility provided by the DIP Lenders, of which upon entry of the final order, $311,315,322 would be borrowed to permanently roll up $261,315,322 of the outstanding loans under the Prepetition First Lien Credit Facility and $50,000,000 on account of the settlement of the Make Whole Amount. The Bankruptcy Court entered the Final DIP Order approving the DIP Facility on July 12, 2018 (Docket No. 432).

The DIP Facility has allowed the Company to maintain a stable level of operations and fulfill post-petition obligations to its creditors and contract counterparties while pursuing restructuring efforts and the Sale. The Debtors’ obligations under the DIP Facility are secured by a valid, binding, continuing, enforceable, fully-perfected first priority, senior priming lien on, and security interest in, all Unencumbered Property and Prepetition Collateral, and junior liens on any Prepetition Collateral that is encumbered by Non-Primed Liens (each as defined in the DIP Orders). The DIP Facility further sets forth a series of milestones related to the restructuring process, including the requirement that the closing of any sale and distribution of sale proceeds or occurrence of the effective date of a confirmed plan shall occur no later than one hundred seventy (170) days after the Petition Date.

E.	The Debtors’ Sale Processes

1.	Bidding Procedures

The Debtors Filed these Chapter 11 Cases with the goal of selling substantially all of their assets in a way that maximizes creditor recoveries.

In furtherance of that goal, at the outset of these Chapter 11 Cases, on June 1, 2018, the Debtors Filed the Motion for Entry of Orders (I)(A) Approving Bidding Procedures for the Sale of the Debtors’ Assets, (B) Scheduling an Auction and Approving the Form and Manner of Notice Thereof, (C) Approving Assumption and Assignment Procedures and (D) Scheduling a Sale Hearing and Approving the Form and Manner of Notice Thereof; (II)(A) Approving the Sale of Certain of the Debtors’ Assets Free and Clear of Liens, Claims, Interests and Encumbrances and (B) Approving the Assumption and Assignment of Executory Contracts and Unexpired Leases; and (III) Granting Related Relief (Docket No. 195), which sought, among other things, approval of sale and auction procedures for a sale of substantially all of the Debtors’ assets. On June 29, 2018, the Bankruptcy Court entered the Final Order approving the Bidding Procedures (Docket No. 370).

2.	Bidding Process

Immediately upon commencement of these Chapter 11 Cases, the Debtors took steps to market substantially all of their assets. As part of this process, Perella engaged in an extensive sales and marketing effort, contacting over 110 potential strategic and financial buyers that might have been interested in acquiring all or a portion of the Debtors’ assets. Of these potential strategic and financial buyers, 35 parties signed non-disclosure agreements and were provided with access to a virtual dataroom and extensive diligence materials, including detailed financial information, among other information.

Under the Bidding Procedures, potential bidders interested in bidding on the Debtors’ assets had a deadline of July 26, 2018 to submit final bids for such assets. The Debtors received a total of three bids. The first of these bids was submitted by Penn Energy, which proposed acquisition of substantially all of the Debtors’ assets. The Debtors also received two other bids – one offering only $3 million in consideration and limited to a select group of the Debtors’ assets, and another bid that was significantly less attractive and less beneficial to the Debtors’ estates than the Penn Energy bid. Thus, the Debtors began pursuing the Penn Energy bid in an effort to improve its terms. Simultaneously, the Debtors were also exploring a proposal for an alternative restructuring strategy received from the Ad Hoc Second Lien Group. This dual-track path and accompanying extensive negotiations that spanned several weeks resulted in a significant improvement of the Penn Energy bid. During these negotiations, as the initially scheduled auction date was approaching, the Debtors made a decision to reschedule the auction several times to allow for additional time to continue negotiations. Ultimately, the Debtors decided to cancel the auction and selected the Penn Energy bid as the Successful Bid, with the support of the Creditors’ Committee, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group. The Debtors and Penn Energy entered into the Purchase Agreement on August 24, 2018. The Bankruptcy Court entered the Sale Order approving the Sale to Penn Energy on August 31, 2018 (Docket No. 841).

3.        The Purchase Agreement

Pursuant to the Purchase Agreement, Penn Energy agreed to acquire substantially all of the Debtors’ assets and assume certain liabilities of the Debtors for an aggregate purchase price of $600.5 million, subject to certain adjustments, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code. The Closing Date is expected to occur on or around September 28, 2018. Payments on the Closing Date include payments (i) on account of the outstanding indebtedness under the DIP Facility and the Prepetition First Lien Credit Agreement, including the Make-Whole Amount and related fees and expenses, less $2,250,000; (ii) on account of the outstanding indebtedness under the Prepetition Second Lien Indenture in the amount of $162,000,000; and (iii) to the trustee under the Unsecured Notes Indentures and the fund administrator with respect to certain disputed lease claims, as more fully described in sections 4.2(b) and (c) of the Purchase Agreement. The remaining portion of the purchase price, after payment of the aforementioned amounts, will be used to fund the Wind Down Amount (including the Professional Fee Escrow Account). The Wind Down Amount will be used to pay (a) administrative expenses of the Plan Administrator; (b) all Allowed Priority Claims and Allowed Priority Tax Claims; and (c) all Allowed Administrative Claims and (d) expenses associated with the wind down activities conducted under the oversight of the Plan Administrator, including salaries of remaining employees and potential retention bonuses. An aggregate amount ranging from approximately $686,000 to $853,000 from the Wind Down Amount shall be available for payment of such salaries and bonuses after the Effective Date. Any funds remaining in the Wind Down Amount after satisfaction of the Debtors’ obligations under the Plan will be distributed to holders of Prepetition Second Lien Claims in accordance with the Plan, the Purchase Agreement and the Sale Order.

Further, pursuant to the Sale Order, the Debtors, Penn Energy and Enterprise (as defined in the Sale Order) agreed that the Enterprise Agreements will not be assumed and assigned as part of the Sale, and will remain effective notwithstanding the Effective Date through December 31, 2018, at which time the Enterprise Agreements will be rejected. The Debtors will continue to perform and pay all amounts due under the Enterprise Agreements prior to the Effective Time (as that term is defined in the Purchase Agreement). Additionally, the Debtors will continue to perform and pay all amounts due under the Enterprise Agreements on or after the Effective Time that had been invoiced through and up to the Closing Date, subject to their right to reimbursement pursuant to the Purchase Agreement. After the Closing Date, Penn Energy will perform the obligations arising under the Enterprise Agreements and pay all amounts attributable to Penn Energy’s performance of the obligations under the Enterprise Agreements, and the Debtors shall not have any responsibility for payment relating to the time period on or after the Closing Date.

F. Schedules and Statements

On July 2, 2018, the Debtors Filed their Schedules (Docket Nos. 384-385), which contain information regarding, among other things, creditors holding unsecured priority and non-priority claims against the Debtors, secured claims, executory contracts and unexpired leases. The Debtors subsequently Filed amended Schedules on August 1, 2018 (Docket No. 600). Copies of the Schedules are available for inspection on the Bankruptcy Court’s website and on the website maintained by Prime Clerk for these Chapter 11 Cases at https://cases.primeclerk.com/RexEnergy.

G.        Bar Dates

Pursuant to the Bar Date Order (Docket No. 390), the Bankruptcy Court established the General Bar Date, the Government Bar Date, the Amended Schedules Bar Date and the Rejection Bar Date. The Debtors provided notice of the bar dates above as required by the Bar Date Order.

H.        Key Employment Retention Program and Key Employment Incentive Program

On June 7, 2018, the Debtors Filed a motion (Docket No. 237) requesting the Bankruptcy Court’s approval of a key employee retention program in the amount of approximately $397,500 (the “KERP”) and a key employee incentive program (the “KEIP”). After extensive negotiations with their creditor constituencies, the Debtors proposed certain revisions to the KEIP (Docket No. 358) pursuant to which KEIP participants were eligible for the following pay-outs: (i) in respect of achieving certain operational targets, an amount ranging from $706,000 at the threshold pay-out level to $2,116,000 at the maximum pay-out level; (ii) in respect of achieving certain fair market value for the Debtors’ assets in connection with a transaction that is consummated, an amount ranging from $350,000 at the threshold pay-out level to $1,700,000 at the maximum pay-out level; and (iii) in respect of achieving certain emergence milestones, an amount ranging from $118,000 at the threshold pay-out level to $353,000 at the maximum pay-out level (the “Revised KEIP”).

The Debtors determined that the retention of certain key non-insider employees was necessary to maintain their ongoing businesses while conducting a controlled sale process. The KERP applies to 14 non-insider employees. Under the KERP, participants will receive quarterly awards totaling $132,500 per quarter, for three quarters. The quarterly payments are fixed for each KERP participant, and range from $5,000 to $25,000.

Moreover, the Debtors determined that the Revised KEIP is essential to the Debtors’ successful restructuring efforts. The Debtors limited participation in the Revised KEIP to insider employees who will play a significant role in maximizing the value of the Debtors’ assets through a sale process or other restructuring. The Revised KEIP applies to four employees. On June 28, 2018, the Bankruptcy Court approved the Debtors’ proposed KERP and Revised KEIP pursuant to sections 363(b) and 503(c)(3) of the Bankruptcy Code (Docket No. 362).

I.        The RSA Settlement and the 9019 Motion

As discussed above, the Make Whole Amount, the entitlement thereto and calculations thereof have been the subject of discussions among the Debtors, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group since the fall of 2017. The Debtors determined, after reviewing all the facts and circumstances, that litigating the Make Whole Amount would be a costly, lengthy process with an uncertain outcome. Precedent indicates that litigating the dispute could take up to eighteen months to resolve (plus additional time for potential appeals) and, if the Debtors wanted to emerge before the resolution of litigation, such framework would most likely require the posting of a reserve in the full amount of the potential Make Whole Amount that could be asserted by the Prepetition First Lien Agent.

Thus, the Debtors, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group agreed on the settlement of the Make Whole Amount, which is embodied in the RSA Settlement and the Restructuring Support Agreement that such parties executed prior to the Petition Date. Pursuant to the RSA Settlement, the Make Whole Amount is $50 million that is subject to reduction on a dollar-for-dollar basis by up to $5 million on account of post-petition interest accrued and paid in cash on the principal balance of $261,315,322 outstanding under the Prepetition First Lien Credit Agreement (including with respect to such amounts that have been converted to “roll-up” loans under the DIP Facility) (such reduced amount, the “Minimum MW Amount”); provided, however, that if the Prepetition Second Lien Noteholders receive a recovery on account of their Prepetition Second Lien Claims as a result of the sale process or the plan process in excess of 40% of the outstanding principal amount of the Prepetition Second Lien Claim (the “2L Recovery Threshold”), then the Minimum MW Amount shall be increased by, and the Prepetition First Lien Lenders shall be entitled to, every dollar above the 2L Recovery Threshold, up to a maximum amount of $10.5 million (such increased amount being no more than $55.5 million). On July 5, 2018, the Debtors Filed the Debtors’ Motion for Entry of an Order (I) Approving the Settlement Pursuant to Federal Rule of Bankruptcy Procedure 9019(A) and (II) Authorizing the Debtors to Assume the Restructuring Support Agreement Pursuant to Section 365(A) of the Bankruptcy Code (Docket No. 402) (the “9019 Motion”).

The 9019 Motion sought authorization to assume the Restructuring Support Agreement, and approval of the settlements embodied therein. The hearing to consider the relief requested in the 9019 Motion was originally scheduled for August 13, 2018, but was rescheduled to August 30, 2018.

Prior and subsequent to the Debtors filing the 9019 Motion, the Debtors, Creditors’ Committee, Prepetition First Lien Lenders, and Ad Hoc Second Lien Group engaged in extensive good faith negotiations regarding the relief requested in the 9019 Motion and the Creditors’ Committee’s potential objections thereto, as well as the Sale Motion and the Creditors’ Committee’s Challenge (as defined in the Final DIP Order). These good faith negotiations included, among other things, the confidential exchange of numerous draft pleadings related to the 9019 Motion and the Creditors’ Committee’s Challenge. The parties ultimately agreed to a consensual global resolution of the Creditors’ Committee objection points and Challenge rights (subject to the terms of the Settlement Approval Order, Sale Order, and Purchase Agreement, including, without limitation, the closing of the Sale to Penn Energy).

Pursuant to the global settlement, the Purchase Agreement would provide for, among other things, the assumption of: (i) all Prepetition Trade Claims (up to the Prepetition Trade Cap); (ii) the Assumed Unsecured Note Liabilities (up to $2.5 million, plus $275,000 for fees, expenses and costs, including indemnities of the Unsecured Notes Trustee); (iii) the Assumed Lease Liabilities (up to $1,005,000, plus $720,000 for the fees and expenses of the Lease Claimants, including class representative stipends); and (iv) the substantial majority of the Debtors’ executory contracts, as identified on Schedule 2.5(a) of the Purchase Agreement.7 The Purchase Agreement would also provide for the payment in full of all post-petition administrative expense claims, consistent with the Bidding Procedures (through either assumption of such claims or cash sufficient to pay such claims in full), as well as the Buyer’s release of all avoidance, fraudulent transfer, preference and similar claims, including all claims under chapter 5 of the Bankruptcy Code, that were acquired under the Purchase Agreement. As a result of the global settlement, the substantial majority of General Unsecured Claims in the Chapter 11 Cases will be satisfied either in full or pursuant to a consensual resolution among the relevant parties.

Subject to the terms of the foregoing global settlement, the Creditors’ Committee agreed to support entry of a revised order granting the relief requested in the 9019 Motion. The Debtors, thereafter, submitted a revised proposed order incorporating comments received from the Creditors’ Committee, the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group. The Bankruptcy Court entered the revised Settlement Approval Order on August 31, 2018 (Docket No. 842).

V.	SUMMARY OF THE PLAN

THE FOLLOWING SUMMARY HIGHLIGHTS CERTAIN SUBSTANTIVE PROVISIONS OF THE PLAN, AND IS NOT, NOR IS IT INTENDED TO BE, A COMPLETE DESCRIPTION OR A SUBSTITUTE FOR A FULL AND COMPLETE REVIEW OF THE PLAN. THE DEBTORS URGE ALL HOLDERS OF CLAIMS AND INTERESTS TO READ AND STUDY CAREFULLY THE PLAN, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT A.

Section 1123 of the Bankruptcy Code provides that, except for Administrative Claims and Priority Tax Claims, a chapter 11 plan must categorize claims against and equity interests in a debtor into individual classes. Although the Bankruptcy Code gives a debtor significant flexibility in classifying claims and interests, section 1122 of the Bankruptcy Code dictates that a chapter 11 plan may only classify a claim or an equity interest with claims or equity interests, respectively, that are substantially similar.

The Plan controls the actual treatment of Claims against and Interests in the Debtors under the Plan, and will, upon the occurrence of the Effective Date, be binding upon all Holders of Claims against and Interests in the

[7]	Capitalized terms used in this paragraph have the meaning ascribed to them under the Purchase Agreement.

Debtors and the Debtors’ Estates, all parties receiving property under the Plan and other parties in interest. In the event of any conflict between this Disclosure Statement and the Plan or any other operative document, the terms of the Plan and/or such other operative document shall control.

A.        Classification and Treatment of Claims and Interests

All Claims and Interests, except for those Claims set forth in sub-section II.A of the Plan are classified for voting and distribution pursuant to the Plan as set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims and DIP Claims, as described in sub-section II.A of the Plan are not classified in the Plan. A Claim or Interest is classified in a particular Class only to the extent that such Claim or Interest fits within the description of that Class and is classified in other Classes to the extent that any remainder of such Claim or Interest qualifies within the description of such other Classes.

If the Plan is confirmed by the Bankruptcy Court, unless a Holder of an Allowed Claim consents to different treatment, (A) each Allowed Claim in a particular Class will receive the same treatment as the other Allowed Claims in such Class, whether or not the Holder of such Claim voted to accept the Plan and (B) each Allowed Interest in a particular Class will receive the same treatment as the other Allowed Interests in such Class. Such treatment will be in exchange for and in full satisfaction and release of, the Holder’s respective Claims against or Interests in a Debtor, except as otherwise provided in the Plan. Moreover, upon Confirmation, the Plan will be binding on (A) all Holders of Claims regardless of whether such Holders voted to accept the Plan and (B) all Holders of Interests.

A Holder of a Claim that may be asserted against more than one of the Debtors shall be entitled to a single distribution as if such Holder had a single Claim against the Debtors.

1.        Unclassified Claims

a.        Administrative Claims

 i        Administrative Claims in General

Except as specified in Section II.A.1.a of the Plan, and subject to the bar date provisions herein and set forth in any applicable Bar Date Order, unless otherwise agreed by the Holder of an Administrative Claim and the applicable Debtor or the Plan Administrator, in consultation with the Required Consenting Noteholders or unless a Final Order provides otherwise, each Holder of an Allowed Administrative Claim shall receive, in full satisfaction of its Administrative Claim, Cash equal to the Allowed amount of such Administrative Claim from the Wind Down Amount (1) if such Administrative Claim is Allowed on or prior to the Effective Date, no later than 30 days after the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; or (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction or course of business giving rise to such Allowed Administrative Claim, without any further action by the holder of such Allowed Administrative Claim. Holders of Administrative Claims against more than one of the Debtors for the same Liability shall be entitled to distributions as if such Holder had a single Administrative Claim against the Debtors.

Except for Professional Claims, and unless previously Filed, requests for payment of Administrative Claims must be Filed and served on the Plan Administrator no later than the Administrative Claim Bar Date pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order.

ii    Statutory Fees

On or before the Effective Date, Administrative Claims for fees payable pursuant to 28 U.S.C. § 1930 will be paid by the applicable Debtors in Cash equal to the amount of such Administrative Claims. Fees payable pursuant to 28 U.S.C. § 1930 for each Debtor’s Estate after the Effective Date will be paid from the Wind Down Amount by the Plan Administrator until the closing of the applicable Chapter 11 Case pursuant to section 350(a) of the Bankruptcy Code.

iii        Professional Compensation

Professionals or other entities asserting a Professional Claim for services rendered before the Effective Date must File and serve on the Notice Parties and such other entities who are designated by the Bankruptcy Rules, the Fee Order, the Confirmation Order or other order of the Bankruptcy Court an application for final allowance of such Professional Claim no later than 30 days after the Effective Date; provided, however, that any professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order may continue to receive such compensation and reimbursement of expenses for services rendered before the Effective Date pursuant to the Ordinary Course Professionals Order without further Bankruptcy Court review or approval (except as otherwise provided in the Ordinary Course Professionals Order). Objections to any Professional Claim must be Filed and served on the Notice Parties and the requesting party by the objection deadline set forth in the applicable application or such other period of limitation as may be specifically fixed by a Final Order for objecting to such Professional Claims. To the extent necessary, the Confirmation Order will supersede any previously entered order of the Bankruptcy Court regarding the payment of Professional Claims, except for the DIP Orders, the Settlement Approval Order or Cash Collateral Order and the budgets provided for therein.

The Professional Claims shall be paid in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Debtors will establish in trust for the Professionals and fund with Cash from the Wind Down Amount equal to the Professional Fee Amount on the Effective Date. Professionals shall deliver to the Debtors their estimates for purposes of computing the Professional Fee Amount no later than three (3) Business Days prior to the anticipated Effective Date. For the avoidance of doubt, no such estimate shall be deemed to limit the amount of the fees and expenses that are the subject of a Professional’s final request for payment of Professional Claims filed with the Bankruptcy Court. If a Professional does not provide an estimate, the Debtors may estimate the unpaid and unbilled fees and expenses of such Professional. No funds in the Professional Fee Escrow Account shall be property of the Estates, and the Professional Fee Escrow Account shall be maintained in trust solely for the benefit of holders of Professional Claims. Any funds remaining in the Professional Fee Escrow Account after all Allowed Professional Claims have been paid in full shall be paid Pro Rata to the holders of the Prepetition Second Lien Notes in accordance with the terms of the Plan.

iv        Post-Effective Date Professional Fees and Expenses

Except as otherwise specifically provided in the Plan, from and after the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and, the Plan Administrator may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order or approval of the Bankruptcy Court; provided, however, payments by the Plan Administrator shall be subject to the terms of the Cash Collateral Order.

v        Bar Date for Administrative Claims

Unless previously Filed or as otherwise governed by the Bar Date Order or in another order of the Bankruptcy Court, requests for payment of Administrative Claims (other than Professional Claims) arising after the Petition Date must be Filed and served on the Notice Parties pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claim Bar Date. Holders of Administrative Claims entitled to priority under section 503(b)(9) of the Bankruptcy Code that have asserted such claims as part of a proof of claim filed in accordance with the Bar Date Order shall not be required to File additional requests for payment of Administrative Claims with the Bankruptcy Court to maintain their assertion of such administrative priority claims, and the Bar Date shall continue to apply to such claims. Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims and that do not File and serve such a request by the applicable bar date will be forever barred from asserting such Administrative Claims against the Debtors, the Plan Administrator or their respective property, and such Administrative Claims will be deemed discharged as of the Effective Date. Objections to the requests for payment of postpetition Administrative Claims must be Filed and served on the Notice Parties and the requesting party on or before the Administrative Claims Objection Deadline. Nothing in Section II.A.1.e of the Plan shall waive, extend or lengthen any applicable Bar Date for the Holder of any such Claim, even if such Claim is an Administrative Claim.

b.        Payment of Priority Tax Claims

 i        Priority Tax Claims

Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the Holder of a Priority Tax Claim and the Debtors, each Holder of an Allowed Priority Tax Claim shall receive from the Wind Down Amount, at the option of the Debtors, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, on account of and in full and complete settlement, satisfaction and release of such Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five years after the Petition Date, pursuant to section 1129(a)(9)(C) of the Bankruptcy Code; provided, however, that all Allowed Priority Tax Claims that are not due and payable on or before the Effective Date shall be paid in the ordinary course of business by the Plan Administrator, as they become due; provided, further, that, in the event an Allowed Priority Tax Claim that is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

 ii        Other Provisions Concerning Treatment of Priority Tax Claims

Notwithstanding anything to the contrary in Section II.A.2.a of the Plan, any Claim on account of any penalty arising with respect to or in connection with an Allowed Priority Tax Claim that does not compensate the Holder for actual pecuniary loss shall be treated as a General Unsecured Claim, and the Holder (other than as the Holder of a General Unsecured Claim) may not assess or attempt to collect such penalty from the Debtors or their respective property.

c.        DIP Claims

The DIP Claims shall be Allowed Claims in the full amount outstanding under the DIP Credit Agreement and the other DIP Loan Documents, including principal, interest, fees, expenses and the DIP Make Whole Amount and all other amounts under the Prepetition First Lien Documents that were “rolled up” and converted under the DIP Credit Agreement pursuant to the Final DIP Order, which Allowed amount shall not be subject to set off, defense or counterclaim. In full and final satisfaction, compromise, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim, each holder of an Allowed DIP Claim shall have been irrevocably and indefeasibly paid on the Closing Date such Holder’s Pro Rata share of the DIP/First Lien Payoff Amount in cash, in accordance with the terms of the Plan, the Sale Order and the Purchase Agreement.

Upon satisfaction of the Allowed DIP Claims in accordance with the terms of the Plan, the Sale Order and the Purchase Agreement, on the Closing Date all Liens and security interests granted to secure the Allowed DIP Claims shall have been automatically terminated and of no further force and effect without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

2.        Classification of Claims and Interests

a.        General

Pursuant to sections 1122 and 1123 of the Bankruptcy Code, Claims and Interests are classified for voting and distribution pursuant to the Plan, as set forth herein. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such other Class. Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, and except as otherwise specifically provided for herein, the Confirmation Order or any other order of the Bankruptcy Court, or required by applicable bankruptcy law, in no event shall the aggregate value of all property received or retained under the Plan on account of an Allowed Claim exceed 100% of the underlying Allowed Claim.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for the purposes of Confirmation by acceptance of the Plan by an Impaired Class of Claims; provided, however, that in the event no Holder of a Claim with respect to a specific Class that is entitled to vote on the Plan timely submits a Ballot in compliance with the Disclosure Statement Order indicating acceptance or rejection of the Plan, such Class will be deemed to have accepted the Plan. The Debtors may seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests.

Claims against and Interests in each of the Debtors are classified in up to 7 separate Classes as follows:

Letter	Debtor	Class	Designation
A	Rex Energy	1	Priority Claims
B	R.E. Gas	2	Prepetition Second Lien Claims
C	Rex Operating	3	Other Secured Claims
D	Rex I	4	General Unsecured Claims
		5	Intercompany Claims
		6	Section 510(b) Claims
		7	Interests

b.        Identification of Classes of Claims Against and Interests in the Debtors

The following table designates the Classes of Claims against and Interests in the Debtors and specifies which Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code or (c) deemed to accept or reject the Plan.

Class	Designation	Treatment	Voting Status
1	Priority Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
2	Prepetition Second Lien Claims	Impaired	Entitled to Vote
3	Other Secured Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
4	General Unsecured Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
5	Intercompany Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
6	Section 510(b) Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
7	Interests	Impaired	Deemed to Reject/ Not Entitled to Vote

3.        Treatment of Claims

a.        Priority Claims (Class 1)

 i        Classification. Class 1 consists of all Priority Claims.

 ii        Treatment. On the later of (i) the Effective Date, or as soon as practical thereafter, and (ii) the date on which such Priority Claim becomes an Allowed Priority Claim, unless otherwise agreed to by the Plan Administrator, in consultation with the Required Consenting Noteholders, the Holder of an Allowed Priority Claim (in which event such other agreement will govern), each Holder of an Allowed Priority Claim against a Debtor shall receive from the Wind Down Amount on account of and in full and complete settlement and release of such Claim, Cash in the amount of such Allowed Priority Claim in accordance with section

1129(a)(9) of the Bankruptcy Code. All Allowed Priority Claims against the Debtors that are not due and payable on or before the Effective Date shall be paid by the Plan Administrator when such Claims become due and payable in the ordinary course of business.

iii        Voting. Claims in Class 1 are Unimpaired. Each Holder of an Allowed Claim in Class 1 is conclusively presumed to have accepted the Plan and is, therefore, not entitled to vote on the Plan.

b.        Prepetition Second Lien Claims (Class 2)

 i        Classification. Class 2 consists of all Prepetition Second Lien Claims.

 ii        Treatment. On the Closing Date, the Prepetition Second Lien Indenture Trustee shall receive the Initial Second Lienholders Payment for the benefit of holders of Allowed Prepetition Second Lien Claims in accordance with the terms of the Sale Order and the Purchase Agreement. Each holder of an Allowed Prepetition Second Lien Claim, in full and final satisfaction, settlement and release of, and in exchange for, such Claim, shall also receive as soon as reasonably practicable after the Effective Date such Holder’s Pro Rata share of the Remaining Funds after payment of any Other Secured Claims determined to be senior in priority to the Prepetition Second Lien Claims; provided, however, that incremental distributions from the Remaining Funds shall only be allowed to the extent there is sufficient Cash remaining to make required payments in respect of Allowed Priority Claims, Allowed Administrative Claims, and Allowed Professional Claims and the expenses associated with the wind down activities conducted under the oversight of the Plan Administrator, as determined by the Plan Administrator in its reasonable discretion.

 iii        Voting. Claims in Class 2 are Impaired. Each Holder of an Allowed Claim in Class 2 is thus entitled to vote on the Plan.

c.        Other Secured Claims (Class 3)

 i        Classification. Class 3 consists of all Other Secured Claims.

 ii        Treatment. On the later of (i) the Effective Date, or as soon as practical thereafter, and (ii) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, unless otherwise agreed to by the Plan Administrator and the Holder of an Allowed Priority Claim (in which event such other agreement will govern), each holder of an Allowed Other Secured Claim, subject to the terms of the Plan, in full and final satisfaction, settlement and release of, and in exchange for, such Claim, shall receive the following treatment at the option of the Plan Administrator: (i) payment in full (in Cash) of any such Allowed Other Secured Claim; (ii) satisfaction of any such Allowed Other Secured Claim by delivering the collateral securing any such Allowed Other Secured Claim and paying any interest required to be paid under section 506(b) of the Bankruptcy Code; or (iii) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

iii        Voting. Claims in Class 3 are Unimpaired. Each Holder of an Allowed Claim in Class 3 is conclusively presumed to have accepted the Plan and is, therefore, not entitled to vote on the Plan.

d.        General Unsecured Claims (Class 4)

 i        Classification. Class 4 consists of all General Unsecured Claims.

 ii        Treatment. In light of the fact that the Prepetition Second Lien Claims are not anticipated to be satisfied in full, Holders of General Unsecured Claims shall not receive any distribution or retain any property on account of such General Unsecured Claims as part of the Plan.

 iii        Voting. Claims in Class 4 are Impaired. Each Holder of an Allowed Claim in Class 4 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

e.        Intercompany Claims (Class 5)

 i        Classification. Class 5 consists of all Intercompany Claims.

 ii        Treatment. Holders of Intercompany Claims shall not receive any distribution on account of such Intercompany Claims. Intercompany Claims shall be released and of no further force or effect and holders of Intercompany Claims will not receive any distribution on account of such Allowed Intercompany Claims.

 iii        Voting. Class 5 is Impaired. Each Holder of an Allowed Claim in Class 5 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

f.        Section 510(b) Claims (Class 6)

 i        Classification. Class 6 consists of all Section 510(b) Claims.

 ii        Allowance. Notwithstanding anything to the contrary herein, a Section 510(b) Claim, if any such Claim exists, may only become Allowed by Final Order of the Bankruptcy Court. The Debtors are not aware of any valid Section 510(b) Claim and believe that no such Section 510(b) Claim exists.

 iii        Treatment. On the Effective Date, Allowed Section 510(b) Claims, if any, shall be released and of no further force or effect, and holders of Allowed Section 510(b) Claims will not receive any distribution on account of such Allowed Section 510(b) Claims.

 iv        Voting. Class 6 is Impaired. Each Holder of an Allowed Claim in Class 6 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan

g.        Interests (Class 7)

 i        Classification. Class 7 consists of all Interests.

 ii        Treatment. On the Effective Date, all Interests (including any and all options or rights to exercise warrants or options or to otherwise acquire any Interests) shall be cancelled, deemed terminated, and of no further force and effect, and the Holders of Interests shall not receive or retain any distribution or property on account of such Interests.

 iii        Voting. Class 7 is Impaired. Each Holder of an Interest in Class 7 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

4.        Reservation of Rights Regarding Claims

Except as otherwise provided in the Plan, nothing shall affect the Debtors’ or the Plan Administrator’s or any other parties’ rights and defenses, whether legal or equitable, with respect to any Claims, including, without limitation, all rights with respect to legal and equitable defenses to alleged rights of setoffs or recoupment.

5.        Elimination of Vacant Classes

Any Class of Claims or Interests that does not have a holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court in an amount greater than zero as of the date of the Confirmation Hearing shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

B.        Means of Implementation

1.        Transactions Effective as of the Effective Date

The transactions contemplated by the Plan shall be approved and effective as of the Effective Date, without the need for any further state or local regulatory approvals or approvals by any non-Debtor parties, and without any requirement for further action by the Debtors, their board of directors, their stockholders, or any other person or entity.

On or before the Effective Date, the Debtors will have consummated the Sale pursuant to the terms and conditions of the Purchase Agreement and the Sale Order, including, without limitation, selling the Assets free and clear of certain liens and encumbrances other than Permitted Liens and Assumed Liabilities (each as defined in the Purchase Agreement) to the extent set forth in the Purchase Agreement, and assuming and assigning to Penn Energy certain contracts and unexpired leases as also provided in the Purchase Agreement.

2.        Sale Transaction

Following the Petition Date, the Debtors conducted a marketing process for all or substantially all of the Debtors’ assets in accordance with the Bidding Procedures. Penn Energy was selected as the Successful Bidder. On or before the Effective Date, the Debtors and Penn Energy will have consummated the Sale, with the Debtors receiving certain Sale Proceeds and certain Sale Proceeds being distributed in accordance with the Sale Order and the Purchase Agreement.

On or before the Effective Date, the Debtors shall fund the Wind Down Amount, including the Professional Fee Escrow Account, in full with Sale Proceeds (pursuant to and in accordance with the Sale Order and Purchase Agreement) and any Cash remaining in the Debtors’ Estates after consummation of the Sale.

The Debtors shall use the Professional Fee Escrow Account to promptly pay all unpaid Allowed Professional Claims in full. To the extent that there are any funds remaining in the Professional Fee Escrow Account after the payment in full of all Allowed Professional Claims, such remaining funds shall be distributed to the Holders of the Prepetition Second Lien Claims as provided in this Plan, the Purchase Agreement, and the Sale Order for payment of the Subsequent Second Lienholders Payment.

The Debtors shall use the Wind Down Amount (other than the Professional Fee Escrow Account) to pay (a) administrative expenses of the Plan Administrator; (b) all Priority Claims and Priority Tax Claims; (c) all Administrative Claims and (d) expenses associated with the wind down activities conducted under the oversight of the Plan Administrator.

3.        Plan Administrator

On the Effective Date, the Plan Administrator for each of the Debtors shall be appointed. The Plan Administrator shall have the authority and right on behalf of each of the Debtors, without the need for Bankruptcy Court approval (except as otherwise provided in the Plan), to carry out and implement all provisions of the Plan, including, without limitation, to:

i        except to the extent Claims have been previously Allowed, control and effectuate the Claims reconciliation process, including to object to, seek to subordinate, compromise or settle any and all Claims against the Debtors;

ii        make distributions to holders of Allowed Claims in accordance with the Plan;

iii        exercise its reasonable business judgment to direct and control the wind down of the Debtors’ Estates under the Plan and in accordance with applicable law by the earliest date practicable as necessary to maximize distributions to holders of Allowed Claims, including Prepetition Second Lien Claims in regard to the Subsequent Second Lien Payment;

iv        make payments to existing professionals who will continue to perform in their current capacities;

v        retain professionals to assist in performing its duties under the Plan;

vi        maintain the books and records and accounts of the Debtors;

vii        invest Cash of the Debtors and any income earned thereon;

viii        incur and pay reasonable and necessary expenses in connection with the performance of duties under the Plan, including the reasonable fees and expenses of professionals retained by the Plan Administrator;

ix        administer each Debtor’s tax obligations, including (i) filing tax returns and paying tax obligations, (ii) requesting, if necessary, an expedited determination of any unpaid tax liability of each Debtor or its estate under Bankruptcy Code section 505(b) for all taxable periods of such Debtor ending after the Commencement Date through the liquidation of such Debtor as determined under applicable tax laws and (iii) representing the interest and account of each Debtor or its estate before any taxing authority in all matters including, without limitation, any action, suit, proceeding or audit; (xi) prepare and file any and all informational returns, reports, statements, returns or disclosures relating to the Debtors that are required hereunder, by any governmental unit (as defined in the Bankruptcy Code) or applicable law;

x        pay statutory fees in accordance with section II.A.1.b of the Plan; and

xi        perform other duties and functions that are consistent with the implementation of the Plan.

The performance of duties by the Plan Administrator and any payments made by the Plan Administrator shall be subject to the terms of the Cash Collateral Order.

4.        Corporate Governance, Directors and Officers

On the Effective Date, (i) the corporate existence of some or all Debtors will be terminated by merger, consolidation or dissolution or as otherwise permitted by applicable law, all on such terms as the Plan Administrator determines to be necessary or appropriate to implement the Plan and all without further order of the Bankruptcy Court and (ii) all assets shall be transferred to the surviving Debtor entity to effectuate the wind down of the Estates.

On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders, directors, members, or managers of one or more of the Debtors shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to Section 303 of the DGCL or other applicable law of the states in which the Debtors are organized, without any requirement of further action by the stockholders, directors, members, or managers of the Debtors. After the Effective Date, to the extent necessary or appropriate to implement the Plan, the Plan Administrator shall have all authority to take any and all actions and to execute and deliver any and all documents that would have required the approval of the stockholders, directors, members or managers of one or more of the Debtors. As of the Effective Date, all directors, officers and managers of the Debtors shall be deemed terminated and the Plan Administrator shall be the sole director, officer and manager of each of the Debtors under applicable state law.

5.        Director and Officer Liability Insurance

Before the Petition Date, the Debtors obtained D&O Tail Coverage for the current and former directors, officers, and managers. After the Effective Date, all members, managers, directors, and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy, subject to and in accordance with the terms and conditions of such D&O Tail Coverage.

6.        Key Employee Incentive Plans

On the Effective Date, to the extent not paid as such amounts become earned and payable at an earlier time in accordance with the terms thereof, the Debtors shall make all applicable payments under the Key Employee Incentive Plan, in accordance with the Bankruptcy Court’s orders authorizing the same. Any earned and unpaid award under the Key Employee Incentive Plan shall be deemed due and payable on the Effective Date, and all such amounts shall constitute Allowed Administrative Claims without the need for any participant in the Key Employee Incentive Plan to File or serve any request for payment of such amounts under the Plan or otherwise.

7.        Abandonment of Certain Assets

Any Abandoned Assets designated on a notice of abandonment filed by the Debtors shall be deemed abandoned as of the Effective Date pursuant to Bankruptcy Code section 554 without further order of the Bankruptcy Court. The filing of the Plan shall constitute the filing of a motion to abandon pursuant to 11 U.S.C. § 554 and relinquish the Abandoned Assets. Entry of the Confirmation Order shall constitute (i) approval, pursuant to Bankruptcy Code section 554, of the abandonment of the Abandoned Assets and (ii) authorization to relinquish any interest the Debtors’ hold in the Abandoned Assets.

8.        Comprehensive Settlement of Claims and Controversies

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, the Plan incorporates the RSA Settlement, certain terms of the Purchase Agreement and Sale Order and otherwise implements an integrated compromise and settlement designed to achieve a beneficial and efficient resolution of these Chapter 11 Cases for all parties in interest. Accordingly, in consideration of the distributions and other benefits provided under the Plan, the provisions of the Plan, including the releases set forth in Section IX.D of the Plan shall constitute a good-faith compromise and settlement of all Claims, disputes or controversies relating to the rights that a Holder of a Claim may have against the Debtors with respect to any Claim or any distribution to be made pursuant to the Plan on account of any such Claim.

To the extent not already approved pursuant to the Settlement Approval Order, the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such Claims, disputes or controversies provided for herein, and the Bankruptcy Court’s determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors and all other parties in interest, and are fair, equitable and within the range of reasonableness. If the Effective Date does not occur, the settlements set forth herein shall be deemed to have been withdrawn without prejudice to the respective positions of the parties, provided, however, that the Sale Order and Settlement Approval Order will remain in full force and effect.

9.        Cancellation and Surrender of Instruments, Securities and Other Documentation

Except as provided in any contract, instrument or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to Section II of the Plan, all notes, instruments, certificates and other documents evidencing Claims or Interests, including, but not limited to, the DIP Credit Agreement, the Prepetition First Lien Credit Agreement, the Prepetition Second Lien Indenture, the Unsecured Notes Indentures, and any common stock, preferred stock or any other instrument evidencing Interests, shall be deemed cancelled and surrendered and of no further force and effect against the Debtors or the Plan Administrator without any further action on the part of any Debtor or the Plan Administrator; provided, however, that such cancellation and surrender shall not affect (x) the priority of the Prepetition Second Lien Noteholders and the Prepetition Second Lien Indenture Trustee pursuant to the Prepetition Second Lien Documents in any distributions made pursuant the Plan or (y) any indemnity or reimbursement obligations among any non-Debtor parties under such notes, instruments, certificates and other documents; provided, further, that the Prepetition Second Lien Indenture shall remain in effect for the purpose of permitting the Prepetition Second Lien Indenture Trustee to make distributions to the Prepetition Second Lien Noteholders pursuant to the Plan.

In addition to the foregoing, the Unsecured Notes Indentures shall continue in effect solely to the extent necessary to (i) allow the Unsecured Notes Indenture Trustee to make distributions to the Unsecured Noteholders in accordance with the Sale Order; (ii) permit the Unsecured Notes Indenture Trustee to assert its Unsecured Notes Indenture Trustee Charging Lien; (iii) allow the Unsecured Notes Indenture Trustee to maintain any right of indemnification, contribution, subrogation or any other claim or entitlement it may have under the Unsecured Notes Indentures; (iv) permit the Unsecured Notes Indenture Trustee to appear before the Bankruptcy Court after the Effective Date; (v) permit the Unsecured Notes Indenture Trustee to perform any functions that are necessary to effectuate the foregoing; and (vi) to exercise its rights and obligations relating to the interests of its holders under the Unsecured Notes Indentures.

10.        Effectuating Documents; Further Transactions

On and after the Effective Date, the Debtors, the officers and members of the boards of directors thereof, and the Plan Administrator are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan, in each case, in the name of and on behalf of the Debtors or the Plan Administrator, as applicable, without the need for any approvals, authorization or consents except those expressly required pursuant to the Plan.

11.        Section 1146 Exemption

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to R.E. Gas or to any other Person) of property under the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forgo the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

12.        Securities and Exchange Commission

Notwithstanding any language to the contrary contained in the Plan and/or the Confirmation Order, no provision of the Plan or the Confirmation Order shall (i) preclude the SEC from enforcing its police or regulatory powers; or, (ii) enjoin, limit, impair or delay the SEC from commencing or continuing any claims, causes of action, proceedings or investigations against any non-debtor person or non-debtor entity in any forum.

C.        Treatment of Executory Contracts and Unexpired Leases

1.        Assumption and Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, each of the Debtors’ Executory Contracts and Unexpired Leases (other than the Insurance Contracts addressed in Section IV.C of the Plan) not assumed by Penn Energy or rejected pursuant to an order of the Bankruptcy Court shall be deemed rejected as of the Effective Date in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except for any Executory Contract or Unexpired Lease (1) that is the subject of a separate motion or notice to reject Filed by the Debtors and pending as of the Confirmation Hearing, (2) that previously expired or terminated pursuant to its own terms or (3) the Enterprise Agreements, which shall be rejected effective 11:59 p.m. on December 31, 2018, in accordance with the consent and agreement of Penn Energy, the Debtors and Enterprise and as set forth in the Sale Order.

Entry of the Confirmation Order by the Bankruptcy Court shall constitute an order approving the rejections of such Executory Contracts and Unexpired Leases as set forth in the Plan, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated herein, rejections of Executory Contracts and Unexpired Leases pursuant to the Plan are effective as of the Effective Date.

2.        Contracts and Leases Entered Into After the Petition Date

Contracts and leases entered into after the Petition Date by a Debtor that are not assumed by Penn Energy will be considered repudiated by the Debtors as of the Effective Date, and the counterparties to such contracts, if they believe that such repudiation constitutes a breach of such postpetition agreement, must file a Claim in accordance with the Plan or have their rights forever waived and released.

3.        Insurance Contracts

Notwithstanding anything to the contrary in the Disclosure Statement, the Plan, the Confirmation Order, any bar date notice or claim objection, any other document related to any of the foregoing or any other order of the Bankruptcy Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction or release, or requires a party to opt out of any releases), but subject to the terms of any D&O Tail Coverage: (a) unless any Insurance Contracts have been expressly rejected pursuant to a previously-entered order of the Bankruptcy Court (or through the Confirmation Order), all Insurance Contracts shall continue in effect after the Effective Date pursuant to their respective terms and conditions and shall be treated as if assumed, and subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute both approval of such assumption pursuant to sections 105 and 365 of the Bankruptcy Code and a finding by the Bankruptcy Court that such assumption is in the best interests of the Estates; (b) all rights and obligations of the Debtors under any Insurance Contracts shall automatically become vested in the Plan Administrator unaltered and without necessity for further approvals or orders and nothing shall alter the rights and obligations of the Debtors and the Insurers under the Insurance Contracts or modify the coverage provided thereunder or the terms and conditions thereof except that on and after the Effective Date, the Plan Administrator shall become and remain liable for all of the Debtors’ obligations under the Insurance Contracts regardless of whether such obligations arise before or after the Effective Date and without the need for any Insurer to file any proof of Claim or Administrative Claim; and (c) unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed upon by the parties prior to the Effective Date, no payments shall be required to cure any defaults of the Debtors existing as of the Confirmation Date with respect to any Insurance Contract.

For the avoidance of doubt, each Insurer is prohibited from, and the Confirmation Order shall include an injunction against, denying, refusing, altering or delaying coverage on any basis regarding or related to these Chapter 11 Cases, the Plan or any provision within the Plan, including the treatment or means of liquidation set out within the Plan for any insured Claims or Causes of Action.

4.        Reservation of Rights

Neither the identification of any contract or lease as assumed, assumed and assigned or rejected in connection with the Sale, or in the Plan Supplement, nor anything contained in the Plan, nor the Debtors’ delivery of a notice of proposed assumption and proposed cure amount to applicable contract and lease counterparties shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of rejection, the Debtors or the Plan Administrator, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

5.        Pre-Existing Obligations to the Debtors Under Executory Contracts and Unexpired Leases

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of pre-existing obligations owed to a Debtor or the Debtors under such Executory Contracts or Unexpired Leases. Notwithstanding any applicable non-bankruptcy law to the contrary, the Debtors and the Plan

Administrator expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties, indemnifications or continued maintenance obligations on goods previously purchased by the contracting Debtors from counterparties to rejected Executory Contracts or Unexpired Leases

D.        Provisions Governing Distributions

1.        Distributions for Allowed Claims as of the Effective Date

Except as otherwise provided in Section V of the Plan, distributions to be made on the Effective Date to Holders of Allowed Claims as provided by Sections II or V of the Plan shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable by the Debtors or the Plan Administrator, provided, however, that all distributions made pursuant to the Sale Order and the Purchase Agreement, if not previously made in accordance with the Sale Order and the Purchase Agreement, shall be made no later than the Effective Date in accordance with the terms of the Sale Order and the Purchase Agreement. The Debtors or the Plan Administrator shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Confirmation Date.

2.        Method of Distributions to Holders of Claims

Cash distributions to be made under the Plan on the Effective Date in accordance with the Plan shall be made by the Debtors. Distributions to be made under the Plan following the Effective Date shall be made by the Plan Administrator. The Disbursing Agent may serve without bond, and may employ or contract with other entities to assist in or make the distributions required by the Plan.

3.        Disbursing Agent; No Liability

The Disbursing Agent shall be required to act and make distributions only in accordance with the terms of the Plan. Except on account of gross negligence or willful misconduct, the Disbursing Agent shall have no (a) liability to any party for actions taken in accordance with the Plan or in reliance upon information provided to it in accordance with the Plan or (b) obligation or liability for distributions under the Plan to any party who does not hold a Claim against the Debtors as of the Distribution Record Date or any other date on which a distribution is made or who does not otherwise comply with the terms of the Plan.

4.        Delivery of Distributions and Undeliverable Distributions to Holders of Claims

a.        Address for Delivery of Distribution

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be made to Holders of record as of the date of any such distribution as set forth on the latest date of the following documents: (a) to the signatory set forth on any of the Proofs of Claim Filed by such Holder or other representative identified therein (or at the last known addresses of such Holder if no Proof of Claim is Filed or if the Debtors have been notified in writing of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Debtors after the date of any related Proof of Claim; (c) at the addresses reflected in the Schedules if no Proof of Claim has been Filed and the Debtors have not received a written notice of a change of address; (d) on any counsel that has appeared in the Chapter 11 Cases on such Holder’s behalf; or (e) if clauses (f) through (g) are not applicable, at the last address directed by such Holder after such Claim becomes an Allowed Claim, provided however, any distributions on account of Prepetition Second Lien Claims shall be made to the Prepetition Second Lien Indenture Trustee for the benefit of holders of Prepetition Second Lien Claims. Subject to Section V of the Pan, and unless the Disbursing Agent otherwise determines with respect to a distribution on account of a Claim, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment or like legal process, so that each Holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. As set forth in Section V.C of the Plan, the Disbursing Agent shall not incur any liability whatsoever on account of any distributions under the Plan.

b.        Undeliverable Distributions

 i        Undeliverable Distributions Generally

The Disbursing Agent shall make one attempt to make the distributions contemplated hereunder in accordance with the procedures set forth herein. The Disbursing Agent in its sole discretion may, but shall have no obligation to, attempt to locate Holders of undeliverable distributions. Any distributions returned to the Disbursing Agent as undeliverable or otherwise shall remain in the possession of the Plan Administrator until such time as a distribution becomes deliverable, and no further distributions shall be made to such Holder unless such Holder notifies the Disbursing Agent of its then current address. Any Holder of an Allowed Claim entitled to a distribution of property under the Plan that does not assert a claim pursuant to the Plan for an undeliverable distribution, or notify the Disbursing Agent of such Holder’s then current address, within 90 days of the Initial Distribution Date shall have its claim for such undeliverable distribution discharged and shall be forever barred from asserting any such claim against the Debtors or their respective property, and such distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and shall revest for distribution to Holders of other Allowed Claims in accordance with the Plan notwithstanding any federal or state escheat laws to the contrary.

 ii        Holding of Undeliverable Distributions

Subject to Section V.D.2.c of the Plan, distributions returned to a Disbursing Agent or otherwise undeliverable will remain in the possession of the applicable Disbursing Agent until such time as a distribution becomes deliverable. Any Disbursing Agent holding undeliverable Cash will invest such Cash in a manner consistent with its reasonable business judgment.

 iii        After Distributions Become Deliverable

On each Distribution Date, the applicable Disbursing Agents will make all distributions that became deliverable to Holders of Allowed Claims after the most recent Distribution Date.

 iv        Failure to Claim Undeliverable Distributions

Any Holder of an Allowed Claim that does not assert its right to an undeliverable distribution prior to the date that is 90 days prior to the final Distribution Date will be forever barred from asserting any such claim against the Debtors, their property or the Plan Administrator.

5.        Distribution Record Date

As of 5:00 p.m. (prevailing Eastern time) on the Distribution Record Date, the transfer registers for Claims shall be closed. The Disbursing Agent shall have no obligation to recognize the transfer or sale of any Claim that occurs after such time on the Distribution Record Date and shall be entitled for all purposes herein to recognize and make distributions only to those Holders who are Holders of Claims as of 5:00 p.m. on the Distribution Record Date; provided, however, neither the foregoing nor the Distribution Record Date shall apply with respect to the Prepetition Second Lien Claims.

Except as otherwise provided in a Final Order of the Bankruptcy Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to 5:00 p.m. (prevailing Eastern time) on the Distribution Record Date shall be treated as the Holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date.

6.        Minimum Distributions

No distribution of less than twenty-five dollars ($25.00) shall be made by the Disbursing Agent to the Holder of any Claim unless a request therefor is made in writing to the Disbursing Agent within 45 days of the Effective Date. Each distribution of less than twenty-five dollars ($25.00) as to which no such request is made shall automatically revert without restriction to the Plan Administrator on the 46th day after the Effective Date.

7.        Compliance with Tax Requirements

In connection with the Plan, to the extent applicable, the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit (as defined in the Bankruptcy Code), and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions or establishing any other mechanisms the Disbursing Agent believes are reasonable and appropriate. The right of the Disbursing Agent shall be reserved to allocate all distributions made under the Plan in compliance with applicable wage garnishments, alimony, child support and other spousal awards, liens and encumbrances.

The Disbursing Agent shall be authorized to require each Holder of a Claim to provide it with an executed Form W-9, Form W-8 or similar tax form as a condition precedent to being sent a distribution. The Disbursing Agent shall provide advance written notice of any such requirement to each Holder of a Claim affected thereby. The notice shall provide each Holder of a Claim with a minimum of 90 days after the date of mailing of such notice to provide an executed Form W-9, Form W-8 or similar tax form to the Disbursing Agent and shall expressly state that a failure to provide such form within the stated period shall result in a forfeiture of the right to receive any distribution under the Plan, that any such distribution shall revert to the Plan Administrator for distribution on account of other Allowed Claims and that the Claim of the Holder originally entitled to such distribution shall be waived, discharged and forever barred without further order of the Bankruptcy Court. If a Holder of an Allowed Claim does not provide the Disbursing Agent with an executed Form W-9, Form W-8 or similar tax form within the time period specified in such notice, or such later time period agreed to by the Disbursing Agent in writing in its discretion, such Holder shall be deemed to have forfeited the right to receive any distribution under the Plan, any such distribution shall revert to the Plan Administrator for distribution on account of other Allowed Claims and the Claim of the Holder originally entitled to such distribution shall be waived, discharged and forever barred without further order of the Bankruptcy Court.

8.        Manner of Payment Under the Plan

Unless a Holder of an Allowed Claim and the Disbursing Agent otherwise agree, any distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank; provided that all distributions in cash to holders of Prepetition Second Lien Claims shall be made by wire transfer only unless otherwise agreed by the Required Consenting Noteholders or the Prepetition Second Lien Indenture Trustee.

9.        Time Bar to Cash Payments

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within 90 days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the Entity to whom such check was originally issued. Any claim in respect of such a voided check shall be made within 30 days after the date upon which such check was deemed void. If no request is made as provided in the preceding sentence, any claims in respect of such voided check shall be discharged and forever barred and such unclaimed distribution shall be re-allocated as set forth in Section V.D.2.a of the Plan, notwithstanding any federal or state escheat laws to the contrary.

10.        Setoffs

Except with respect to Claims of a Debtor released pursuant to the Plan or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disbursing Agent may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Claim (and the payments or distributions to be made on account of such Claim), counterclaims, rights and causes of action of any nature that the Debtors may hold against the Holder of such Claim; provided, however, that the failure to effect a setoff shall not constitute a waiver or release by the Disbursing Agent of any claims, rights and causes of action that the Debtors or the Plan Administrator may possess against the Holder of a Claim; provided, further, that no rights of setoff shall be exercised against Holders of Prepetition Second Lien Claims.

11.        Claims Paid or Payable by Third Parties

a.        Claims Paid by Third Parties

The Plan Administrator shall be authorized to reduce in full, or in part, as applicable, a Claim, and such Claim or a portion thereof shall be disallowed without a Claim objection having to be Filed and without any further notice to or action, order or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not a Debtor or the Plan Administrator.

b.        Claims Payable by Third Parties

No distributions under the Plan shall be made on account of a Claim that is payable pursuant to one of the Debtors’ Insurance Contracts until the Holder of such a Claim has exhausted all remedies with respect to such Insurance Contracts. To the extent that one or more of the Debtors’ Insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction or otherwise settled), then immediately upon such satisfaction, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order or approval of the Bankruptcy Court.

c.        Applicability of Insurance Contracts

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable Insurance Contracts. Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Plan Administrator or any Entity may hold against any other Entity, including Insurers under any Insurance Contracts, nor shall anything contained herein constitute or be deemed a waiver by such Insurers of any defenses, including coverage defenses, held by such Insurers.

d.        Workers’ Compensation

The automatic stay of Bankruptcy Code section 362(a) and the injunctions set forth in Article IX of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Court, solely to permit: (i) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (ii) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (a) workers’ compensation claims, (b) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Court granting a claimant relief from the automatic stay to proceed with its claim, and (c) all costs in relation to each of the foregoing; and (iii) the Insurers to cancel any Insurance Contracts, and take other actions relating thereto, to the extent permissible under applicable non-bankruptcy law, and in accordance with the terms of the Insurance Contracts.

E.        Procedures For Disputed Claims

1.        Allowance of Claims

After the Effective Date, the Plan Administrator shall have and retain any and all rights and defenses that the Debtors had with respect to any Claim or Interest immediately before the Effective Date, except with respect to any Claim deemed Allowed under the Plan. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order, the DIP Orders and the Settlement Approval Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code or the Bankruptcy Court has entered a Final Order (including the Confirmation Order) in the Chapter 11 Cases allowing such Claim. All settled Claims approved prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court pursuant to Bankruptcy Rule 9019 or otherwise shall be binding on all parties.

Any Claim that has been listed in the Schedules as disputed, contingent or unliquidated, and for which no Proof of Claim has been timely filed, is not considered Allowed and shall be expunged without further action and without any further notice to or action, order or approval of the Bankruptcy Court.

2.        Objections to Claims

As of the Effective Date, objections to, and requests for estimation of, Administrative Claims (other than Professional Claims addressed in Section II.A.c of the Plan), Other Priority Claims, and Priority Tax Claims against the Debtors may be interposed and prosecuted only by the Plan Administrator. Such objections and requests for estimation shall be served and filed (a) on or before the later of (i) the 60th day after the Effective Date and (ii) the 30th day after the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) by such later date as ordered by the Bankruptcy Court upon motion filed by the Plan Administrator.

3.        Estimation of Claims

The Debtors, prior to the Effective Date, and the Plan Administrator after the Effective Date, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection. The Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions), and the relevant Debtor, or the Plan Administrator (as the case may be) may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest.

4.        Distributions to Holders of Disputed Claims

Notwithstanding any other provision of the Plan: (1) no payments or distributions will be made on account of Disputed Claims until such Claim becomes an Allowed Claims, if ever; and (2) except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim have been resolved by settlement or Final Order.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. On the Distribution Date that is at least 30 days after a Disputed Claim becomes an Allowed Claim (or such lesser period as the Disbursing Agent may determine), the Holder of such Claim shall receive the distribution (if any) to which such Holder would have been entitled under the Plan as of the Effective Date (including any payments such Holder would have been entitled to on the Distribution Date on which such Holder is receiving its initial payment) if such claim had been Allowed as of the Effective Date, without any interest to be paid on account of such Claim.

F.        Effects Of Confirmation

1.        Release of Liens

Except as otherwise provided in the Plan or in any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all Liens against the property of any Estate will be fully released and discharged; provided, however, that, pursuant to the Sale Order, the Prepetition Second Lien Indenture Trustee shall retain its liens, for the benefit of holders of Prepetition Second Lien Notes, on the Sale Proceeds and any other assets remaining in the Debtors’ estate to secure payment of the Subsequent Second Lienholders Payment; provided, further, that irrespective of such liens retained by the Prepetition Second Lien Indenture Trustee, pursuant to the Sale Order and the Purchase Agreement, the Sale Proceeds and any other assets remaining in the Debtors’ estate shall be used to make payments on account of (a) all Allowed Priority Claims and Allowed Priority Tax Claims; (b) all

Allowed Administrative Claims; (c) all Allowed Professional Claims; and (d) subject to the terms of the Cash Collateral Order and the budget provided for therein, administrative expenses of the Plan Administrator and other expenses associated with the wind down activities conducted under the oversight of the Plan Administrator.

2.        Dissolution of Official Committees

Except to the extent provided in Section IX.B of the Plan, upon the Effective Date, the current and former members of the Creditors’ Committee and any other creditor, equity or other committee appointed pursuant to section 1102 of the Bankruptcy Code in the Chapter 11 Cases, and their respective officers, employees, counsel, advisors and agents, shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases. The Professionals retained by the Creditors’ Committee and the respective members thereof will not be entitled to assert any Professional Claim whatsoever for any services rendered or expenses incurred after the Effective Date in their capacity as professionals for the Creditors’ Committee, except to the extent necessary to file and prepare any fee application for compensation for the Creditors’ Committee’s Professionals, and to review any fee applications for compensation filed by other Professionals.

3.        Exculpation

From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability from any Entity, and no Holder of a Claim against or Interest in, a Debtor, no other party in interest and none of their respective Representatives shall have any right of action against any Exculpated Party for any act taken or omitted to be taken before the Effective Date in connection with, related to or arising out of the Chapter 11 Cases, any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the Sale, or any other transactions proposed in connection with the Chapter 11 Cases, or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of Section IX.C of the Plan shall have no effect on the liability of: (a) any Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan; or (b) any Exculpated Party that is the result of any act or omission of such Exculpated Party that is determined in a Final Order to have constituted gross negligence, fraud or willful misconduct.

4.        Releases

a.        Releases by Debtors

Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, to the fullest extent permitted by law, the Debtors, on behalf of themselves and their affiliates, the Estates and their respective successors, assigns and any and all Entities who may purport to claim by, through, for or because of them, shall forever release, waive and discharge all Liabilities that they have, had or may have against any Released Party with respect to any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, the business or contractual arrangements between any Debtor and any Released Party, entry into the Prepetition First Lien Credit Agreement, the Debtors’ in- or out-of-court restructuring efforts, the Chapter 11 Cases or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the DIP Credit Agreement, the Sale or any other transactions proposed in connection with the Chapter 11 Cases or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of Section IX.D.1 of the Plan shall not affect (i) the liability of any Released Party that otherwise would result from any act or omission to the extent that act or omission subsequently is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud), (ii) any rights to enforce the Plan or the other contracts, instruments, releases, agreements or documents to be, or previously, entered into or delivered in connection with the Plan, (iii) except as otherwise expressly set forth in the Plan, any objections by the Debtors or the Plan Administrator to Claims or Interests filed by any Entity against any Debtor and/or the Estates, including rights of setoff, refund or other adjustments, (iv) the rights of the Debtors or the Plan Administrator to assert any applicable defenses in litigation or other proceedings (including the rights to seek sanctions, fees and other costs) or (v) any claim of the Debtors or the Plan Administrator, including (but not limited to) cross-claims or counterclaims or other Causes of Action against any parties, arising out of or relating to any litigation, judicial process, administrative proceeding or related proceeding, whether in law or in equity, to which the Debtors or the Plan Administrator are a party as of the Effective Date.

b.        Releases by Holders of Claims and Interests

Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, in consideration for the obligations of the Debtors under the Plan and the consideration and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan, unless otherwise provided in the Confirmation Order, each of the Releasing Parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever release and waive and discharge all Liabilities in any way that such Entity has, had or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code), in each case, based on or relating to, or in any manner arising from, in whole or in part, any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, the business or contractual arrangements between any Debtor and any Released Party, entry into the Prepetition First Lien Credit Agreement, the Debtors’ in- or out-of-court restructuring efforts, the Chapter 11 Cases or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the DIP Credit Agreement, the Sale or any other transactions proposed in connection with the Chapter 11 Cases or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of Section IX.D.2 of the Plan shall have no effect on the liability of (i) any Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan and (ii) any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud).

5.        Injunction Related to Releases

The Confirmation Order will permanently enjoin the commencement or prosecution by any Person, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, liabilities, rights of contribution or rights of indemnification released pursuant to the Plan, including pursuant to the releases in Section IX of the Plan.

6.        Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code and pursuant to section 1125(e) of the Bankruptcy Code.

7.        Term of Injunctions or Stays

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

8.        Termination of Certain Subordination Rights

The classification and manner of satisfying Claims under the Plan take into consideration all subordination rights, whether arising under general principles of equitable subordination, contract, sections 510(a) and 510(c) of the Bankruptcy Code or otherwise, that a Holder of a Claim or Interest may have against other Claim or Interest Holders with respect to any distribution made pursuant to the Plan. All subordination rights that a Holder of a Claim, other than a Holder of a Claim reinstated hereunder, may have with respect to any distribution to be made pursuant to the Plan shall be terminated following the satisfaction of Claims contemplated or described hereunder, and all actions related to the enforcement of such subordination rights shall thereafter be permanently enjoined. Accordingly, distributions pursuant to the Plan shall not be subject to payment to a beneficiary of such terminated subordination rights or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

VI.	VOTING REQUIREMENTS

The Disclosure Statement Order entered by the Bankruptcy Court approved certain procedures for the Debtors’ solicitation of votes to approve the Plan, including setting the deadline for voting, which Holders of Claims or Interests are eligible to receive Ballots to vote on the Plan, and certain other voting procedures.

THE DISCLOSURE STATEMENT ORDER IS HEREBY INCORPORATED BY REFERENCE AS THOUGH FULLY SET FORTH HEREIN. YOU SHOULD READ THE DISCLOSURE STATEMENT ORDER, THE CONFIRMATION HEARING NOTICE, AND THE INSTRUCTIONS ATTACHED TO YOUR BALLOT IN CONNECTION WITH THIS SECTION, AS THEY SET FORTH IN DETAIL, AMONG OTHER THINGS, PROCEDURES GOVERNING VOTING DEADLINES AND OBJECTION DEADLINES.

If you have any questions about the procedure for voting your Claim or the Solicitation Package you received, or if you wish to obtain a paper copy of the Plan, this Disclosure Statement or any exhibits to such documents, please contact the Voting Agent, (1) by telephone at 877-870-2280 (toll free) or 347-859-8018 (international) or (2) in writing at R.E. Gas Development, LLC, et al. Ballot Processing c/o Prime Clerk LLC, 830 3rd Avenue, 3rd Floor, New York, NY 10022.

A.        Voting Deadline

This Disclosure Statement and the appropriate Ballots are being distributed to all Holders of Claims that are entitled to vote on the Plan. In order to facilitate vote tabulation, there is a separate Ballot designated for each impaired voting Class; however, all Ballots are substantially similar in form and substance, and the term “Ballot” is used without intended reference to the Ballot of any specific Class of Claims.

IN ACCORDANCE WITH THE DISCLOSURE STATEMENT ORDER, IN ORDER TO BE CONSIDERED FOR PURPOSES OF ACCEPTING OR REJECTING THE PLAN, ALL BALLOTS MUST BE RECEIVED BY THE VOTING AGENT NO LATER THAN 5:00 P.M. (PREVAILING EASTERN TIME) ON OCTOBER 10, 2018, WHICH IS THE VOTING DEADLINE. BALLOTS SUBMITTED BY BENEFICIAL OWNERS OF PREPETITION SECOND LIEN NOTES TO A MASTER BALLOT AGENT MUST BE RECEIVED BY SUCH MASTER BALLOT AGENT WITH SUFFICIENT TIME TO ENABLE THE MASTER BALLOT AGENT TO DELIVER A MASTER BALLOT TO THE VOTING AGENT BY THE VOTING DEADLINE. ONLY THOSE BALLOTS ACTUALLY RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE WILL BE COUNTED AS EITHER ACCEPTING OR REJECTING THE PLAN. EXCEPT WITH RESPECT TO BALLOTS SUBMITTED THROUGH THE VOTING AGENT’S ONLINE BALLOTING PORTAL AND MASTER BALLOTS (WHICH MAY BE SUBMITTED BY ELECTRONIC MAIL), NO BALLOTS MAY BE SUBMITTED BY ELECTRONIC MAIL OR OTHER MEANS OF ELECTRONIC SUBMISSION, AND ANY BALLOTS OTHER THAN MASTER BALLOTS SUBMITTED BY ELECTRONIC MAIL OR OTHER MEANS OF ELECTRONIC SUBMISSION WILL NOT BE ACCEPTED BY THE VOTING AGENT.

FOR DETAILED VOTING INSTRUCTIONS, SEE THE DISCLOSURE STATEMENT ORDER.

B.	Holders of Claims or Interests Entitled to Vote

Under section 1124 of the Bankruptcy Code, a class of claims or equity interests is deemed to be “impaired” under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or equity interest entitles the holder thereof; or (2) notwithstanding any legal right to an accelerated payment of such claim or equity interest, the plan (a) cures all existing defaults (other than defaults resulting from the occurrence of bankruptcy or comparable events), (b) reinstates the maturity of such claim or equity interest as it existed before the default, (c) compensates the holder of such claim or equity interest for any damages resulting from such holder’s reasonable reliance on such legal right to an accelerated payment and (d) does not otherwise alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

In general, a holder of a claim or equity interest may vote to accept or reject a plan if (1) the claim or equity interest is “allowed,” which means generally that it is not disputed, contingent or unliquidated, and (2) the claim or equity interest is impaired by a plan. However, if the holder of an impaired claim or equity interest will not receive any distribution under the plan on account of such claim or equity interest, the Bankruptcy Code deems such holder to have rejected the plan and provides that the holder of such claim or equity interest is not entitled to vote on the plan. If the claim or equity interest is not impaired, the Bankruptcy Code conclusively presumes that the holder of such claim or equity interest has accepted the plan and provides that the holder is not entitled to vote on the plan.

Except as otherwise provided in the Disclosure Statement Order, the Holder of a Claim against one or more Debtors that is “impaired” under the Plan is entitled to vote to accept or reject the Plan if (1) the Plan provides a distribution in respect of such Claim; and (2) the Claim has been scheduled by the appropriate Debtor (and is not scheduled as disputed, contingent, or unliquidated), the Holder of such Claim has timely Filed a Proof of Claim or a Proof of Claim was deemed timely Filed by an order of the Bankruptcy Court prior to the Voting Deadline.

C.	Vote Required for Acceptance by a Class

A Class of Claims will have accepted the Plan if it is accepted by at least two-thirds ( 2⁄3) in amount and more than one-half ( 1⁄2) in number of the Allowed Claims in such Class that have voted on the Plan in accordance with the Disclosure Statement Order.

VII.	STATUTORY REQUIREMENTS FOR CONFIRMATION OF THE PLAN

The following is a brief summary of the confirmation process. Holders of Claims and Interests are encouraged to review the relevant provisions of the Bankruptcy Code and to consult their own advisors with respect to the summary provided in this Disclosure Statement.

A.	Confirmation Hearing

The Bankruptcy Court has scheduled the Confirmation Hearing for October 15, 2018 at 10:00 a.m. (prevailing Eastern time). The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or the filing of a notice of such adjournment served in accordance with the Disclosure Statement Order. Any objection to the Plan must: (1) be in writing; (2) conform to the Bankruptcy Rules and the Local Rules of Bankruptcy Practice & Procedure of the United States Bankruptcy Court for the Western District of Pennsylvania; (3) state the name, address, phone number and email address of the objecting party and the amount and nature of the Claim or Interest of such entity, if any; (4) state with particularity the basis and nature of any objection to the Plan and, if practicable, a proposed modification to the Plan that would resolve such objection; and (5) be filed, contemporaneously with a proof of service, with the Bankruptcy Court and served so that it is actually received by the following notice parties no later than the Objection Deadline:

a.        the Debtors, c/o Rex Energy Corporation, 366 Walker Drive, State College, PA 16801 (Attn: John Luke);

b.        counsel to the Debtors, Jones Day, 250 Vesey Street, New York, New York 10281-1047 (Attn: Scott J. Greenberg, Michael J. Cohen and Anna Kordas) and 717 Texas Suite 3300, Houston, TX 77002-2712 (Attn: Thomas A. Howley);

c.        counsel to the Creditors’ Committee, Brown Rudnick LLP, 7 Times Square New York, NY 10036 (Attn: Robert J. Stark and Andrew M. Carty);

d.        counsel to Angelo, Gordon Energy Servicer, LLC, Simpson Thacher & Bartlett LLP, 425 Lexington Ave # 8, New York, NY 10017 (Attn: Michael Torkin and Nicholas Baker);

e.        counsel to the ad hoc committee of certain holders of Prepetition Second Lien Notes, Akin Gump Strauss Hauer & Feld, One Bryant Park, Bank of America Tower, New York, NY 10036 (Attn: Michael S. Stamer, Meredith A. Lahaie and Kevin Zuzolo);

f.        Wilmington Savings Fund Society, FSB, as the Prepetition Second Lien Indenture Trustee;

g.        BOKF, NA, as the indenture trustee for the Unsecured Notes;

h.        counsel to any other statutory committee appointed in these Chapter 11 Cases;

i.        the Office of the United States Trustee for the Western District of Pennsylvania, Liberty Center, 10001 Liberty Avenue, Suite 970, Pittsburgh, Pennsylvania 15222 (Attn: Norma Hildenbrand);

j.        the SEC; and

k.        all other parties in interest that have Filed requests for notice pursuant to Bankruptcy Rule 2002 in these Chapter 11 Cases.

Unless an objection to the Plan is timely served and Filed, it may not be considered by the Bankruptcy Court.

B.	Requirements for Confirmation of the Plan

Among the requirements for Confirmation of the Plan are that the Plan (1) is accepted by all impaired Classes of Claims and Interests or, if rejected by an impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class; (2) is feasible; and (3) is in the “best interests” of creditors and stockholders that are impaired under the Plan.

1.        Requirements of Section 1129(a) of the Bankruptcy Code

A moneyed, business or commercial corporation or trust must satisfy the following requirements pursuant to section 1129(a) of the Bankruptcy Code before the Bankruptcy Court may confirm its chapter 11 plan:

•	The plan complies with the applicable provisions of the Bankruptcy Code.

•	The proponent(s) of the plan complies with the applicable provisions of the Bankruptcy Code.

•	The plan has been proposed in good faith and not by any means forbidden by law.

•

Any payment made or to be made by the proponent, by the debtor, or by a person issuing securities or acquiring property under a plan, for services or for costs and expenses in or in connection with the case, or in connection with the plan and incident to the case, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

•

The proponent(s) of a plan has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the plan, as a director, officer, or voting trustee of the debtor, an affiliate of the debtor participating in a joint plan with the debtor or a successor to the debtor under the plan, and the appointment to, or continuance in, such office of such individual must be consistent with the interests of creditors and equity security holders and with public policy.

•

The proponent(s) of the plan has disclosed the identity of any insider (as defined in section 101 of the Bankruptcy Code) that will be employed or retained by the reorganized debtor, and the nature of any compensation for such insider.

•

Any governmental regulatory commission with jurisdiction, after confirmation of the plan, over the rates of the debtor has approved any rate change provided for in the plan, or such rate change is expressly conditioned on such approval.

•	With respect to each impaired class of claims or interests—

o

each holder of a claim or interest of such class (a) has accepted the plan; or (b) will receive or retain under the plan on account of such claim or interest property of a value, as of the effective date of the plan, that is not less than the amount that such holder would so receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code on such date; or

o

if section 1111(b)(2) of the Bankruptcy Code applies to the claims of such class, each holder of a claim of such class will receive or retain under the plan on account of such claim, property of a value, as of the effective date of the plan, that is not less than the value of such holder’s interest in the estate’s interest in the property that secures such claims.

•

With respect to each class of claims or interests, such class has (a) accepted the plan; or (b) such class is not impaired under the plan (subject to the “cramdown” provisions discussed below; see Section VII.E below).

•	Except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the plan provides that:

o

with respect to a claim of a kind specified in sections 507(a)(2) or 507(a)(3) of the Bankruptcy Code, on the effective date of the plan, the holder of the claim will receive on account of such claim cash equal to the allowed amount of such claim, unless such holder consents to a different treatment;

o

with respect to a class of claim of the kind specified in sections 507(a)(1), 507(a)(4), 507(a)(5), 507(a)(6), or 507(a)(7) of the Bankruptcy Code, each holder of a claim of such class will receive (a) if such class has accepted the plan, deferred cash payments of a value, on the effective date of the plan, equal to the allowed amount of such claim; or (b) if such class has not accepted the plan, cash on the effective date of the plan equal to the allowed amount of such claim, unless such holder consents to a different treatment;

o

with respect to a claim of a kind specified in section 507(a)(8) of the Bankruptcy Code, unless the holder of such a claim consents to a different treatment, the holder of such claim will receive on account of such claim, regular installment payments in cash, of a total value, as of the effective date of the plan, equal to the allowed amount of such claim over a period ending not later than 5 years after the date of the order for relief under section 301, 302, or 303 of the Bankruptcy Code and in a manner not less favorable than the most favored nonpriority unsecured claim provided for by the plan (other than cash payments made to a class of creditors under section 1122(b) of the Bankruptcy Code); and

o

with respect to a secured claim which would otherwise meet the description of an unsecured claim of a governmental unit under section 507(a)(8) of the Bankruptcy Code, but for the secured status of that claim, the holder of that claim will receive on account of that claim, cash payments, in the same manner and over the same period, as prescribed in the immediately preceding bullet points above.

•

If a class of claims is impaired under the plan, at least one class of claims that is impaired under the plan has accepted the plan, determined without including any acceptance of the plan by any insider (as defined in section 101 of the Bankruptcy Code).

•

Confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any successor to the debtor under the plan, unless such liquidation or reorganization is proposed in the plan.

•

All fees payable under 28 U.S.C. § 1930, as determined by the Bankruptcy Court at the hearing on confirmation of the plan, have been paid or the plan provides for the payment of all such fees on the effective date of the plan.

•

The plan provides for the continuation after its effective date of payment of all retiree benefits, as that term is defined in section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(1)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to confirmation of the plan, for the duration of the period the debtor has obligated itself to provide such benefits.

The Debtors believe that the Plan meets all the applicable requirements of section 1129(a) of the Bankruptcy Code other than those pertaining to voting, which has not yet taken place.

2. Feasibility

The Bankruptcy Code requires that a chapter 11 plan provide for payment in full of all Administrative Claims and Priority Claims. The Debtors anticipate that they will be able to pay all Allowed Administrative Claims and Priority Claims from the Wind Down Amount. Accordingly, the Debtors believe that they will satisfy the Bankruptcy Code’s requirement that a chapter 11 plan provide for payment in full of all Allowed Administrative Claims and Priority Claims.

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan not be likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors (unless such liquidation or reorganization is proposed in the Plan). Because the Plan proposes a liquidation of all of the Debtors’ assets, for purposes of this test the Debtors have analyzed the ability of the Plan Administrator to meet the obligations under the Plan. Based on the Debtors’ analysis, there are sufficient assets to accomplish the Plan Administrator’s tasks under the Plan. Therefore, the Debtors believe that their liquidation pursuant to the Plan will meet the feasibility requirements of the Bankruptcy Code.

3. Best	Interests of Creditors

Notwithstanding acceptance of the Plan by a voting Impaired Class, to confirm the Plan, the Bankruptcy Court must still independently determine that the Plan is in the best interests of each Holder of a Claim or Interest in any such Impaired Class that has not voted to accept the Plan, meaning that the Plan provides each such Holder with a recovery that has a value at least equal to the value of the recovery that each such Holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. Accordingly, if an Impaired Class does not unanimously vote to accept the Plan, the best interests test requires the Bankruptcy Court to find that the Plan provides to each member of such Impaired Class a recovery on account of the Class member’s Claim or Interest that has a value, as of the Effective Date, at least equal to the value of the recovery that each such Class member would receive if the Debtors were liquidated under chapter 7.

In applying the best interests test, the Debtors have considered the liquidation analysis attached to the Disclosure Statement as Exhibit B, which provides a summary of the recoveries under the Plan and in a chapter 7 liquidation. There can be no assurance as to values that would actually be realized in a chapter 7 liquidation nor can there be any assurance that the Bankruptcy Court will accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

Based on the liquidation analysis, the Debtors believe that, under the Plan, Holders of Impaired Claims and Interests will receive property with a value not less than the value such Holders would receive in a liquidation under chapter 7 of the Bankruptcy Code. The Plan likely provides holders of Allowed Prepetition Second Lien Claims with a larger, more timely recovery because of the fees and expenses that would be incurred in a chapter 7 liquidation. Holders of Allowed General Unsecured Claims would not recover any property on account of their Allowed Claims in a chapter 7 liquidation and they are receiving no recovery under the Plan, satisfying the best interests test. Accordingly, the Debtors believe that the Plan is in the best interests of creditors.

C.	Alternative Plans

The Debtors do not believe that there are any alternative plans for the reorganization or liquidation of the Debtors’ Estates. The Debtors believe that the Plan, as described therein, enables Holders of Claims or Interests to realize the greatest possible value under the circumstances and that, compared to any alternative plan, the Plan has the greatest chance to be confirmed and consummated.

D.	Acceptance by Impaired Classes

The Bankruptcy Code requires, as a condition to confirmation, that except as described in the following section, each class of claims or interests that is impaired under a plan accept the plan. A class that is not “impaired” under a plan is presumed to have accepted the plan and, therefore, solicitation of acceptances with respect to such class is not required. Pursuant to section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” under a plan unless, with respect to each claim or interest of such class, the plan: (1) leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles the holder of such claim or interest; or (2) cures any default, reinstates the maturity of such claim or interest as such maturity existed before such default and compensates the holder of such claim or interest for any damages incurred.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired creditors as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject a plan. Thus, a Class of creditor Claims will have voted to accept the Plan only if two-thirds (2/3) in amount and a majority in number of those actually voting cast their Ballots in favor of acceptance. Only Holders of Claims in the Voting Class will be entitled to vote on the Plan.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of interests as acceptance by holders of at least two-thirds (2/3) in dollar amount of those interests who actually vote to accept or reject a plan. Votes that have been “designated” under section 1126(e) of the Bankruptcy Code are not included in the calculation of acceptance by a class of interests. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds (2/3) in amount actually voting cast their Ballots in favor of acceptance, not counting designated votes. There is no voting Class of Interests under the Plan.

E.	Requirements of Section 1129(b) of the Bankruptcy Code

The Bankruptcy Code permits confirmation of a plan even if it is not accepted by all impaired classes, as long as (1) the plan otherwise satisfies the requirements for confirmation, (2) at least one impaired class of claims has accepted the plan without taking into consideration the votes of any insiders in such class and (3) the plan is “fair and equitable” and does not “discriminate unfairly” as to any impaired class that has not accepted the plan. These so-called “cramdown” provisions are set forth in section 1129(b) of the Bankruptcy Code. The Debtors believe that the Plan and the treatment of all Classes of Claims and Interests under the Plan satisfy the foregoing requirements for “cramdown,” or non-consensual Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code.

1. Fair	and Equitable Test

This test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the amount of the allowed claims in such class. As to the non-accepting class, the test sets different standards depending on the type of claims or interests in such class. As set forth below, the Debtors believe that the Plan satisfies the “fair and equitable” requirement because there is no Class of equal priority receiving more favorable treatment and no Class that is junior to such dissenting Class that will receive or retain any property on account of the Claims or Interests in such Class.

a. Secured	Claims

The condition that a plan be “fair and equitable” to a non-accepting class of secured claims includes the requirements that: (i) the holders of such secured claims retain the liens securing such claims to the extent of the allowed amount of the claims, whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan; and (ii) each holder of a secured claim in the class receives deferred Cash payments totaling at least the allowed amount of such claim with a present value, as of the effective date of the plan, at least equivalent to the value of the secured claimant’s interest in the debtor’s property subject to the liens.

b. Unsecured	Claims

The condition that a plan be “fair and equitable” to a non-accepting class of unsecured claims includes the requirement that either: (i) the plan provides that each holder of a claim of such class receives or retains on account of such claim property of a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (ii) the holder of any claim or any equity interest that is junior to the claims of such class will not receive or retain under the plan on account of such junior claim or junior equity interest on any property.

c. Interests

The condition that a plan be “fair and equitable” to a non-accepting class of equity interests includes the requirement that either: (i) the plan provides that each holder of an equity interest in that class receives or retains under the plan on account of that equity interest property of a value, as of the effective date of the plan, equal to the greater of: (A) the allowed amount of any fixed liquidation preference to which such holder is entitled; (B) any fixed redemption price to which such holder is entitled; or (C) the value of such interest; or (ii) if the class does not receive the amount as required under (i) hereof, no class of equity interests junior to the nonaccepting class may receive a distribution under the plan.

2. Unfair	Discrimination

A chapter 11 plan does not “discriminate unfairly” if a dissenting class is treated substantially equal with respect to other classes similarly situated, and no class receives more than it is legally entitled to receive for its claims or interests. The Debtors carefully designed the Plan, including calculating the distributions to Holders of General Unsecured Claims against each of the Debtors, to ensure that recoveries on account of Claims in a particular Class against each of the Debtors did not result in unfair discrimination among similarly situated Classes. The Debtors do not believe that the Plan discriminates unfairly against any impaired Class of Claims or Interests.

F.	Standards Applicable to Certain Releases

Section IX of the Plan provides for releases for certain claims against non-debtors in consideration of services provided to the Debtors and the contributions made by the Released Parties to the Chapter 11 Cases. The Released Parties are, collectively and individually, (a) the Debtors; (b) the Estates; (c) the Creditors’ Committee and its members; (d) the Prepetition First Lien Secured Parties; (e) the Prepetition First Lien Agent; (f) the DIP Lenders; (g) the DIP Agent; (h) the members of the Ad Hoc Second Lien Group; (i) the Prepetition Second Lien Indenture Trustee; (j) the Unsecured Notes Indenture Trustee; (k) Penn Energy and the Representatives and Affiliates of each of the foregoing (solely in their capacities as such) and (l) any other Releasing Party.

As set forth in the Plan, the releases are given by (a) the Debtors; (b) the Estates; (c) the Prepetition First Lien Secured Parties; (d) the Prepetition First Lien Agent; (e) the DIP Secured Parties; (f) the DIP Agent; (g) the members of the Ad Hoc Second Lien Group; (h) the Prepetition Second Lien Indenture Trustee; (i) Penn Energy; (j) all holders of Claims and Interests that vote to accept or are deemed to accept the Plan; (k) all holders of Claims or Interests that abstain from voting on the Plan and who do not affirmatively opt out of the releases provided by the Plan by checking the box on the applicable ballot indicating that they opt not to grant the releases provided in the Plan; (l) all holders of Claims or Interests that vote to reject the Plan or are deemed to reject the Plan and who do not affirmatively opt out of the releases provided by the Plan by checking the box on the applicable ballot or the Opt Out Election Form indicating that they opt not to grant the releases provided in the Plan; (m) the Creditors’ Committee and its members; and (n) with respect to each of the foregoing entities in clauses (a) through (m), such Entity’s respective current and former Representatives and Affiliates. The released claims and exculpated claims are limited to those claims or causes of action that may have arisen in connection with, related to or arising out of the matters specified in the release provisions at Section IX of the Plan.

The Debtors believe that the releases set forth in the Plan are appropriate because, among other things, the releases are narrowly tailored, and each of the Released Parties has provided value to the Debtors, including, with respect to certain Released Parties, by providing the DIP Facility, supporting the Sale, the RSA Settlement and the Restructuring Support Agreement, and the settlements incorporated therein, and by providing their support of the transactions contemplated under the Plan, which are anticipated to facilitate the Debtors’ ability to propose and pursue confirmation of the Plan in a highly value-maximizing and efficient manner.

Here, the Debtors believe that each of the non-debtor Released Parties has (a) expended significant time and resources analyzing and negotiating the issues presented by the Debtors’ prepetition capital structure and the Debtors’ restructuring efforts and/or (b) contributed significantly to the Debtors’ restructuring efforts by way of substantial commitments of capital and other means of support. Finally, each of the non-debtor Released Parties have played and will continue to play a substantial role in formulating and negotiating the Plan and in the transactions contemplated thereunder. Absent the support and participation of the Released Parties, the Debtors would not have achieved the value maximizing transaction that the Sale represents. Accordingly, the Debtors contend that the circumstances of the Chapter 11 Cases satisfy the requirements for such releases.

VIII.	PLAN-RELATED RISK FACTORS

Holders of Claims should read and carefully consider the risk factors set forth below, as well as the other information set forth in this Disclosure Statement and the documents delivered together with this Disclosure Statement or referred to or incorporated by reference in this Disclosure Statement, before voting to accept or reject the Plan. These factors should not be regarded as constituting the only risks present in connection with the Debtors’ business or the Plan and its implementation.

A.	Certain Bankruptcy Considerations

1.        The Sale May Not Close

If the Sale does not close, the Effective Date will not occur, and therefore, the Holders of Allowed Claims will not receive distributions set forth under the Plan. It is unclear what, if any, recovery the Holders of Allowed DIP Claims and the Prepetition Second Lien Claims will receive in the event the Sale does not close and an alternative plan is proposed.

2.        The Debtors May Not Be Able to Secure Confirmation of the Plan

The Debtors will need to satisfy section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a chapter 11 plan and requires, among other things, a finding by a bankruptcy court that: (i) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (ii) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (iii) the value of distributions to non-accepting holders of claims and interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtor were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim or an Allowed Interest might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or the Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the Solicitation Procedures and the voting results are appropriate, the Bankruptcy Court can still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation have not been met, including the requirement that the terms of the Plan do not “unfairly discriminate” and are “fair and equitable” to non-accepting Classes. If the Plan is not confirmed, it is unclear what distributions, if any, Holders of Allowed Claims will receive with respect to their Allowed Claims.

The Debtors, subject to the terms and conditions of the Plan, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications may result in a less favorable treatment of any Class than the treatment currently provided in the Plan. Such a less favorable treatment may include a distribution of property to the Class affected by the modification of a lesser value than currently provided in the Plan or no distribution of property whatsoever under the Plan.

3.        Failure to Satisfy Vote Requirements

In the event that the votes received are sufficient in number and amount to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek Confirmation of the Plan as promptly as practicable thereafter. In the event that sufficient votes are not received, the Debtors may seek to pursue another strategy to wind down the Estates, such as an alternative chapter 11 plan, a dismissal of these Chapter 11 Cases and an out-of-court dissolution, an assignment for the benefit of creditors, a conversion to a chapter 7 case(s) or other strategies. There can be no assurance that the terms of any such alternative strategies would be similar or as favorable to the Holders of Allowed Claims and Allowed Interests as those proposed in the Plan.

4.        Parties in Interest May Object to the Plan’s Classification of Claims and Interests or the Amount of Such Claims or Interests

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests, each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims and Interests in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

Further, certain parties in interest, including the Debtors, reserve the right, under the Plan, to object to the amount or classification of any Claim. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is or may be subject to an objection or is not yet Allowed. Any Holder of a Claim that is or may be subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

5.        The Plan may not be consummated if the conditions to Effectiveness of the Plan are not satisfied

Sections VII.A and B of the Plan provide for certain conditions that must be satisfied (or waived) prior to the Confirmation Date and for certain other conditions that must be satisfied (or waived) prior to the Effective Date. Many of the conditions are outside of the control of the Debtors and therefore there can be no guarantee that every condition precedent will be met. In such circumstances, there can be no assurance that the Chapter 11 Cases would not be converted to chapter 7 liquidation cases or that any new chapter 11 plan would be as favorable to Holders of Claims as the current Plan. Either outcome may materially reduce distributions to Holders of Claims.

6.        If the Restructuring Support Agreement is terminated, the ability of the Debtors to confirm and consummate the Plan could be materially and adversely affected

The Restructuring Support Agreement contains a number of termination events, upon the occurrence of which certain parties to the Restructuring Support Agreement may terminate such agreement. If the Restructuring Support Agreement is terminated, each of the parties thereto will be released from their obligations in accordance with the terms of the Restructuring Support Agreement. Such termination may result in the loss of support for the Plan by the Prepetition First Lien Lenders and the Ad Hoc Second Lien Group, which could adversely affect the Debtors’ ability to confirm and consummate the Plan. If the Plan is not consummated, there can be no assurance that the Chapter 11 Cases would not be converted to chapter 7 liquidation cases or that any new chapter 11 plan would be as favorable to Holders of Claims as the current Plan. Moreover, if the MW Settlement Termination Event (as defined in the Restructuring Support Agreement) occurs, the Debtors may become involved in litigation over the Make Whole Amount. Either outcome may materially reduce distributions to Holders of Claims.

7.        Nonconsensual Confirmation

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the Bankruptcy Court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting class. The Debtors believe that the Plan satisfies these requirements and the Debtors may request such nonconsensual Confirmation in accordance with section 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation of the Plan may result in, among other things, increased expenses and the expiration of any commitment to provide support for the Plan, financially or otherwise.

8.        Risk of Nonoccurrence of the Effective Date

Although the Debtors believe that the Effective Date could occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur.

9.        Contingencies May Affect Votes of Impaired Classes to Accept or Reject the Plan

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Claims to be Allowed. The occurrence of any and all such contingencies, which may affect distributions available to Holders of Allowed Claims and Allowed Interests under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

B.	Risk Factors that May Affect Recoveries Available to Holders of Allowed Claims Under the Plan

1.	The Amount of Allowed Claims May Adversely Affect the Recovery of Some Holders of Allowed Claims

The Debtors cannot determine with any certainty at this time the number or amount of Claims that will ultimately be Allowed, and thus the projected recoveries disclosed in this Disclosure Statement are highly speculative. A large amount of Allowed Claims may materially and adversely affect, among other things, the recoveries to Holders of Allowed Claims and Allowed Interests under the Plan. Some Holders are not entitled to any recovery pursuant to the terms of the Plan, and, depending on the accuracy of the Debtors’ various assumptions, even those Holders entitled to a recovery under the terms of the Plan may ultimately receive no recovery.

2.	The Debtors Cannot State with Certainty What Recovery Will Be Available to Holders of Allowed Claims in the Voting Class

The Debtors cannot know with certainty, at this time, the number or amount of Claims in Voting Class that will ultimately be Allowed. Accordingly, because certain Claims under the Plan will be paid on Pro Rata, the Debtors cannot state with certainty what recoveries will be available to Holders of Allowed Claims in the Voting Class.

3.	Any Valuation of Any Assets to be Distributed Under the Plan is Speculative and Could Potentially be Zero

Any valuation of any of the assets to be distributed under the Plan is necessarily speculative, and the value of such assets could potentially be zero. Accordingly, the ultimate value, if any, of these assets could materially affect, among other things, recoveries to the Debtors’ creditors, including Holders of Claims in the Voting Class.

4.	The Debtors Cannot Guarantee Recoveries or the Timing of such Recoveries

Although the Debtors have made commercially reasonable efforts to disclose projected recoveries in this Disclosure Statement, it is possible that the amount of Allowed Claims will be materially higher than any range of possible Allowed Claims the Debtors have considered to date, and thus creditor recoveries could be materially reduced or eliminated. In addition, the timing of actual distributions to Holders of Allowed Claims may be affected by many factors that cannot be predicted. Therefore, the Debtors cannot guarantee the timing of any recovery on an Allowed Claim.

C.	Disclosure Statement Disclaimer

1. Information	Contained in this Disclosure Statement Is for Soliciting Votes

The information contained in this Disclosure Statement is for the purpose of soliciting acceptances of the Plan and may not be relied upon for any other purpose.

2. The	Disclosure Statement was not Reviewed or Approved by the SEC

This Disclosure Statement was not Filed with the SEC under the Securities Act or applicable state securities laws. Neither the SEC nor any state regulatory authority has passed upon the accuracy or adequacy of this Disclosure Statement or the exhibits or the statements contained in this Disclosure Statement.

3. The	Disclosure Statement May Contain Forward Looking Statements

This Disclosure Statement may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as “may,” “will,” “might,” “expect,” “believe,” “anticipate,” “could,” “would,” “estimate,” “continue,” “pursue” or the negative thereof or comparable terminology. All forward looking statements speak only as of the date of this Disclosure Statement, are based upon information currently available to the Debtors, and involve known and unknown risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements.

4. No	Legal or Tax Advice is Provided to You by this Disclosure Statement

This Disclosure Statement is not legal advice to you. The contents of this Disclosure Statement should not be construed as legal, business or tax advice. Each Holder of a Claim or an Interest should consult his or her own legal counsel, accountant or other applicable advisor with regard to any legal, tax and other matters concerning his, her or its Claim or Interest. This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to Confirmation of the Plan.

5. No	Admissions Made

The information and statements contained in this Disclosure Statement will neither (a) constitute an admission of any fact or liability by any entity (including, without limitation, the Debtors) nor (b) be deemed evidence of the tax or other legal effects of the Plan on the Debtors, Holders of Allowed Claims or Allowed Interests or any other parties in interest.

6. Failure	to Identify Projected Objections

No reliance should be placed on the fact that a particular litigation Claim or projected objection to a particular Claim or Interest is, or is not, identified in this Disclosure Statement. The Debtors or the Plan Administrator may object to Claims or Interests after Confirmation or the Effective Date of the Plan irrespective of whether this Disclosure Statement identifies objections to such Claims or Interests.

7. No	Waiver of Right to Object or Right to Recover Transfers and Assets

The vote by a Holder of a Claim or Interest for or against the Plan does not constitute a waiver or release of any claims, causes of action or rights of the Debtors (or any entity, as the case may be) to object to that Holder’s Claim or Interest, or recover any preferential, fraudulent or other voidable transfer of assets, regardless of whether any claims or causes of action of the Debtors or their Estates are specifically or generally identified in this Disclosure Statement.

8. Information	was Provided by the Debtors and was Relied Upon by the Debtors’ Advisors

The Debtors’ advisors have relied upon information provided by the Debtors in connection with the preparation of this Disclosure Statement. Although the Debtors’ advisors have performed certain limited due diligence in connection with the preparation of this Disclosure Statement, they have not independently verified the information contained in this Disclosure Statement.

9. Potential	Exists for Inaccuracies, and the Debtors Have No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtors as of the date of this Disclosure Statement, unless otherwise specified in this Disclosure Statement, and the delivery of this Disclosure Statement after the date of this Disclosure Statement does not imply that there has not been a change in the information set forth in this Disclosure Statement since that date. While the Debtors have used their reasonable business judgment to ensure the accuracy of all of the information provided in this Disclosure Statement and in the Plan, the Debtors nonetheless cannot, and do not, confirm the current accuracy of all statements appearing in this Disclosure Statement. Further, although the Debtors may subsequently update the information in this Disclosure Statement, the Debtors have no affirmative duty to do so unless ordered to do so by the Bankruptcy Court.

10. No	Representations Outside this Disclosure Statement are Authorized

No representations concerning or relating to the Debtors, these Chapter 11 Cases or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement. Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than as contained in, or included with, this Disclosure Statement should not be relied upon by you in arriving at your decision. You should promptly report unauthorized representations or inducements to counsel to the Debtors and the U.S. Trustee.

D.	Liquidation Under Chapter 7

If no plan can be confirmed, these Chapter 11 Cases may be converted to a case(s) under chapter 7 of the Bankruptcy Code, pursuant to which a chapter 7 trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code.

IX.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF CONSUMMATION OF THE PLAN

A.	General

A description of certain U.S. federal income tax consequences of the Plan is provided below. The description is based on the Internal Revenue Code, Treasury Regulations, judicial decisions and administrative rules and determinations, all as in effect on the date of this disclosure statement and all subject to change, possibly with retroactive effect. Changes in any of these authorities or in their interpretation could cause the U.S. federal income tax consequences of the plan to differ materially from the consequences described below.

The U.S. federal income tax consequences of the Plan are complex and, in important respects, uncertain. No ruling has been requested from the Internal Revenue Service (“IRS”), no opinion has been requested from Debtors’ counsel concerning any tax consequences of the Plan, and no tax opinion is given by this Disclosure Statement.

The description that follows does not cover all aspects of U.S. federal income taxation that may be relevant to the Debtors or Holders of Allowed Claims. In addition, this summary addresses only U.S. federal income taxes. Thus, the following discussion does not address foreign, state or local tax consequences, or any estate, gift or other non-income tax consequences, of the Plan, nor does it purport to address the federal income tax consequences of the Plan to Holders of Allowed Claims that are subject to special treatment under the Internal Revenue Code (such as Persons who are related to the Debtors within the meaning of the Internal Revenue Code, Holders liable for the alternative minimum tax, Holders whose functional currency is not the U.S. dollar, Holders that received their Claims as compensation, S corporations, broker dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, governmental entities, pass-through entities such as partnerships and Holders of Claims who are themselves in bankruptcy). Accordingly, this summary should not be relied upon for purposes of determining the specific tax consequences of the Plan with respect to a particular Holder of an Allowed Claim.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds an Allowed Claim, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Allowed Claims that are partners in partnerships holding Allowed Claims should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” is a holder that is: (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of the income; or (iv) a trust (A) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” is any holder of a Claim that is neither a U.S. Holder nor a partnership or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes.

The following discussion assumes that the Plan will be implemented as described herein and does not address the tax consequences if the Plan is not carried out. Furthermore, this discussion assumes that Holders of Allowed Claims only hold Claims in a single Class and that Holders of Allowed Claims are treated as receiving property from the Debtors in satisfaction of their Allowed Claims. This discussion further assumes that the various debt and other arrangements to which the Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form. In addition, a substantial amount of time may elapse between the confirmation date and the receipt of a final distribution under the Plan. Events subsequent to the date of this Disclosure Statement, such as additional tax legislation, court decisions or administrative changes, could affect the U.S. federal income tax consequences of the Plan and the transactions contemplated thereunder.

The following discussion is not exhaustive. The discussion is not a substitute for careful tax planning and professional tax advice based upon the individual circumstances of each Holder of an Allowed Claim. Accordingly, each Holder of an Allowed Claim is strongly urged to consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of the Plan.

B.	Certain U.S. Federal Income Tax Consequences to the Debtors

1. Consummation	of the Sale

In accordance with the Plan, the Purchase Agreement and the Sale Order (as described in more detail in Section IV.E above), the Debtors will consummate the Sale by selling substantially all of their assets to Penn Energy. The Debtors will recognize gain or loss as a result of the Sale equal to the difference between: (i) the sum of the cash proceeds received and the amount of liabilities assumed in the Sale and (ii) the Debtors’ adjusted basis in the assets sold.

As discussed below, the Debtors currently have significant net operating loss (“NOL”) carryforwards and expect to generate additional NOLs in the current year. The Debtors expect that gain, if any, as a result of the Sale will be offset by NOLs generated in the current year or carried forward from prior tax years. However, NOL carryforwards and certain other tax attributes, including any interest deductions disallowed under section 163(j) of the Internal Revenue Code and losses and deductions that are not utilized to offset gain from the Sale will be eliminated because, pursuant to the Plan, the Debtors will be liquidated following the Sale.

2. Cancellation	of Debt Income

Generally, the discharge of a debt obligation of a debtor for an amount less than the adjusted issue price (in most cases, the amount the debtor received on incurring the obligation, with certain adjustments) creates cancellation of indebtedness (“COD”) income that must be included in the debtor’s income. The amount of the Debtors’ COD income depends on the value of the Plan consideration distributed on account of the Allowed Claims against the Debtors relative to the amount of the Allowed Claims (or adjusted issue price if different from the amount of the Allowed Claims), as well as the extent to which, for U.S. federal income tax purposes, the payment of the Allowed Claims will be deductible. However, COD income is excluded from taxable income by a taxpayer that is a debtor in a bankruptcy case if the discharge is granted by the bankruptcy court or pursuant to a plan of reorganization approved by a bankruptcy court. The Plan, if approved, will enable the Debtors to qualify for this bankruptcy exclusion rule with respect to any COD income triggered by the Plan.

If debt of a debtor is discharged in a bankruptcy case qualifying for the bankruptcy exclusion, however, certain income tax attributes otherwise available and of value to the debtor are reduced, in most cases by the amount of the COD income. Tax attributes subject to reduction include, in the following order: (a) NOLs and NOL carryforwards; (b) most credit carryforwards, including the general business credit; (c) capital losses and capital loss carryforwards; (d) the tax basis of the debtor’s assets, but not in an amount greater than the excess of the aggregate tax bases of the property held by the debtor immediately after the discharge over the aggregate amount of the debtor’s liabilities immediately after the discharge (the “Liability Stop”); and (e) foreign tax credit carryforwards. A debtor may elect to avoid the prescribed order of attribute reduction and instead reduce the basis of depreciable property first (in which case the Liability Stop would not apply).

The Debtors expect to recognize COD income in connection with the implementation of the Plan. However, because the Debtors are not expected to have material income or own substantial assets after determining tax for the year in which they will recognize COD income (i.e., the year in which the Plan goes effective), the Debtors generally will not be adversely affected by a reduction in their tax attributes in connection with the recognition of COD income.

C.	U.S. Federal Income Tax Consequences to U.S. Holders of Allowed Claims

The U.S. federal income tax consequences of the Plan to a U.S. Holder of an Allowed Claim depends, in part, on the tax characterization of the exchanges of an Allowed Claim for other property, whether the Allowed Claim constitutes a “security” for U.S. federal income tax purposes, what type of consideration was received in exchange for an Allowed Claim, as each is discussed below. The federal income tax consequences to U.S. Holders of Allowed Claims also will depend on factors specific to each such Holder, including, but not limited to: (i) whether the Holder’s Allowed Claim (or a portion thereof) constitutes a claim for principal or interest, (ii) the origin of the Holder’s Allowed Claim, (iii) whether the Holder reports income on the accrual or cash basis method, (iv) whether the Holder receives distributions under the Plan in more than one taxable year, (v) whether the Holder has previously included in income any accrued but unpaid interest with respect to the surrendered Allowed Claim and (vi) whether the Holder has taken a bad debt deduction or otherwise recognized a loss with respect to the Allowed Claim.

1. Tax	Treatment of Certain Exchanges under the Plan

A U.S. Holder of Allowed Prepetition Second Lien Claims generally will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in its Allowed Prepetition Second Lien Claims. In addition, any portion of the U.S. Holder’s recovery that is allocable to accrued and unpaid interest on the U.S. Holder’s Allowed Prepetition Second Lien Claims will be treated as interest income to the U.S. Holder. See below for a discussion of the allocation of recoveries first to principal and then to interest.

Any gain or loss recognized will be capital or ordinary, depending on the status of the Allowed Prepetition Second Lien Claims in the U.S. Holder’s hands. Generally, any gain or loss recognized by the U.S. Holder will be long term capital gain or loss if the Allowed Prepetition Second Lien Claims are capital assets in the hands of the U.S. Holder and the U.S. Holder has held the Claims (or the underlying debts) for more than one year. However, the U.S. Holder will not recognize long-term capital gain or loss to the extent that the U.S. Holder has previously claimed a bad debt deduction with respect to the Claims, to the extent that the U.S. Holder has previously accrued market discount with respect to the Claims or to the extent any portion of a U.S. Holder’s recovery is allocable to accrued and unpaid interest. See below for a discussion of the character of any gain recognized in respect of a Claim with accrued market discount. The deductibility of capital losses is also subject to limitations.

2. Certain	Other Tax Considerations for U.S. Holders of Allowed Claims

a.	Medicare Surtax

Subject to certain limitations and exceptions, U.S. Holders who are individuals, estates or trusts may be required to pay a 3.8% Medicare surtax on all or part of that U.S. Holder’s “net investment income,” which includes, among other items, interest on debt and capital gains from the sale or other taxable disposition of debt. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this surtax on their exchanges pursuant to the Plan.

b.	Accrued but Unpaid Interest

In general, a U.S. Holder that was not previously required to include in taxable income any accrued but unpaid interest on the U.S. Holder’s Allowed Claim may be required to include the amount of this interest as taxable income upon receipt of a distribution under the Plan. A U.S. Holder that was previously required to include in taxable income any accrued but unpaid interest on the U.S. Holder’s Allowed Claim may be entitled to recognize a deductible loss to the extent that the interest is not satisfied under the Plan. Although not entirely clear, this loss may be treated as an ordinary loss rather than a capital loss. Each U.S. Holder of a Claim on which interest has accrued is urged to consult its tax advisor regarding the tax treatment of distributions under the Plan and the deductibility of any accrued but unpaid interest for U.S. federal income tax purposes.

c.	Post-Effective Date Distributions

Because certain U.S. Holders of Allowed Claims may receive distributions subsequent to the Effective Date, the imputed interest provisions of the Internal Revenue Code may apply and cause a portion of any post-Effective Date distribution to be treated as imputed interest, which may be included in the gross income of certain U.S. Holders. Additionally, to the extent a U.S. Holder receives distributions with respect to an Allowed Claim in a taxable year or years following the year of the initial distribution, any loss and a portion of any gain realized by the

U.S. Holder may be deferred. U.S. Holders of Allowed Claims are urged to consult their tax advisors regarding the possible application of (or ability to elect out of) the “installment method” of reporting with respect to their Allowed Claims.

d. Possible	Deductions in Respect of Claims

A U.S. Holder who, under the Plan, receives in respect of an Allowed Claim no distribution or an amount less than the U.S. Holder’s tax basis in the Allowed Claim may be entitled to a deduction for U.S. federal income tax purposes. The rules governing the character, timing and amount of this deduction place considerable emphasis on the facts and circumstances of the U.S. Holder, the obligor and the instrument with respect to which a deduction will be claimed. U.S. Holders of Allowed Claims, therefore, are urged to consult their tax advisors with respect to their ability to take this deduction.

e. Market	Discount

If a U.S. Holder of an Allowed Claim purchased the Claim for an amount that is less than its stated redemption price at maturity, the amount of the difference may be treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than a specified de minimis amount. Under the market discount rules of the Internal Revenue Code, assuming that the U.S. Holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of its Allowed Claim (subject to a de minimis rule) generally will be characterized as ordinary income to the extent of the accrued market discount on the Allowed Claim as of the date of the exchange.

D.	Certain U.S. Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims

The following discussion includes only certain U.S. federal income tax consequences of the Plan to Non-U.S. Holders. The discussion does not include any non-U.S. tax considerations. The rules governing the U.S. federal income tax consequences to Non-U.S. Holders are complex. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state and local and the non-U.S. tax consequences of the consummation of the Plan to it, including with respect to the application of the imputed interest provisions of the Internal Revenue Code.

Whether a Non-U.S. Holder realized gain or loss on an exchange or other disposition, and the amount of the gain or loss, is determined in the same manner as set forth above in connection with U.S. Holders.

1. Tax	Treatment of Exchange or Disposition

Subject to the application of the Foreign Account Tax Compliance Act (“FATCA”) and/or backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to any gain realized on the exchange of an Allowed Claim pursuant to the Plan, unless:

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange or the sale or other taxable disposition or who is subject to special rules applicable to former citizens and residents of the United States; or

•

the gain will be effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States).

If the first exception applies, to the extent that any gain is taxable, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax established through adequate documentation to be available to the Non-U.S. Holder under an applicable income tax treaty) on the amount by which the Non-U.S. Holder’s capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources during the taxable year of disposition. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder. A Non-U.S.

Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a trade or business within the United States that are attributable to the gain at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

2. Interest

Subject to the application of FATCA and/or backup withholding, payments to a Non-U.S. Holder of an Allowed Claim attributable to accrued but unpaid interest on the Allowed Claim generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E, as applicable) establishing that the Non-U.S. Holder is not a U.S. person and therefore the portfolio interest exception is met, unless:

•	the Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes entitled to vote;

•	the Non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to the Debtors (each, within the meaning of the Internal Revenue Code);

•	the Non-U.S. Holder is a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; or

•

the interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (in which case, provided the Non-U.S. Holder tenders a properly executed IRS Form W-8ECI (or successor form) to the withholding agent, the Non-U.S. Holder (i) generally would not be subject to withholding tax, but (ii) generally would be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to the Non-U.S. Holder’s effectively connected earnings and profits that are attributable to the accrued but unpaid interest at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

A Non-U.S. Holder that does not qualify for an exemption from withholding tax with respect to interest that is not effectively connected income generally would be subject to U.S. federal withholding tax at a 30% rate (or at a reduced rate or exemption from tax established through adequate documentation to be available to the Non-U.S. Holder under an applicable income tax treaty) on payments that are attributable to accrued but unpaid interest on an Allowed Claim. For purposes of providing a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable (or successor form), special procedures are provided under applicable Treasury Regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

3. Information	Reporting and Backup Withholding

All distributions under the Plan are subject to applicable federal income tax reporting and withholding. The Internal Revenue Code imposes “backup withholding” (currently at a rate of 24%) on certain “reportable” payments to certain taxpayers. Under the Internal Revenue Code’s backup withholding rules, a holder of an Allowed Claim may be subject to backup withholding with respect to distributions or payments made pursuant to the Plan, unless the holder (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact, (b) provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income or (c) in the case of a Non-U.S. Holder, the Non-U.S. Holder provides a properly executed applicable IRS Form W-8 (or otherwise establishes its eligibility for an exemption).

Backup withholding is not an additional federal income tax, but merely an advance payment that may be refunded to the extent it results in an overpayment of income tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4. Foreign	Account Tax Compliance Act

Pursuant to FATCA, foreign financial institutions (including most foreign banks, hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities that do not comply with the FATCA reporting requirements with respect to their U.S. account holders and investors will generally be subject to a 30% withholding tax with respect to any “withholdable payments” (whether received as a beneficial owner or as an intermediary for another party). For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source interest). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The Debtors will not pay any additional amounts to holders of Allowed Claims in respect of any amounts withheld, including pursuant to FATCA. Under certain circumstances, a holder might be eligible for refunds or credits of taxes withheld under FATCA. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based upon their particular circumstances.

E.	Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM HOLDER’S OR INTEREST HOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIM AND INTEREST HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

X.	RECOMMENDATION AND CONCLUSION

The Debtors believe that the confirmation and consummation of the Plan is preferable to all other alternatives. Consequently, the Debtors urge all parties entitled to vote to accept the Plan and to evidence their acceptance by duly completing and returning their Ballots so that they will be received on or before the Voting Deadline.

Dated: September 14, 2018	Respectfully submitted,

R.E. Gas Development, LLC, on its own behalf and on behalf of each affiliate Debtor

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	President and Chief Executive Officer

JONES DAY

Scott J. Greenberg (admitted pro hac vice)

Michael J. Cohen (admitted pro hac vice)

Anna Kordas (admitted pro hac vice)

250 Vesey Street

New York, New York 10281
Telephone:   (212) 326-3939
Facsimile:     (212) 755-7306
Email:          sgreenberg@jonesday.com
                     mcohen@jonesday.com

                    akordas@jonesday.com

Thomas A. Howley (admitted pro hac vice)

717 Texas, Suite 3300

Houston, TX 77002-2712

Telephone: (832) 239-3939
Facsimile:   (832) 239-3600

Email:         tahowley@jonesday.com

BUCHANAN INGERSOLL & ROONEY PC

James D. Newell (PA 51337)

Timothy P. Palmer (PA 86165)

Tyler S. Dischinger (PA 314299)

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219-1410

Telephone:     (412) 562-8800

Facsimile:      (412) 562-1041

Email:            james.newell@bipc.com

                      timothy.palmer@bipc.com

                       tyler.dischinger@bipc.com

ATTORNEYS FOR DEBTORS AND DEBTORS

IN POSSESSION

Exhibit A

Plan

UNITED STATES BANKRUPTCY COURT

WESTERN DISTRICT OF PENNSYLVANIA

:
In re	:	Chapter 11
:
R.E. GAS DEVELOPMENT, LLC, et al.,[1]	:	Case No. 18-22032 (JAD)
:
Debtors.	:	(Jointly Administered)
:
:
R.E. GAS DEVELOPMENT, LLC, et al.,	:
:
Movants,	:
:
v.	:
:
NO RESPONDENT,	:
:
Respondent.	:
:

AMENDED PLAN OF LIQUIDATION OF THE DEBTORS AND DEBTORS IN

POSSESSION PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

JONES DAY

Scott J. Greenberg (admitted pro hac vice)

Michael J. Cohen (admitted pro hac vice)

Anna Kordas (admitted pro hac vice)

250 Vesey Street

New York, NY 10281-1047

Telephone: (212) 326-3939

Facsimile:  (212) 755-7306

Email:        sgreenberg@jonesday.com

                   mcohen@jonesday.com

                   akordas@jonesday.com

Thomas A. Howley (admitted pro hac vice)

717 Texas, Suite 3300

Houston, TX 77002-2712

Telephone:  (832) 239-3939
Facsimile:   (832) 239-3600

Email:         tahowley@jonesday.com

BUCHANAN INGERSOLL & ROONEY PC

James D. Newell (PA 51337)

Timothy P. Palmer (PA 86165)

Tyler S. Dischinger (PA 314299)

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219-1410

Telephone:  (412) 562-8800

Facsimile:   (412) 562-1041

Email:         james.newell@bipc.com

                    timothy.palmer@bipc.com

                    tyler.dischinger@bipc.com

ATTORNEYS FOR DEBTORS AND DEBTORS
IN POSSESSION

Dated: September 14, 2018

[1]

The Debtors are the following four entities (the last four digits of their respective taxpayer identification numbers follow in parentheses): R.E. Gas Development, LLC (5422); Rex Energy Corporation (4402); Rex Energy Operating Corp. (0390); and Rex Energy I, LLC (9799). The address of each of the Debtors is 366 Walker Drive, State College, Pennsylvania 16801.

- i -

(continued)

- ii -

(continued)

Page

K. Service of Documents	35

XII. CONFIRMATION REQUEST	38

- iii -

INTRODUCTION

R.E. Gas Development, LLC; Rex Energy Corporation; Rex Energy Operating Corp.; and Rex Energy I, LLC, as Debtors and Debtors-in-Possession, propose this Amended Plan of Liquidation pursuant to chapter 11 of the Bankruptcy Code. These Chapter 11 Cases have been consolidated for procedural purposes only and are being jointly administered pursuant to an order of the Bankruptcy Court. This Plan constitutes a separate chapter 11 plan for each Debtor and, unless otherwise set forth herein, the classifications and treatment of Claims and Interests apply to each individual Debtor. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

This Plan provides for, among other things, the Distribution of the net proceeds realized from the Sale to the holders of Allowed Claims in accordance with the terms of the Plan and the wind down of the Debtors’ Estates. Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of the Debtors’ assets, liabilities, history, businesses, results of operations, historical financial information and properties, and for a summary of the Plan and the distributions to be made thereunder.

Other agreements and documents supplementing the Plan, if any, will be Filed with the Bankruptcy Court as part of the Plan Supplement.

ALL CREDITORS ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THE DISCLOSURE STATEMENT IN ITS ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. SUBJECT TO CERTAIN RESTRICTIONS AND REQUIREMENTS SET FORTH IN SECTION 1127 OF THE BANKRUPTCY CODE, IN BANKRUPTCY RULE 3019 AND IN THE PLAN, THE DEBTORS RESERVE THE RIGHT, SUBJECT TO THE RESTRUCTURING SUPPORT AGREEMENT, TO ALTER, AMEND, MODIFY, REVOKE OR WITHDRAW THE PLAN PRIOR TO ITS SUBSTANTIAL CONSUMMATION.

I.	DEFINED TERMS, RULES OF INTERPRETATION AND COMPUTATION OF TIME

A. Defined	Terms

Capitalized terms used in the Plan and not otherwise defined herein shall have the meanings set forth below. Any term that is not defined in this Plan, but that is used in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable.

1.        “Abandoned Assets” means all of the Debtors’ rights, interest and title to any assets not sold or otherwise transferred or conveyed to a third party prior to the Effective Date, including, but not limited to, pursuant to the terms of the Purchase Agreement, and that are designated on a notice of abandonment filed by the Debtors as part of the Plan Supplement.

2.        “Ad Hoc Second Lien Group” means certain Prepetition Second Lien Noteholders party to the Restructuring Support Agreement as of the effective date of the Restructuring Support Agreement.

3.        “Administrative Claim” means a Claim against a Debtor or its Estate for costs or expenses of administration of the Estates pursuant to sections 364(c)(1), 503(b), 503(c), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under sections 328, 330(a) or 331 of the Bankruptcy Code, including Professional Claims; and (c) all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, 28 U.S.C. §§ 1911-1930.

4.        “Administrative Claim Bar Date” means the deadline for filing requests for payment of Administrative Claims, which shall be 30 days after the Effective Date.

5.        “Administrative Claims Objection Deadline” means the deadline for filing objections to requests for payment of Administrative Claims (other than requests for payment of Professional Claims), which shall be the later of (a) 60 days after the Effective Date and (b) 30 days after the Filing of the applicable request for payment of the Administrative Claims; provided that the Administrative Claims Objection Deadline may be extended by the Bankruptcy Court after notice and a hearing.

6.        “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.

7.        “Allowed” means with respect to Claims: (a) any Claim (i) for which a Proof of Claim has been timely filed on or before the applicable Bar Date (or for a Proof of Claim that by the Bankruptcy Code or a Final Order is not or shall not be required to be Filed) or (ii) that is listed in the Schedules as of the Effective Date as not disputed, not contingent and not unliquidated, and for which no Proof of Claim has been timely filed; provided that, in each case, any such Claim shall be considered Allowed only if and to the extent that no objection to the allowance thereof has been interposed by the Claims Objection Bar Date or such an objection has been interposed and the Claim thereafter has been Allowed by a Final Order; or (b) any Claim Allowed pursuant to the Plan or a Final Order of the Bankruptcy Court (including pursuant to any stipulation or settlement agreement approved by the Bankruptcy Court); provided, further, that the Claims described in clauses (a) and (b) above shall not include any Claim on account of a right, option, warrant, right to convert or other right to purchase an Interest. Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered “Allowed Claims” hereunder.

8.        “Ballot” means the applicable form or forms of ballot(s) distributed to Holders of Claims entitled to vote on the Plan and on which the acceptance or rejection of the Plan is to be indicated.

9.        “Bankruptcy Code” means title 11 of the United States Code, as now in effect or hereafter amended, as applicable to these Chapter 11 Cases.

10.        “Bankruptcy Court” means the United States Bankruptcy Court for the Western District of Pennsylvania having jurisdiction over these Chapter 11 Cases.

11.        “Bankruptcy Rules” means, collectively, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as now in effect or hereafter amended.

12.        “Bar Date” means the applicable deadline by which a Proof of Claim or request for payment of administrative expenses must be, or must have been, Filed, as established by an order of the Bankruptcy Court, including a Bar Date Order and the Confirmation Order.

13.        “Bar Date Order” means the Amended Order (I) Establishing Bar Dates for Filing Claims and (II) Approving the Form and Manner of Notice Thereof (Docket No. 390), entered by the Bankruptcy Court on July 3, 2018.

14.        “Bidding Procedures” means the procedures governing the sale of all or substantially all of the Debtors’ assets, as approved by the Bankruptcy Court by Order (I) (A) Approving Revised Bidding Procedures for the Sale of the Debtors’ Assets, (B) Scheduling an Auction and Approving the Form and Manner of Notice Thereof, (C) Approving Assumption and Assignment Procedures, and (D) Scheduling a Sale Hearing and Approving the Form and Manner of Notice Thereof; and (II) Granting Related Relief (Docket No. 370), entered by the Bankruptcy Court on June 29, 2018, and as may be amended from time to time in accordance with their terms.

15.        “Business Day” means any day, other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)(6)).

16.        “Cash” means the lawful currency of the United States of America and equivalents thereof.

17.        “Cash Collateral Order” means that certain order entered by the Bankruptcy Court pursuant to paragraph 16 of the Final DIP Order authorizing the Debtors to continuing using Prepetition Collateral and Cash

Collateral (each as defined in the Final DIP Order) of the Prepetition Second Lien Secured Parties, which order shall include a budget acceptable to the Required Consenting Noteholders for payment of obligations subject to the Wind Down Amount.

18.        “Causes of Action” means all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, arising on, prior to or after the Petition Date, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, asserted, or which may be asserted, by or on behalf of any of the Debtors and/or the Estates, which are or may be pending on the Effective Date or prosecuted thereafter against any Entity, based in law or equity, including, without limitation, under the Bankruptcy Code, whether direct, indirect, derivative or otherwise and whether asserted or unasserted as of the Confirmation Date.

19.        “Chapter 11 Cases” means the cases commenced under chapter 11 of the Bankruptcy Code by the Debtors in the Bankruptcy Court.

20.        “Claim” means a claim, as such term is defined in section 101(5) of the Bankruptcy Code, against a Debtor.

21.        “Claims Register” means the official register of Claims maintained by the Notice and Claims Agent.

22.        “Claims Objection Bar Date” means, for all Claims, the earlier of: (a) 180 days after the Effective Date and (b) such other period of limitation for objecting to Claims as may be specifically fixed by the Plan, the Confirmation Order, the Bankruptcy Rules or a Final Order.

23.        “Class” means a class of Claims or Interests, as described in Section II.

24.        “Closing Date” has the meaning given to such term in the Purchase Agreement.

25.        “Confirmation” means the entry of the Confirmation Order on the docket of the Bankruptcy Court.

26.        “Confirmation Date” means the date on which the Bankruptcy Court enters the Confirmation Order on its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

27.        “Confirmation Hearing” means the hearing held by the Bankruptcy Court to consider Confirmation of the Plan, as such hearing may be continued from time to time.

28.        “Confirmation Order” means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, which shall be in form and substance acceptable to the Debtors, the Required Consenting Noteholders, the DIP Agent, the Required Consenting Lenders and the Creditors’ Committee.

29.        “Creditors’ Committee” means the official committee of unsecured creditors appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

30.        “D&O Tail Coverage” means coverage under an applicable director, manager, and officer liability insurance policy that extends beyond the end of the policy period.

31.        “Debtors” mean, collectively, R.E. Gas; Rex Energy; Rex Operating; and Rex I.

32.        “Deficiency Claim” means the unsecured portion of any Allowed Prepetition Second Lien Claim, if any. There shall be no unsecured portion of the Prepetition First Lien Claims because such Claims were converted to DIP Claims and are deemed fully secured hereunder and under the DIP Orders.

33.        “DIP/First Lien Credit Bid Amount” means the sum of (a) the principal amount outstanding under the DIP Facility, plus accrued and unpaid interest thereon (including the “rolled up” Prepetition First Lien Claims, but excluding any DIP Make Whole Amount), plus (b) the DIP Make Whole Amount.

34.        “DIP/First Lien Payoff Amount” has the meaning given to such term in the Purchase Agreement.

35.        “DIP Agent” means Angelo, Gordon Energy Servicer, LLC, in its capacities as administrative agent and collateral agent under the DIP Credit Agreement, together with its successors and assigns in such capacities.

36.        “DIP Claims” means Claims of DIP Secured Parties against any of the Debtors under or in respect of the DIP Credit Agreement, including the Prepetition First Lien Claims that were “rolled up” and converted into DIP Claims pursuant to the Final DIP Order, including the DIP Make Whole Amount.

37.        “DIP Credit Agreement” means that certain Senior Secured Debtor-in-Possession Term Loan Credit Agreement, dated as of May 23, 2018, by and among Rex Energy, the DIP Agent, the DIP Lenders party thereto and the Macquarie Bank Limited, as the issuing bank, as may be amended, supplemented, or otherwise modified from time to time.

38.        “DIP Facility” means that certain debtor-in-possession financing facility provided by the DIP Lenders on the terms of, and subject to the conditions set forth in, the DIP Credit Agreement and the other DIP Loan Documents.

39.        “DIP Lenders” means the banks, financial institutions, or other lenders party to the DIP Credit Agreement from time to time.

40.        “DIP Loan Documents” means the DIP Credit Agreement, together with any other agreement, note, instrument, guaranty, mortgage, fixture filing, deed of trust, security agreement, financing statement, pledge, assignment, amendment, and other document executed at any time in connection therewith, and the DIP Orders, in each case as the same may be amended, modified, restated or supplemented from time to time.

41.        “DIP Make Whole Amount” has the meaning given to the term “Make Whole Amount” in the Final DIP Order.

42.        “DIP Orders” means the Interim DIP Order and the Final DIP Order.

43.        “DIP Secured Parties” means the DIP Agent, the DIP Lenders and all other Secured Parties (as defined in the DIP Credit Agreement).

44.        “Disbursing Agent” means (a) the Plan Administrator and (b) the Debtors solely with respect to distributions that are required to be made on the Effective Date or thereafter by the Debtors as contemplated under this Plan.

45.        “Disclosure Statement” means the Amended Disclosure Statement for the Amended Plan of Liquidation of the Debtors and Debtors in Possession Pursuant to Chapter 11 of the Bankruptcy Code, dated September 14, 2018 (including all exhibits and schedules thereto or referenced therein), that has been prepared and distributed by the Debtors, pursuant to section 1125(b) of the Bankruptcy Code, as the same may be amended, modified or supplemented, in accordance with the Restructuring Support Agreement.

46.        “Disclosure Statement Order” means an order entered by the Bankruptcy Court, approving, among other things, the Disclosure Statement as containing adequate information pursuant to section 1125 of the Bankruptcy Code, authorizing solicitation of the Plan and approving related materials.

47.        “Disputed Claim” means any portion of a Claim: (a) that is neither an Allowed Claim nor a disallowed Claim; (b) that is listed as disputed, contingent or unliquidated on the Schedules or that is otherwise subject to an objection; or (c) for which a Proof of Claim has been timely filed with the Bankruptcy Court or a written request for payment has been made, to the extent the Debtors have, or any party in interest entitled to do so has, interposed a timely objection or request for estimation on or before the Claims Objection Bar Date, which objection or request for estimation has not been withdrawn or determined by a Final Order.

48.        “Distribution Date” means a date or dates, including the Initial Distribution Date, as determined by the Disbursing Agent in accordance with the terms of the Plan, on which the Disbursing Agent makes a distribution to Holders of Allowed Claims.

49.        “Distribution Record Date” means the date for determining which Holders of Allowed Claims are eligible to receive distributions hereunder, which, unless otherwise specified, shall be the Confirmation Date or such other date as designated in a Final Order of the Bankruptcy Court; provided, however, no such record date shall apply to distributions under the Plan to holders of Prepetition Second Lien Claims.

50.        “Document Website” means the internet site at https://cases.primeclerk.com/RexEnergy at which all of the exhibits, schedules and supplement(s) to the Plan and the Disclosure Statement will be available to any party in interest and the public, free of charge.

51.        “Effective Date” means a day, as determined by the Debtors, in consultation with the Required Consenting Noteholders, that is the Business Day as soon as reasonably practicable after all conditions to the Effective Date in Section VII.B have been satisfied or waived in accordance with the Plan.

52.        “Enterprise Agreements” means (i) that certain Transportation Agreement by and between Enterprise Liquids Pipeline, LLC and R.E. Gas dated as of September 27, 2012 and (ii) that certain Confirmation Notice by and between R.E. Gas and Enterprise Products Operating, LLC dated as of February 11, 2013.

53.        “Entity” means an entity as such term is defined in section 101(15) of the Bankruptcy Code.

54.        “Estate” means, as to each Debtor, the estate created for such Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code.

55.        “Exculpated Parties” means, collectively and individually, (a) the Debtors, (b) the Creditors’ Committee, (c) the members of the Creditors’ Committee, (d) the Prepetition First Lien Lenders; (e) the Prepetition First Lien Agent; (f) the DIP Lenders; (g) the DIP Agent; (h) the members of the Ad Hoc Second Lien Group; (i) the Prepetition Second Lien Indenture Trustee; (j) the Unsecured Notes Indenture Trustee; and (k) the Representatives of each of the parties enumerated in the preceding clauses (a) through (j) (solely in their capacities as such).

56.        “Executory Contract” or “Unexpired Lease” means a contract or lease to which a Debtor is a party that is subject to assumption, assumption and assignment or rejection under section 365 of the Bankruptcy Code, including any modifications, amendments, addenda or supplements thereto or restatements thereof.

57.        “Exhibit” means an exhibit attached to this Plan or included in the Plan Supplement.

58.        “Fee Order” means the Order Establishing Procedures for Interim Compensation and Reimbursement of Expenses of Professionals (Docket No. 327), entered by the Bankruptcy Court on June 26, 2018.

59.        “File,” “Filed” or “Filing” means file, filed or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

60.        “Final DIP Order” means the Final Order Pursuant to 11 U.S.C. Sections 105, 361, 362, 363, 364, and 507 and Bankruptcy Rules 2002, 4001 and 9014 (I) Authorizing the Debtors to Obtain Senior Secured, Superpriority, Post-Petition Financing, (II) Authorizing Use of Cash Collateral, (III) Granting Priming Liens,

Priority Liens and Super-Priority Claims and (IV) Granting Adequate Protection to Prepetition Secured Parties (Docket No. 427), entered by the Bankruptcy Court on July 11, 2018.

61.        “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Cases or the docket of any other court of competent jurisdiction, that has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari or move for a new trial, reargument or rehearing has expired, and no appeal or petition for certiorari or other proceedings for a new trial, reargument or rehearing has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been timely filed has been withdrawn or resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought or the new trial, reargument or rehearing shall have been denied or resulted in no modification of such order; provided that the possibility that a motion under rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

62.        “General Unsecured Claim” means any Claim that is not (a) an Administrative Claim, (b) a DIP Claim, (c) a Prepetition First Lien Claim, (d) a Prepetition Second Lien Claim, (e) an Other Secured Claim, (f) a Priority Claim, or (g) an Interest; provided, that any Deficiency Claim shall be a General Unsecured Claim.

63.        “Holder” means an Entity holding a Claim or Interest, as the context requires.

64.        “Holder of Claims or Interests” means the owner of any Claim or Interest, as such ownership is reflected on the Debtors’ books and records, the Schedules, or any Proof of Claim, or as otherwise determined by Final Order of the Bankruptcy Court.

65.        “Impaired” or “Impaired Class” means, when used in reference to a Claim or an Interest, or a Class of Claims or Interests, “impaired” within the meaning of such term in section 1124 of the Bankruptcy Code.

66.        “Initial Distribution Date” means the date on or after the Effective Date determined by the Disbursing Agent, in consultation with the Required Consenting Noteholders, for the commencement of distributions under the Plan.

67.        “Initial Second Lienholders Payment” has the meaning given to such term in the Purchase Agreement.

68.        “Insurance Contract” means all insurance policies that have been issued at any time to provide coverage to any of the Debtors and all agreements, documents or instruments relating thereto, including, without limitation, insurance policies providing directors and officers coverage.

69.        “Insurer” means any company or other entity that issued an Insurance Contract, any third party administrator, and any respective predecessors and/or affiliates thereof.

70.        “Interest” means the rights of the Holders of the common stock, membership interests, partnership interests or other equity interests issued by a Debtor and outstanding immediately prior to the Petition Date, and any options, warrants or other rights with respect thereto, or any other instruments evidencing an ownership interest in a Debtor and the rights of any Entity to purchase or demand the issuance of any of the foregoing, including: (a) redemption, conversion, exchange, voting, participation and dividend rights (including any rights in respect of accrued and unpaid dividends); (b) liquidation preferences; and (c) stock options and warrants.

71.        “Intercompany Claim” means any Claim held by a Debtor or an Affiliate of a Debtor against another Debtor arising before the Petition Date.

72.        “Interim DIP Order” means the Interim Order Pursuant to 11 U.S.C. Sections 105, 361, 362, 363, 364, and 507 and Bankruptcy Rules 2002, 4001 and 9014 (I) Authorizing the Debtors to Obtain Senior Secured, Superpriority, Post-Petition Financing, (II) Authorizing Use of Cash Collateral, (III) Granting Priming Liens, Priority Liens and Super-Priority Claims, (IV) Granting Adequate Protection to Prepetition Secured Parties

and (V) Scheduling a Final Hearing Pursuant to Bankruptcy Rules 4001(B) and (C) (Docket No. 137), entered by the Bankruptcy Court on May 22, 2018.

73.        “Key Employee Incentive Plan” means that certain Key Employee Incentive Plan approved by the Bankruptcy Court on June 28, 2018 (Docket No. 362).

74.        “Liabilities” means any and all Claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, arising in law, equity or otherwise, that are based in whole or in part on any act, event, injury, omission, transaction or agreement.

75.        “Make Whole Amount” means, collectively, those certain yield maintenance and call protection amounts that may accrue pursuant to Section 10.02 of the Prepetition First Lien Credit Agreement.

76.        “Non-Debtor Affiliate” means any direct or indirect subsidiary of any Debtor that is not a Debtor.

77.        “Notice and Claims Agent” means Prime Clerk LLC, in its capacity as noticing and claims agent appointed in the Chapter 11 Cases.

78.        “Notice Parties” means the parties set forth in Section XI.K.

79.        “Objection Deadline” means the deadline to file objections to Confirmation of the Plan, on October 10, 2018 at 5:00 p.m. (prevailing Eastern time) (or any other deadline to file objections established by the Disclosure Statement Order).

80.        “Opt Out Election Form” has the meaning given to such term in Exhibit 3 to the Disclosure Statement Order.

81.        “Ordinary Course Professionals Order” means the Order (I) Authorizing the Retention and Payment, Nunc Pro Tunc as of the Petition Date, of Professionals Utilized by the Debtors in the Ordinary Course of Business and (II) Granting Related Relief (Docket No. 326), entered by the Bankruptcy Court on June 26, 2018.

82.        “Other Secured Claim” means any Secured Claim that is not a DIP Claim, a Prepetition First Lien Claim or Prepetition Second Lien Claim, or a Secured Tax Claim.

83.        “Penn Energy” means PennEnergy Resources, LLC.

84.        “Petition Date” means May 18, 2018.

85.        “Plan” means this amended plan of liquidation of the Debtors, and all Exhibits attached hereto or referenced herein, supplements, appendices, schedules, and the Plan Supplement, as the same may be amended, modified or supplemented, in accordance with the Restructuring Support Agreement.

86.        “Plan Administrator” means that person selected by the Debtors with the consent of the Required Consenting Noteholders to act as the administrator of the Plan.

87.        “Plan Supplement” means the compilation of documents and forms of documents as amended from time to time that constitute Exhibits to the Plan Filed with the Bankruptcy Court no later than seven days before the earlier of the (a) Voting Deadline and (b) Objection Deadline (or such later date as may be approved by the Bankruptcy Court).

88.        “Prepetition First Lien Agent” means Angelo, Gordon Energy Servicer, LLC, in its capacities as the administrative agent and collateral agent under the Prepetition First Lien Credit Agreement, together with its successors and assigns in such capacities.

89.        “Prepetition First Lien Claim” means any Claim of a Prepetition First Lien Lender or its successors or assigns against any of the Debtors under or evidenced by the Prepetition First Lien Loan Documents.

90.        “Prepetition First Lien Lender” means any banks, financial institution, or other lender, together with its respective successors and assigns, party to the Prepetition First Lien Credit Agreement.

91.        “Prepetition First Lien Credit Agreement” means that certain Term Loan Credit Agreement dated as of April 28, 2017, as at any time amended, restated, amended and restated, supplemented or otherwise modified, among the Prepetition First Lien Loan Obligors, the Prepetition First Lien Lenders, Angelo, Gordon as administrative agent and collateral agent for the Prepetition First Lien Lenders, and Macquarie Bank Limited, as issuing bank.

92.        “Prepetition First Lien Documents” means the Prepetition First Lien Credit Agreement, together with any other agreement, note, instrument, guaranty, mortgage, fixture filing, deed of trust, security agreement, financing statement, pledge, assignment, forbearance agreement, and other document executed at any time in connection therewith, in each case as the same may be amended, modified, restated or supplemented from time to time.

93.        “Prepetition First Lien Loan Obligors” means Rex Energy, as borrower under the Prepetition First Lien Credit Agreement, and all other Debtors, as guarantors, pursuant to the Prepetition First Lien Credit Agreement.

94.        “Prepetition First Lien Secured Parties” means the Prepetition First Lien Agent, the Prepetition First Lien Lenders and the other Prepetition First Lien Secured Parties (as defined in the Prepetition First Lien Credit Agreement).

95.        “Prepetition Second Lien Claim” means any Claim of a Prepetition Second Lien Secured Party or its successors or assigns against any of the Debtors under or evidenced by the Prepetition Second Lien Documents.

96.        “Prepetition Second Lien Documents” means the Prepetition Second Lien Indenture, together with any other agreement, note, instrument, guaranty, mortgage, fixture filing, deed of trust, security agreement, financing statement, pledge, assignment, forbearance agreement, and other document executed at any time in connection therewith, in each case as the same may be amended, modified, restated or supplemented from time to time.

97.        “Prepetition Second Lien Indenture” means the Indenture dated March 31, 2016 among Rex Energy, as issuer, the subsidiary guarantors named therein, and Wilmington Savings, as Prepetition Second Lien Indenture Trustee, governing the Prepetition Second Lien Notes.

98.        “Prepetition Second Lien Indenture Trustee” means Wilmington Savings, in its capacity as the Indenture Trustee under the Prepetition Second Lien Indenture.

99.        “Prepetition Second Lien Noteholders” means holders of notes issued under the Prepetition Second Lien Indenture.

100.        “Prepetition Second Lien Notes” means the 1.0%/8.0% senior secured notes due 2020 issued pursuant to the Prepetition Second Lien Indenture.

101.        “Prepetition Second Lien Secured Party” means any Prepetition Second Lien Noteholder or the Prepetition Second Lien Indenture Trustee.

102.        “Prepetition Secured Swap Agreement” has the meaning given to such term in the Final DIP Order.

103.        “Priority Claim” means a Claim that is entitled to priority in payment pursuant to sections 507(a)(1), (3), (4), (5), (6), (7), (9) or (10) of the Bankruptcy Code.

104.        “Priority Tax Claim” means a Claim that is entitled to priority in payment pursuant to section 507(a)(8) of the Bankruptcy Code.

105.        “Pro Rata” means, when used with reference to a distribution of property to Holders of Allowed Claims in a particular Class or other specified group of Claims pursuant to Section II, proportionately so that with respect to a particular Allowed Claim in such Class or in such group, the ratio of the amount of property to be distributed on account of such Claim to the amount of such Claim is the same as the ratio of the amount of property to be distributed on account of all Allowed Claims in such Class or group of Claims to the amount of all Allowed Claims, as the case may be, in such Class or group of Claims. Until all Disputed Claims in a Class are resolved, Disputed Claims shall be treated as Allowed Claims in their face amount for purposes of calculating Pro Rata distributions of property to Holders of Allowed Claims in such Class.

106.        “Professional” means any professional employed in the Chapter 11 Cases pursuant to sections 327, 328, 363 or 1103 of the Bankruptcy Code or any professional or other Entity seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

107.        “Professional Claim” means a Claim under sections 328, 330(a), 331, 503 or 1103 of the Bankruptcy Code for compensation of a Professional or other Entity for services rendered or expenses incurred in the Chapter 11 Cases.

108.        “Professional Fee Amount” means the aggregate amount of Professional Claims and other unpaid fees and expenses that the Professionals estimate they have incurred or will incur in rendering services to the Debtors or the Creditors’ Committee prior to and as of the Effective Date, which estimates Professionals shall deliver to the Debtors as set forth in Section II.A.1.c of the Plan.

109.        “Professional Fee Escrow Account” means an interest-bearing account funded by the Debtors with Cash on the Effective Date in an amount equal to the Professional Fee Amount as set forth in Section II.A.1.c of the Plan.

110.        “Proof of Claim” means a proof of claim filed with the Bankruptcy Court and/or the Notice and Claims Agent in connection with the Chapter 11 Cases.

111.        “Purchase Agreement” means that certain Asset Purchase Agreement dated August 24, 2018 between the Debtors and Penn Energy.

112.        “R.E. Gas” means debtor R.E. Gas Development, LLC.

113.        “Reinstated” means with respect to Claims or Interests, that the Claim or Interest shall be rendered unimpaired in accordance with section 1124 of the Bankruptcy Code.

114.        “Released Parties” means, collectively and individually, and, in each case, solely in their capacity as such: (a) the Debtors; (b) the Estates; (c) the Creditors’ Committee and its members; (d) the Prepetition First Lien Secured Parties; (e) the Prepetition First Lien Agent; (f) the DIP Lenders; (g) the DIP Agent; (h) the members of the Ad Hoc Second Lien Group; (i) the Prepetition Second Lien Indenture Trustee; (j) the Unsecured Notes Indenture Trustee; (k) Penn Energy and (l) with respect to (a) through (k), each such Entity’s respective current and former Representatives and Affiliates and (l) any other Releasing Party under the Plan; provided that any of the foregoing Entity that objects to Confirmation of, or votes to reject, the Plan and any of their respective Representatives and Affiliates, in each case, shall not be a Released Party.

115.        “Releasing Parties” means, collectively and individually, and, in each case, solely in their capacity as such: (a) the Debtors; (b) the Estates; (c) the Prepetition First Lien Secured Parties; (d) the Prepetition

First Lien Agent; (e) the DIP Secured Parties; (f) the DIP Agent; (g) the members of the Ad Hoc Second Lien Group; (h) the Prepetition Second Lien Indenture Trustee; (i) Penn Energy; (j) all holders of Claims and Interests that vote to accept or are deemed to accept the Plan; (k) all holders of Claims or Interests that abstain from voting on the Plan and who do not affirmatively opt out of the releases provided by the Plan by checking the box on the applicable ballot indicating that they opt not to grant the releases provided in the Plan; (l) all holders of Claims or Interests that vote to reject the Plan or are deemed to reject the Plan and who do not affirmatively opt out of the releases provided by the Plan by checking the box on the applicable ballot or the Opt Out Election Form indicating that they opt not to grant the releases provided in the Plan; (m) the Creditors’ Committee and its members; and (n) with respect to each of the foregoing entities in clauses (a) through (m), such Entity’s respective current and former Representatives and Affiliates.

116.        “Remaining Funds” means excess funds, if any, remaining from the Wind Down Amount, including the Professional Fee Escrow Account, and any additional Cash remaining in the Debtors’ Estates after all applicable payments are made by the Plan Administrator in accordance with the Plan (including, without limitation, payments required to be made in respect of Allowed Priority Claims, Allowed Administrative Claims, and Allowed Professional Claims).

117.        “Representatives” means, with respect to any Entity, any successor, predecessor, officer, director, partner, limited partner, general partner, shareholder, manager, management company, investment manager, affiliate, employee, agent, attorney, advisor, investment banker, financial advisor, accountant or other professional of such Entity or any of the foregoing, in each case, in such capacity.

118.        “Required Consenting Lenders” has the meaning given to such term in the Restructuring Support Agreement.

119.        “Required Consenting Noteholders” has the meaning given to such term in the Restructuring Support Agreement.

120.        “Restructuring Support Agreement” means the Restructuring Support Agreement dated as of May 18, 2018, among the Debtors, the Prepetition First Lien Lenders, the Prepetition First Lien Agent and the Consenting Noteholders (as defined therein), as may be amended, supplemented or otherwise modified from time to time.

121.        “Rex Energy” means the debtor Rex Energy Corporation.

122.        “Rex I” means the debtor Rex Energy I, LLC.

123.        “Rex Operating” means the debtor Rex Energy Operating Corp.

124.        “RSA Settlement” means the settlement of the Make Whole Amount and other matters as described in the Restructuring Support Agreement and approved pursuant to the Settlement Approval Order.

125.        “Sale” means a sale of all or substantially all of the Debtors’ assets to Penn Energy pursuant to section 363 of the Bankruptcy Code in accordance with the terms set forth in the Purchase Agreement and the Sale Order.

126.        “Sale Order” means the Order (I) Approving Sale of Debtors’ Assets Free and Clear of Liens, Claims, Interests and Encumbrances, (II) Approving the Assumption and Assignment of Executory Contracts and Unexpired Leases in Connection Therewith; and (III) Granting Related Relief (Docket No. 841), entered by the Bankruptcy Court on August 31, 2018.

127.        “Sale Proceeds” means Cash proceeds generated pursuant to the Sale.

128.        “Schedules” means, collectively, the (a) schedules of assets and liabilities and (b) statements of financial affairs, as each may be amended and supplemented from time to time, Filed by the Debtors pursuant to section 521 of the Bankruptcy Code.

129.        “SEC” means the United States Securities and Exchange Commission.

130.        “Second Lienholders Payoff Amount” has the meaning given to such term in the Purchase Agreement.

131.        “Section 510(b) Claim” means any Claim subject to subordination under section 510(b) of the Bankruptcy Code; provided that a Section 510(b) Claim shall not include any Claim subject to subordination under section 510(b) of the Bankruptcy Code arising from or related to an Interest.

132.        “Secured” means, with respect to any Claim, a Claim that is secured by a lien on property in which an Estate has an interest or that is subject to a valid right of setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder’s interest in such Estate’s interest in such property or to the extent of the amount subject to such valid right of setoff, as applicable, as determined pursuant to section 506 of the Bankruptcy Code.

133.        “Secured Tax Claim” means any Secured Claim against any Debtor that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

134.        “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

135.        “Settlement Approval Order” means the Order (I) Approving the Settlement Pursuant to Federal Rule of Bankruptcy Procedure 9019(a) and (II) Authorizing the Debtors to Assume the Restructuring Support Agreement Pursuant to Section 365(a) of the Bankruptcy Code (Docket No. 842), entered by the Bankruptcy Court on August 31, 2018.

136.        “Subsequent Second Lienholders Payment” has the meaning given to such term in the Purchase Agreement.

137.        “Successful Bidder” has the meaning given to such term in the Bidding Procedures.

138.        “Tax” means: (a) any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, property, environmental or other tax, assessment or charge of any kind whatsoever (together in each instance with any interest, penalty, addition to tax or additional amount) imposed by any federal, state, local or foreign taxing authority; or (b) any liability for payment of any amounts of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of any such amounts is determined by reference to the liability of any other Entity.

139.        “U.S. Trustee” means the United States Trustee for the Western District of Pennsylvania.

140.        “Unimpaired” means, when used in reference to a Claim or an Interest, a Claim or an Interest that is not Impaired within the meaning of section 1124 of the Bankruptcy Code.

141.        “Unsecured Noteholders” means holders of notes issued under the Unsecured Notes Indentures.

142.        “Unsecured Notes Indentures” means the indentures governing the Debtors’ unsecured 8.875% Senior Notes due 2020 and 6.250% Senior Notes due 2022.

143.        “Unsecured Notes Indenture Trustee” means BOKF, N.A., in its capacity as the Indenture Trustee under the Unsecured Notes Indentures.

144.        “Unsecured Notes Indenture Trustee Charging Lien” means any Lien or other priority in payment to which the Unsecured Notes Indenture Trustee is entitled, pursuant to the Unsecured Notes Indentures, against distributions to be made to the Unsecured Noteholders under this plan or otherwise, for payment of any Unsecured Notes Indenture Trustee Fees.

145.        “Unsecured Notes Indenture Trustee Fees” means the reasonable compensation, fees, expenses, disbursements and claims for indemnity, subrogation, and contribution including, without limitation, attorneys’ fees, financial advisors’ fees, and agents’ fees, expenses and disbursements, incurred by or owed to the Unsecured Notes Indenture Trustee, whether prior to or after the Petition Date, and whether prior to or after the consummation of the Plan, under the Unsecured Notes Indenture.

146.        “Voting Deadline” means 5:00 p.m. (prevailing Eastern time) on October 10, 2018, which is the deadline for submitting Ballots to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code.

147.        “Wilmington Savings” means Wilmington Savings Fund Society, FSB.

148.        “Wind Down Amount” means the amount of Cash which shall be used (i) to fund the Professional Fee Escrow Account for payment in full of all Professional Claims and (ii) for payment of (a) administrative expenses of the Plan Administrator; (b) all Allowed Priority Claims and Allowed Priority Tax Claims; (c) all Allowed Administrative Claims and (d) expenses associated with the wind down activities conducted under the oversight of the Plan Administrator and subject to the terms of the Cash Collateral Order and the budget provided for therein. Any excess Cash from the Wind Down Amount after satisfaction of the foregoing obligations shall be distributed to Holders of Prepetition Second Lien Claims in accordance with this Plan.

B.	Rules of Interpretation and Computation of Time

1.        Rules of Interpretation

For purposes of this Plan, unless otherwise provided herein: (a) whenever it is appropriate from the context, each term, whether stated in the singular or the plural, includes both the singular and the plural; (b) unless otherwise provided in the Plan, any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or Exhibit Filed or to be Filed means such document or Exhibit, as it may have been or may be amended, modified or supplemented pursuant to the Plan, Confirmation Order or otherwise; (d) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors, assigns and affiliates; (e) all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to this Plan; (f) the words “herein,” “hereunder” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (h) subject to the provisions of any contract, articles or certificates of incorporation, bylaws, codes of regulation, similar constituent documents, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and the Bankruptcy Rules; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code (other than subsection (5) thereof) shall apply to the extent not inconsistent with any other provision of this Section I.B.1.

2.        Computation of Time

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

3.        Reference to Monetary Figures

All references in the Plan to monetary figures refer to the lawful currency of the United States of America, unless otherwise expressly provided.

II.	CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

All Claims and Interests, except for those Claims set forth in sub-section A below, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, as described in sub-section A below, are not classified herein. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any remainder of the Claim or Interest qualifies within the description of such other Classes.

A.	Unclassified Claims

1.        Administrative Claims

a.        Administrative Claims in General

Except as specified in this Section II.A.1.a, and subject to the bar date provisions herein and set forth in any applicable Bar Date Order, unless otherwise agreed by the Holder of an Administrative Claim and the applicable Debtor or the Plan Administrator, in consultation with the Required Consenting Noteholders or unless a Final Order provides otherwise, each Holder of an Allowed Administrative Claim shall receive, in full satisfaction of its Administrative Claim, Cash equal to the Allowed amount of such Administrative Claim from the Wind Down Amount (1) if such Administrative Claim is Allowed on or prior to the Effective Date, no later than 30 days after the Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Effective Date, no later than 30 days after the date on which an order Allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; or (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date, in accordance with the terms and conditions of the particular transaction or course of business giving rise to such Allowed Administrative Claim, without any further action by the holder of such Allowed Administrative Claim. Holders of Administrative Claims against more than one of the Debtors for the same Liability shall be entitled to distributions as if such Holder had a single Administrative Claim against the Debtors.

Except for Professional Claims, and unless previously Filed, requests for payment of Administrative Claims must be Filed and served on the Plan Administrator no later than the Administrative Claim Bar Date pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order.

b.        Statutory Fees

On or before the Effective Date, Administrative Claims for fees payable pursuant to 28 U.S.C. § 1930 will be paid by the applicable Debtors in Cash equal to the amount of such Administrative Claims. Fees payable pursuant to 28 U.S.C. § 1930 for each Debtor’s Estate after the Effective Date will be paid from the Wind Down Amount by the Plan Administrator until the closing of the applicable Chapter 11 Case pursuant to section 350(a) of the Bankruptcy Code.

c.        Professional Compensation

Professionals or other entities asserting a Professional Claim for services rendered before the Effective Date must File and serve on the Notice Parties and such other entities who are designated by the Bankruptcy Rules, the Fee Order, the Confirmation Order or other order of the Bankruptcy Court an application for final allowance of such Professional Claim no later than 30 days after the Effective Date; provided, however, that any professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order may continue to receive such compensation and reimbursement of expenses for services rendered before the Effective Date pursuant to the Ordinary Course Professionals Order without further Bankruptcy Court review or approval (except as otherwise provided in the Ordinary Course Professionals Order). Objections to any Professional Claim must be Filed and served on the Notice Parties and the requesting party by the objection deadline set forth in the applicable application or such other period of limitation as may be specifically fixed by a Final Order for objecting to such Professional Claims. To the extent necessary, the Confirmation Order will supersede any previously entered order of the Bankruptcy Court regarding the payment of Professional Claims, except for the DIP Orders, the Settlement Approval Order or Cash Collateral Order and the budgets provided for therein.

The Professional Claims shall be paid in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Debtors will establish in trust for the Professionals and fund with Cash from the Wind Down Amount equal to the Professional Fee Amount on the Effective Date. Professionals shall deliver to the Debtors their estimates for purposes of computing the Professional Fee Amount no later than three (3) Business Days prior to the anticipated Effective Date. For the avoidance of doubt, no such estimate shall be deemed to limit the amount of the fees and expenses that are the subject of a Professional’s final request for payment of Professional Claims filed with the Bankruptcy Court. If a Professional does not provide an estimate, the Debtors may estimate the unpaid and unbilled fees and expenses of such Professional. No funds in the Professional Fee Escrow Account shall be property of the Estates, and the Professional Fee Escrow Account shall be maintained in trust solely for the benefit of holders of Professional Claims. Any funds remaining in the Professional Fee Escrow Account after all Allowed Professional Claims have been paid in full shall be paid Pro Rata to the holders of the Prepetition Second Lien Notes in accordance with the terms of the Plan.

d.        Post-Effective Date Professional Fees and Expenses

Except as otherwise specifically provided in this Plan, from and after the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and, the Plan Administrator may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order or approval of the Bankruptcy Court; provided, however, payments by the Plan Administrator shall be subject to the terms of the Cash Collateral Order.

e.        Bar Date for Administrative Claims

Unless previously Filed or as otherwise governed by the Bar Date Order or in another order of the Bankruptcy Court, requests for payment of Administrative Claims (other than Professional Claims) arising after the Petition Date must be Filed and served on the Notice Parties pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order no later than the Administrative Claim Bar Date. Holders of Administrative Claims entitled to priority under section 503(b)(9) of the Bankruptcy Code that have asserted such claims as part of a proof of claim filed in accordance with the Bar Date Order shall not be required to File additional requests for payment of Administrative Claims with the Bankruptcy Court to maintain their assertion of such administrative priority claims, and the Bar Date shall continue to apply to such claims. Holders of Administrative Claims that are required to File and serve a request for payment of such Administrative Claims and that do not File and serve such a request by the applicable bar date will be forever barred from asserting such Administrative Claims against the Debtors, the Plan Administrator or their respective property, and such Administrative Claims will be deemed discharged as of the Effective Date. Objections to the requests for payment of postpetition Administrative Claims must be Filed and served on the Notice Parties and the requesting party on or before the Administrative Claims Objection Deadline. Nothing in this Section II.A.1.e shall waive, extend or lengthen any applicable Bar Date for the Holder of any such Claim, even if such Claim is an Administrative Claim.

2.	Payment of Priority Tax Claims

a.	Priority Tax Claims

Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the Holder of a Priority Tax Claim and the Debtors, each Holder of an Allowed Priority Tax Claim shall receive from the Wind Down Amount, at the option of the Debtors, in full satisfaction of its Allowed Priority Tax Claim that is due and payable on or before the Effective Date, on account of and in full and complete settlement, satisfaction and release of such Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) Cash in an aggregate amount of such Allowed Priority Tax Claim payable in installment payments over a period of time not to exceed five years after the Petition Date, pursuant to section 1129(a)(9)(C) of the Bankruptcy Code; provided, however, that all Allowed Priority Tax Claims that are not due and payable on or before the Effective Date shall be paid in the ordinary course of business by the Plan Administrator, as they become due; provided, further, that, in the event an Allowed Priority Tax Claim that is also a Secured Tax Claim, such Claim shall, to the extent it is Allowed, be treated as an Other Secured Claim if such Claim is not otherwise paid in full.

b.	Other Provisions Concerning Treatment of Priority Tax Claims

Notwithstanding anything to the contrary in Section II.A.2.a hereof, any Claim on account of any penalty arising with respect to or in connection with an Allowed Priority Tax Claim that does not compensate the Holder for actual pecuniary loss shall be treated as a General Unsecured Claim, and the Holder (other than as the Holder of a General Unsecured Claim) may not assess or attempt to collect such penalty from the Debtors or their respective property.

3.	DIP Claims

The DIP Claims shall be Allowed Claims in the full amount outstanding under the DIP Credit Agreement and the other DIP Loan Documents, including principal, interest, fees, expenses and the DIP Make Whole Amount and all other amounts under the Prepetition First Lien Documents that were “rolled up” and converted under the DIP Credit Agreement pursuant to the Final DIP Order, which Allowed amount shall not be subject to set off, defense or counterclaim. In full and final satisfaction, compromise, settlement, release, and discharge of, and in exchange for, each Allowed DIP Claim, each holder of an Allowed DIP Claim shall have been irrevocably and indefeasibly paid on the Closing Date such Holder’s Pro Rata share of the DIP/First Lien Payoff Amount in cash, in accordance with the terms of this Plan, the Sale Order and the Purchase Agreement.

Upon satisfaction of the Allowed DIP Claims in accordance with the terms of this Plan, the Sale Order and the Purchase Agreement, on the Closing Date all Liens and security interests granted to secure the Allowed DIP Claims shall have been automatically terminated and of no further force and effect without any further notice to or action, order, or approval of the Bankruptcy Court or any other Entity.

B.	Classification of Claims and Interests

1.	General

Pursuant to sections 1122 and 1123 of the Bankruptcy Code, Claims and Interests are classified for voting and distribution pursuant to this Plan, as set forth herein. A Claim or Interest shall be deemed classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Interest qualifies within the description of such other Class. Holders of Allowed Claims may assert such Claims against each Debtor obligated with respect to such Claim, and such Claims shall be entitled to share in the recovery provided for the applicable Class of Claims against each obligated Debtor based upon the full Allowed amount of the Claim. Notwithstanding the foregoing, and except as otherwise specifically provided for herein, the Confirmation Order or any other order of the Bankruptcy Court, or required by applicable bankruptcy law, in no event shall the aggregate value of all property received or retained under the Plan on account of an Allowed Claim exceed 100% of the underlying Allowed Claim.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for the purposes of Confirmation by acceptance of the Plan by an Impaired Class of Claims; provided, however, that in the event no Holder of a Claim with respect to a specific Class that is entitled to vote on the Plan timely submits a Ballot in compliance with the Disclosure Statement Order indicating acceptance or rejection of this Plan, such Class will be deemed to have accepted this Plan. The Debtors may seek Confirmation of this Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests.

Claims against and Interests in each of the Debtors are classified in up to 7 separate Classes as follows:

Letter	Debtor	Class	Designation
A	Rex Energy	1	Priority Claims
B	R.E. Gas	2	Prepetition Second Lien Claims
C	Rex Operating	3	Other Secured Claims
D	Rex I	4	General Unsecured Claims
		5	Intercompany Claims
		6	Section 510(b) Claims
		7	Interests

2.	Identification of Classes of Claims Against and Interests in the Debtors

The following table designates the Classes of Claims against and Interests in the Debtors and specifies which Classes are (a) Impaired or Unimpaired by this Plan, (b) entitled to vote to accept or reject this Plan in accordance with section 1126 of the Bankruptcy Code or (c) deemed to accept or reject this Plan.

Class	Designation	Treatment	Voting Status
1	Priority Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
2	Prepetition Second Lien Claims	Impaired	Entitled to Vote
3	Other Secured Claims	Unimpaired	Deemed to Accept/ Not Entitled to Vote
4	General Unsecured Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
5	Intercompany Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
6	Section 510(b) Claims	Impaired	Deemed to Reject/ Not Entitled to Vote
7	Interests	Impaired	Deemed to Reject/ Not Entitled to Vote

C.	Treatment of Claims

1.	Priority Claims (Class 1)

a.	Classification. Class 1 consists of all Priority Claims.

b.       Treatment. On the later of (i) the Effective Date, or as soon as practical thereafter, and (ii) the date on which such Priority Claim becomes an Allowed Priority Claim, unless otherwise agreed to by the Plan Administrator, in consultation with the Required Consenting Noteholders, the Holder of an Allowed Priority Claim (in which event such other agreement will govern), each Holder of an Allowed Priority Claim against a Debtor shall receive from the Wind Down Amount on account of and in full and complete settlement and release of such Claim, Cash in the amount of such Allowed Priority Claim in accordance with section 1129(a)(9) of the Bankruptcy Code. All Allowed Priority Claims against the Debtors that are not due and payable on or before the Effective Date shall be paid by the Plan Administrator when such Claims become due and payable in the ordinary course of business.

c.      Voting. Claims in Class 1 are Unimpaired. Each Holder of an Allowed Claim in Class 1 is conclusively presumed to have accepted the Plan and is, therefore, not entitled to vote on the Plan.

2.	Prepetition Second Lien Claims (Class 2)

a.      Classification. Class 2 consists of all Prepetition Second Lien Claims.

b.      Treatment. On the Closing Date, the Prepetition Second Lien Indenture Trustee shall receive the Initial Second Lienholders Payment for the benefit of holders of Allowed Prepetition Second Lien Claims in accordance with the terms of the Sale Order and the Purchase Agreement. Each holder of an Allowed Prepetition Second Lien Claim, in full and final satisfaction, settlement and release of, and in exchange for, such Claim, shall also receive as soon as reasonably practicable after the Effective Date such Holder’s Pro Rata share of the Remaining Funds after payment of any Other Secured Claims determined to be senior in priority to the Prepetition Second Lien Claims; provided, however, that incremental distributions from the Remaining Funds shall only be allowed to the extent there is sufficient Cash remaining to make required payments in respect of Allowed Priority Claims, Allowed Administrative Claims, and Allowed Professional Claims and the expenses associated with the wind down activities conducted under the oversight of the Plan Administrator, as determined by the Plan Administrator in its reasonable discretion.

c.      Voting. Claims in Class 2 are Impaired. Each Holder of an Allowed Claim in Class 2 is thus entitled to vote on the Plan.

3.	Other Secured Claims (Class 3)

a.      Classification. Class 3 consists of all Other Secured Claims.

b.      Treatment. On the later of (i) the Effective Date, or as soon as practical thereafter, and (ii) the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, unless otherwise agreed to by the Plan Administrator and the Holder of an Allowed Priority Claim (in which event such other agreement will govern), each holder of an Allowed Other Secured Claim, subject to the terms of this Plan, in full and final satisfaction, settlement and release of, and in exchange for, such Claim, shall receive the following treatment at the option of the Plan Administrator: (i) payment in full (in Cash) of any such Allowed Other Secured Claim; (ii) satisfaction of any such Allowed Other Secured Claim by delivering the collateral securing any such Allowed Other Secured Claim and paying any interest required to be paid under section 506(b) of the Bankruptcy Code; or (iii) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

c.      Voting. Claims in Class 3 are Unimpaired. Each Holder of an Allowed Claim in Class 3 is conclusively presumed to have accepted the Plan and is, therefore, not entitled to vote on the Plan.

4.	General Unsecured Claims (Class 4)

a.      Classification. Class 4 consists of all General Unsecured Claims.

b.      Treatment. In light of the fact that the Prepetition Second Lien Claims are not anticipated to be satisfied in full, Holders of General Unsecured Claims shall not receive any distribution or retain any property on account of such General Unsecured Claims as part of the Plan.

c.      Voting. Claims in Class 4 are Impaired. Each Holder of an Allowed Claim in Class 4 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

5.	Intercompany Claims (Class 5)

a.      Classification. Class 5 consists of all Intercompany Claims.

a.      Treatment. Holders of Intercompany Claims shall not receive any distribution on account of such Intercompany Claims. Intercompany Claims shall be released and of no further force or effect and holders of Intercompany Claims will not receive any distribution on account of such Allowed Intercompany Claims.

b.      Voting. Class 5 is Impaired. Each Holder of an Allowed Claim in Class 5 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

6.	Section 510(b) Claims (Class 6)

a.      Classification. Class 6 consists of all Section 510(b) Claims.

b.      Allowance. Notwithstanding anything to the contrary herein, a Section 510(b) Claim, if any such Claim exists, may only become Allowed by Final Order of the Bankruptcy Court. The Debtors are not aware of any valid Section 510(b) Claim and believe that no such Section 510(b) Claim exists.

c.      Treatment. On the Effective Date, Allowed Section 510(b) Claims, if any, shall be released and of no further force or effect, and holders of Allowed Section 510(b) Claims will not receive any distribution on account of such Allowed Section 510(b) Claims.

d.      Voting. Class 6 is Impaired. Each Holder of an Allowed Claim in Class 6 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan

7.	Interests (Class 7)

a.      Classification. Class 7 consists of all Interests.

b.      Treatment. On the Effective Date, all Interests (including any and all options or rights to exercise warrants or options or to otherwise acquire any Interests) shall be cancelled, deemed terminated, and of no further force and effect, and the Holders of Interests shall not receive or retain any distribution or property on account of such Interests.

c.      Voting. Class 7 is Impaired. Each Holder of an Interest in Class 7 is conclusively presumed to have rejected the Plan and is, therefore, not entitled to vote on the Plan.

D.	Reservation of Rights Regarding Claims

Except as otherwise provided in the Plan, nothing shall affect the Debtors’ or the Plan Administrator’s or any other parties’ rights and defenses, whether legal or equitable, with respect to any Claims, including, without limitation, all rights with respect to legal and equitable defenses to alleged rights of setoffs or recoupment.

E.	Elimination of Vacant Classes

Any Class of Claims or Interests that does not have a holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court in an amount greater than zero as of the date of the Confirmation Hearing shall be considered vacant and deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

III.	MEANS OF IMPLEMENTATION

A.	Transactions Effective as of the Effective Date

The transactions contemplated by the Plan shall be approved and effective as of the Effective Date, without the need for any further state or local regulatory approvals or approvals by any non-Debtor parties, and without any requirement for further action by the Debtors, their board of directors, their stockholders, or any other person or entity.

On or before the Effective Date, the Debtors will have consummated the Sale pursuant to the terms and conditions of the Purchase Agreement and the Sale Order, including, without limitation, selling the Assets free and clear of certain liens and encumbrances other than Permitted Liens and Assumed Liabilities (each as defined in the Purchase Agreement) to the extent set forth in the Purchase Agreement, and assuming and assigning to Penn Energy certain contracts and unexpired leases as also provided in the Purchase Agreement.

B.	Sale Transaction

Following the Petition Date, the Debtors conducted a marketing process for all or substantially all of the Debtors’ assets in accordance with the Bidding Procedures. Penn Energy was selected as the Successful Bidder. On or before the Effective Date, the Debtors and Penn Energy will have consummated the Sale, with the Debtors receiving certain Sale Proceeds and certain Sale Proceeds being distributed in accordance with the Sale Order and the Purchase Agreement.

On or before the Effective Date, the Debtors shall fund the Wind Down Amount, including the Professional Fee Escrow Account, in full with Sale Proceeds (pursuant to and in accordance with the Sale Order and Purchase Agreement) and any Cash remaining in the Debtors’ Estates after consummation of the Sale.

The Debtors shall use the Professional Fee Escrow Account to promptly pay all unpaid Allowed Professional Claims in full. To the extent that there are any funds remaining in the Professional Fee Escrow Account after the payment in full of all Allowed Professional Claims, such remaining funds shall be distributed to the Holders of the Prepetition Second Lien Claims as provided in this Plan, the Purchase Agreement, and the Sale Order for payment of the Subsequent Second Lienholders Payment.

The Debtors shall use the Wind Down Amount (other than the Professional Fee Escrow Account) to pay (a) administrative expenses of the Plan Administrator; (b) all Priority Claims and Priority Tax Claims; (c) all Administrative Claims and (d) expenses associated with the wind down activities conducted under the oversight of the Plan Administrator.

C.	Plan Administrator

On the Effective Date, the Plan Administrator for each of the Debtors shall be appointed. The Plan Administrator shall have the authority and right on behalf of each of the Debtors, without the need for Bankruptcy Court approval (except as otherwise provided in this Plan), to carry out and implement all provisions of the Plan, including, without limitation, to:

i.        except to the extent Claims have been previously Allowed, control and effectuate the Claims reconciliation process, including to object to, seek to subordinate, compromise or settle any and all Claims against the Debtors;

ii.       make distributions to holders of Allowed Claims in accordance with the Plan;

iii.      exercise its reasonable business judgment to direct and control the wind down of the Debtors’ Estates under the Plan and in accordance with applicable law by the earliest date practicable as necessary to maximize distributions to holders of Allowed Claims, including Prepetition Second Lien Claims in regard to the Subsequent Second Lien Payment;

iv.      make payments to existing professionals who will continue to perform in their current capacities;

v.       retain professionals to assist in performing its duties under the Plan;

vi.        maintain the books and records and accounts of the Debtors;

vii.       invest Cash of the Debtors and any income earned thereon;

viii.      incur and pay reasonable and necessary expenses in connection with the performance of duties under the Plan, including the reasonable fees and expenses of professionals retained by the Plan Administrator;

ix.        administer each Debtor’s tax obligations, including (i) filing tax returns and paying tax obligations, (ii) requesting, if necessary, an expedited determination of any unpaid tax liability of each Debtor or its estate under Bankruptcy Code section 505(b) for all taxable periods of such Debtor ending after the Commencement Date through the liquidation of such Debtor as determined under applicable tax laws and (iii) representing the interest and account of each Debtor or its estate before any taxing authority in all matters including, without limitation, any action, suit, proceeding or audit; (xi) prepare and file any and all informational returns, reports, statements, returns or disclosures relating to the Debtors that are required hereunder, by any governmental unit (as defined in the Bankruptcy Code) or applicable law;

x.        pay statutory fees in accordance with section II.A.1.b of the Plan; and

xi.       perform other duties and functions that are consistent with the implementation of the Plan.

The performance of duties by the Plan Administrator and any payments made by the Plan Administrator shall be subject to the terms of the Cash Collateral Order.

D.	Corporate Governance, Directors and Officers

On the Effective Date, (i) the corporate existence of some or all Debtors will be terminated by merger, consolidation or dissolution or as otherwise permitted by applicable law, all on such terms as the Plan Administrator determines to be necessary or appropriate to implement the Plan and all without further order of the Bankruptcy Court, and (ii) all assets shall be transferred to the surviving Debtor entity to effectuate the wind down of the estates.

On the Effective Date, all matters provided for under the Plan that would otherwise require approval of the stockholders, directors, members, or managers of one or more of the Debtors shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to Section 303 of the DGCL or other applicable law of the states in which the Debtors are organized, without any requirement of further action by the stockholders, directors, members, or managers of the Debtors. After the Effective Date, to the extent necessary or appropriate to implement the Plan, the Plan Administrator shall have all authority to take any and all actions and to execute and deliver any and all documents that would have required the approval of the stockholders, directors, members, or managers of one or more of the Debtors. As of the Effective Date, all directors, officers, and managers of the Debtors shall be deemed terminated and the Plan Administrator shall be the sole director, officer, and manager of each of the Debtors under applicable state law.

E.	Director and Officer Liability Insurance

Before the Petition Date, the Debtors obtained D&O Tail Coverage for the current and former directors, officers, and managers. After the Effective Date, all members, managers, directors, and officers of the Debtors who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy, subject to and in accordance with the terms and conditions of such D&O Tail Coverage.

F.	Key Employee Incentive Plans

On the Effective Date, to the extent not paid as such amounts become earned and payable at an earlier time in accordance with the terms thereof, the Debtors shall make all applicable payments under the Key Employee

Incentive Plan, in accordance with the Bankruptcy Court’s orders authorizing the same. Any earned and unpaid award under the Key Employee Incentive Plan shall be deemed due and payable on the Effective Date, and all such amounts shall constitute Allowed Administrative Claims without the need for any participant in the Key Employee Incentive Plan to File or serve any request for payment of such amounts under the Plan or otherwise.

G.	Abandonment of Certain Assets

Any Abandoned Assets designated on a notice of abandonment filed by the Debtors shall be deemed abandoned as of the Effective Date pursuant to Bankruptcy Code section 554 without further order of the Bankruptcy Court. The filing of the Plan shall constitute the filing of a motion to abandon pursuant to 11 U.S.C. § 554 and relinquish the Abandoned Assets. Entry of the Confirmation Order shall constitute (i) approval, pursuant to Bankruptcy Code section 554, of the abandonment of the Abandoned Assets and (ii) authorization to relinquish any interest the Debtors hold in the Abandoned Assets.

H.	Comprehensive Settlement of Claims and Controversies

Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, the Plan incorporates the RSA Settlement, certain terms of the Purchase Agreement and Sale Order and otherwise implements an integrated compromise and settlement designed to achieve a beneficial and efficient resolution of these Chapter 11 Cases for all parties in interest. Accordingly, in consideration of the distributions and other benefits provided under the Plan, the provisions of the Plan, including the releases set forth in Section IX.D , shall constitute a good-faith compromise and settlement of all Claims, disputes, or controversies relating to the rights that a Holder of a Claim may have against the Debtors with respect to any Claim or any distribution to be made pursuant to the Plan on account of any such Claim.

To the extent not already approved pursuant to the Settlement Approval Order, the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such Claims, disputes, or controversies provided for herein, and the Bankruptcy Court’s determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors and all other parties in interest, and are fair, equitable and within the range of reasonableness. If the Effective Date does not occur, the settlements set forth herein shall be deemed to have been withdrawn without prejudice to the respective positions of the parties, provided, however, that the Sale Order and Settlement Approval Order will remain in full force and effect.

I.	Cancellation and Surrender of Instruments, Securities and Other Documentation

Except as provided in any contract, instrument or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to Section II, all notes, instruments, certificates and other documents evidencing Claims or Interests, including, but not limited to, the DIP Credit Agreement, the Prepetition First Lien Credit Agreement, the Prepetition Second Lien Indenture, the Unsecured Notes Indentures, and any common stock, preferred stock or any other instrument evidencing Interests, shall be deemed cancelled and surrendered and of no further force and effect against the Debtors or the Plan Administrator without any further action on the part of any Debtor or the Plan Administrator; provided, however, that such cancellation and surrender shall not affect (x) the priority of the Prepetition Second Lien Noteholders and the Prepetition Second Lien Indenture Trustee pursuant to the Prepetition Second Lien Documents in any distributions made pursuant the Plan or (y) any indemnity or reimbursement obligations among any non-Debtor parties under such notes, instruments, certificates and other documents; provided, further, that the Prepetition Second Lien Indenture shall remain in effect for the purpose of permitting the Prepetition Second Lien Indenture Trustee to make distributions to the Prepetition Second Lien Noteholders pursuant to this Plan.

In addition to the foregoing, the Unsecured Notes Indentures shall continue in effect solely to the extent necessary to (i) allow the Unsecured Notes Indenture Trustee to make distributions to the Unsecured Noteholders in accordance with the Sale Order; (ii) permit the Unsecured Notes Indenture Trustee to assert its Unsecured Notes Indenture Trustee Charging Lien; (iii) allow the Unsecured Notes Indenture Trustee to maintain any right of indemnification, contribution, subrogation or any other claim or entitlement it may have under the Unsecured Notes Indentures; (iv) permit the Unsecured Notes Indenture Trustee to appear before the Bankruptcy Court after the

Effective Date; (v) permit the Unsecured Notes Indenture Trustee to perform any functions that are necessary to effectuate the foregoing; and (vi) to exercise its rights and obligations relating to the interests of its holders under the Unsecured Notes Indentures.

J.	Effectuating Documents; Further Transactions

On and after the Effective Date, the Debtors, the officers and members of the boards of directors thereof, and the Plan Administrator are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan, in each case, in the name of and on behalf of the Debtors or the Plan Administrator, as applicable, without the need for any approvals, authorization or consents except those expressly required pursuant to the Plan.

K.	Section 1146 Exemption

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to R.E. Gas or to any other Person) of property under the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forgo the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

L.	Securities and Exchange Commission

Notwithstanding any language to the contrary contained in the Plan and/or the Confirmation Order, no provision of this Plan or the Confirmation Order shall (i) preclude the SEC from enforcing its police or regulatory powers or (ii) enjoin, limit, impair or delay the SEC from commencing or continuing any claims, causes of action, proceedings or investigations against any non-debtor person or non-debtor entity in any forum.

IV.	TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption and Rejection of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided herein, each of the Debtors’ Executory Contracts and Unexpired Leases (other than the Insurance Contracts addressed in Section IV.C below) not assumed by Penn Energy or rejected pursuant to an order of the Bankruptcy Court shall be deemed rejected as of the Effective Date in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except for any Executory Contract or Unexpired Lease (1) that is the subject of a separate motion or notice to reject Filed by the Debtors and pending as of the Confirmation Hearing, (2) that previously expired or terminated pursuant to its own terms or (3) the Enterprise Agreements, which shall be rejected effective 11:59 p.m. on December 31, 2018, in accordance with the consent and agreement of Penn Energy, the Debtors and Enterprise and as set forth in the Sale Order.

Entry of the Confirmation Order by the Bankruptcy Court shall constitute an order approving the rejections of such Executory Contracts and Unexpired Leases as set forth in the Plan, all pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Unless otherwise indicated herein, rejections of Executory Contracts and Unexpired Leases pursuant to this Plan are effective as of the Effective Date.

B.	Contracts and Leases Entered Into After the Petition Date

Contracts and leases entered into after the Petition Date by a Debtor that are not assumed by Penn Energy will be considered repudiated by the Debtors as of the Effective Date, and the counterparties to such contracts, if they believe that such repudiation constitutes a breach of such postpetition agreement, must file a Claim in accordance with the Plan or have their rights forever waived and released.

C.	Insurance Contracts

Notwithstanding anything to the contrary in the Disclosure Statement, the Plan, the Confirmation Order, any bar date notice or claim objection, any other document related to any of the foregoing or any other order of the Bankruptcy Court (including, without limitation, any other provision that purports to be preemptory or supervening, grants an injunction or release, or requires a party to opt out of any releases), but subject to the terms of any D&O Tail Coverage: (a) unless any Insurance Contracts have been expressly rejected pursuant to a previously-entered order of the Bankruptcy Court (or through the Confirmation Order), all Insurance Contracts shall continue in effect after the Effective Date pursuant to their respective terms and conditions and shall be treated as if assumed, and subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute both approval of such assumption pursuant to sections 105 and 365 of the Bankruptcy Code and a finding by the Bankruptcy Court that such assumption is in the best interests of the Estates; (b) all rights and obligations of the Debtors under any Insurance Contracts shall automatically become vested in the Plan Administrator unaltered and without necessity for further approvals or orders and nothing shall alter the rights and obligations of the Debtors and the Insurers under the Insurance Contracts or modify the coverage provided thereunder or the terms and conditions thereof except that on and after the Effective Date, the Plan Administrator shall become and remain liable for all of the Debtors’ obligations under the Insurance Contracts regardless of whether such obligations arise before or after the Effective Date and without the need for any Insurer to file any proof of Claim or Administrative Claim; and (c) unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed upon by the parties prior to the Effective Date, no payments shall be required to cure any defaults of the Debtors existing as of the Confirmation Date with respect to any Insurance Contract.

For the avoidance of doubt, each Insurer is prohibited from, and the Confirmation Order shall include an injunction against, denying, refusing, altering or delaying coverage on any basis regarding or related to these Chapter 11 Cases, this Plan or any provision within this Plan, including the treatment or means of liquidation set out within this Plan for any insured Claims or Causes of Action.

D.	Reservation of Rights

Neither the identification of any contract or lease as assumed, assumed and assigned or rejected in connection with the Sale, or in the Plan Supplement, nor anything contained in the Plan, nor the Debtors’ delivery of a notice of proposed assumption and proposed cure amount to applicable contract and lease counterparties shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Debtor has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of rejection, the Debtors or the Plan Administrator, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.

E.	Pre-Existing Obligations to the Debtors Under Executory Contracts and Unexpired Leases

Rejection of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall not constitute a termination of pre-existing obligations owed to a Debtor or the Debtors under such Executory Contracts or Unexpired Leases. Notwithstanding any applicable non-bankruptcy law to the contrary, the Debtors and the Plan Administrator expressly reserve and do not waive any right to receive, or any continuing obligation of a counterparty to provide, warranties, indemnifications or continued maintenance obligations on goods previously purchased by the contracting Debtors from counterparties to rejected Executory Contracts or Unexpired Leases.

V.	PROVISIONS GOVERNING DISTRIBUTIONS

A.	Distributions for Allowed Claims as of the Effective Date

Except as otherwise provided in this Section V, distributions to be made on the Effective Date to Holders of Allowed Claims as provided by Section II or this Section V shall be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable by the Debtors or the Plan Administrator, provided, however, that all distributions made pursuant to the Sale Order and the Purchase Agreement if not previously made in accordance with the Sale Order and the Purchase Agreement shall be made no later than the Effective Date in accordance with the terms of the Sale Order and the Purchase Agreement. The Debtors or the Plan Administrator shall have no obligation to recognize any transfer of Claims or Interests occurring on or after the Confirmation Date.

B.	Method of Distributions to Holders of Claims

Cash distributions to be made under the Plan on the Effective Date in accordance with this Plan shall be made by the Debtors. Distributions to be made under the Plan following the Effective Date shall be made by the Plan Administrator. The Disbursing Agent may serve without bond, and may employ or contract with other entities to assist in or make the distributions required by the Plan.

C.	Disbursing Agent; No Liability

The Disbursing Agent shall be required to act and make distributions only in accordance with the terms of the Plan. Except on account of gross negligence or willful misconduct, the Disbursing Agent shall have no (a) liability to any party for actions taken in accordance with the Plan or in reliance upon information provided to it in accordance with the Plan or (b) obligation or liability for distributions under the Plan to any party who does not hold a Claim against the Debtors as of the Distribution Record Date or any other date on which a distribution is made or who does not otherwise comply with the terms of the Plan.

D.	Delivery of Distributions and Undeliverable Distributions to Holders of Claims

1.	Address for Delivery of Distribution

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be made to Holders of record as of the date of any such distribution as set forth on the latest date of the following documents: (a) to the signatory set forth on any of the Proofs of Claim Filed by such Holder or other representative identified therein (or at the last known addresses of such Holder if no Proof of Claim is Filed or if the Debtors have been notified in writing of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Debtors after the date of any related Proof of Claim; (c) at the addresses reflected in the Schedules if no Proof of Claim has been Filed and the Debtors have not received a written notice of a change of address; (d) on any counsel that has appeared in the Chapter 11 Cases on such Holder’s behalf; or (e) if clauses (f) through (g) are not applicable, at the last address directed by such Holder after such Claim becomes an Allowed Claim, provided, however, any distributions on account of Prepetition Second Lien Claims shall be made to the Prepetition Second Lien Indenture Trustee for the benefit of holders of Prepetition Second Lien Claims. Subject to this Section V, and unless the Disbursing Agent otherwise determines with respect to a distribution on account of a Claim, distributions under the Plan on account of Allowed Claims shall not be subject to levy, garnishment, attachment or like legal process, so that each Holder of an Allowed Claim shall have and receive the benefit of the distributions in the manner set forth in the Plan. As set forth in Section V.C, the Disbursing Agent shall not incur any liability whatsoever on account of any distributions under the Plan.

2.	Undeliverable Distributions

a.	Undeliverable Distributions Generally

The Disbursing Agent shall make one attempt to make the distributions contemplated hereunder in accordance with the procedures set forth herein. The Disbursing Agent in its sole discretion may, but shall have no obligation to, attempt to locate Holders of undeliverable distributions. Any distributions returned to the Disbursing Agent as undeliverable or otherwise shall remain in the possession of the Plan Administrator until such time as a distribution becomes deliverable, and no further distributions shall be made to such Holder unless such Holder notifies the Disbursing Agent of its then current address. Any Holder of an Allowed Claim entitled to a distribution of property under this Plan that does not assert a claim pursuant to the Plan for an undeliverable distribution, or notify the Disbursing Agent of such Holder’s then current address, within 90 days of the Initial Distribution Date shall have its claim for such undeliverable distribution discharged and shall be forever barred from asserting any such claim against the Debtors or their respective property, and such distribution shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and shall revest for distribution to Holders of other Allowed Claims in accordance with the Plan notwithstanding any federal or state escheat laws to the contrary.

b.	Holding of Undeliverable Distributions

Subject to Section V.D.2.c, distributions returned to a Disbursing Agent or otherwise undeliverable will remain in the possession of the applicable Disbursing Agent pursuant to this section until such time as a distribution becomes deliverable. Any Disbursing Agent holding undeliverable Cash will invest such Cash in a manner consistent with its reasonable business judgment.

c.	After Distributions Become Deliverable

On each Distribution Date, the applicable Disbursing Agents will make all distributions that became deliverable to Holders of Allowed Claims after the most recent Distribution Date.

d.	Failure to Claim Undeliverable Distributions

Any Holder of an Allowed Claim that does not assert its right to an undeliverable distribution prior to the date that is 90 days prior to the final Distribution Date will be forever barred from asserting any such claim against the Debtors, their property or the Plan Administrator.

E.	Distribution Record Date

As of 5:00 p.m. (prevailing Eastern time) on the Distribution Record Date, the transfer registers for Claims shall be closed. The Disbursing Agent shall have no obligation to recognize the transfer or sale of any Claim that occurs after such time on the Distribution Record Date and shall be entitled for all purposes herein to recognize and make distributions only to those Holders who are Holders of Claims as of 5:00 p.m. on the Distribution Record Date; provided, however, neither the foregoing nor the Distribution Record Date shall apply with respect to the Prepetition Second Lien Claims.

Except as otherwise provided in a Final Order of the Bankruptcy Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to 5:00 p.m. (prevailing Eastern time) on the Distribution Record Date shall be treated as the Holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Distribution Record Date.

F.	Minimum Distributions

No distribution of less than twenty-five dollars ($25.00) shall be made by the Disbursing Agent to the Holder of any Claim unless a request therefor is made in writing to the Disbursing Agent within 45 days of the Effective Date. Each distribution of less than twenty-five dollars ($25.00) as to which no such request is made shall automatically revert without restriction to the Plan Administrator on the 46st day after the Effective Date.

G.	Compliance with Tax Requirements

In connection with this Plan, to the extent applicable, the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit (as defined in the Bankruptcy Code), and all distributions pursuant to this Plan shall be subject to such withholding and reporting requirements.

Notwithstanding any provision in this Plan to the contrary, the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under this Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions or establishing any other mechanisms the Disbursing Agent believes are reasonable and appropriate. The right of the Disbursing Agent shall be reserved to allocate all distributions made under this Plan in compliance with applicable wage garnishments, alimony, child support and other spousal awards, liens and encumbrances.

The Disbursing Agent shall be authorized to require each Holder of a Claim to provide it with an executed Form W-9, Form W-8 or similar tax form as a condition precedent to being sent a distribution. The Disbursing Agent shall provide advance written notice of any such requirement to each Holder of a Claim affected thereby. The notice shall provide each Holder of a Claim with a minimum of 90 days after the date of mailing of such notice to provide an executed Form W-9, Form W-8 or similar tax form to the Disbursing Agent and shall expressly state that a failure to provide such form within the stated period shall result in a forfeiture of the right to receive any distribution under the Plan, that any such distribution shall revert to the Plan Administrator for distribution on account of other Allowed Claims and that the Claim of the Holder originally entitled to such distribution shall be waived, discharged and forever barred without further order of the Bankruptcy Court. If a Holder of an Allowed Claim does not provide the Disbursing Agent with an executed Form W-9, Form W-8 or similar tax form within the time period specified in such notice, or such later time period agreed to by the Disbursing Agent in writing in its discretion, such Holder shall be deemed to have forfeited the right to receive any distribution under the Plan, any such distribution shall revert to the Plan Administrator for distribution on account of other Allowed Claims and the Claim of the Holder originally entitled to such distribution shall be waived, discharged and forever barred without further order of the Bankruptcy Court.

H.	Manner of Payment Under the Plan

Unless a Holder of an Allowed Claim and the Disbursing Agent otherwise agree, any distribution to be made in Cash under the Plan shall be made, at the election of the Disbursing Agent, by check drawn on a domestic bank or by wire transfer from a domestic bank; provided that all distributions in cash to holders of Prepetition Second Lien Claims shall be made by wire transfer only unless otherwise agreed by the Required Consenting Noteholders or the Prepetition Second Lien Indenture Trustee.

I.	Time Bar to Cash Payments

Checks issued in respect of Allowed Claims shall be null and void if not negotiated within 90 days after the date of issuance thereof. Requests for reissuance of any voided check shall be made directly to the Disbursing Agent by the Entity to whom such check was originally issued. Any claim in respect of such a voided check shall be made within 30 days after the date upon which such check was deemed void. If no request is made as provided in the preceding sentence, any claims in respect of such voided check shall be discharged and forever barred and such unclaimed distribution shall be re-allocated as set forth in Section V.D.2.a of the Plan, notwithstanding any federal or state escheat laws to the contrary.

J.	Setoffs

Except with respect to Claims of a Debtor released pursuant to the Plan or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disbursing Agent may, pursuant to section 553 of the Bankruptcy Code or applicable non-bankruptcy law, set off against any Claim (and the payments or distributions to be made on account of such Claim), counterclaims, rights and causes of action of any nature that the Debtors may hold against the Holder of such Claim; provided, however, that the failure to effect a setoff shall not constitute a waiver or release by the Disbursing Agent of any claims, rights and causes of action that the Debtors or the Plan Administrator may possess against the Holder of a Claim; provided, further, that no rights of setoff shall be exercised against Holders of Prepetition Second Lien Claims.

K.	Claims Paid or Payable by Third Parties

1.	Claims Paid by Third Parties

The Plan Administrator shall be authorized to reduce in full, or in part, as applicable, a Claim, and such Claim or a portion thereof shall be disallowed without a Claim objection having to be Filed and without any further notice to or action, order or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment on account of such Claim from a party that is not a Debtor or the Plan Administrator.

2.	Claims Payable by Third Parties

No distributions under this Plan shall be made on account of a Claim that is payable pursuant to one of the Debtors’ Insurance Contracts until the Holder of such a Claim has exhausted all remedies with respect to such Insurance Contracts. To the extent that one or more of the Debtors’ Insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction or otherwise settled), then immediately upon such satisfaction, the applicable portion of such Claim may be expunged without a Claims objection having to be Filed and without any further notice to or action, order or approval of the Bankruptcy Court.

3.	Applicability of Insurance Contracts

Except as otherwise provided in this Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable Insurance Contracts. Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors, the Plan Administrator or any Entity may hold against any other Entity, including Insurers under any Insurance Contracts, nor shall anything contained herein constitute or be deemed a waiver by such Insurers of any defenses, including coverage defenses, held by such Insurers.

4.	Workers’ Compensation

The automatic stay of Bankruptcy Code section 362(a) and the injunctions set forth in Article IX of the Plan, if and to the extent applicable, shall be deemed lifted without further order of this Court, solely to permit: (i) claimants with valid workers’ compensation claims or direct action claims against an Insurer under applicable non-bankruptcy law to proceed with their claims; (ii) the Insurers to administer, handle, defend, settle, and/or pay, in the ordinary course of business and without further order of this Bankruptcy Court, (a) workers’ compensation claims, (b) claims where a claimant asserts a direct claim against any Insurer under applicable non-bankruptcy law, or an order has been entered by this Court granting a claimant relief from the automatic stay to proceed with its claim, and (c) all costs in relation to each of the foregoing; and (iii) the Insurers to cancel any Insurance Contracts, and take other actions relating thereto, to the extent permissible under applicable non-bankruptcy law, and in accordance with the terms of the Insurance Contracts.

VI.	PROCEDURES FOR DISPUTED CLAIMS

A.	Allowance of Claims

After the Effective Date, the Plan Administrator shall have and retain any and all rights and defenses that the Debtors had with respect to any Claim or Interest immediately before the Effective Date, except with respect to any Claim deemed Allowed under the Plan. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order, the DIP Orders and the Settlement Approval Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code or the Bankruptcy Court has entered a Final Order (including the Confirmation Order) in the Chapter 11 Cases allowing such Claim. All settled Claims approved prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court pursuant to Bankruptcy Rule 9019 or otherwise shall be binding on all parties.

Any Claim that has been listed in the Schedules as disputed, contingent or unliquidated, and for which no Proof of Claim has been timely filed, is not considered Allowed and shall be expunged without further action and without any further notice to or action, order or approval of the Bankruptcy Court.

B.	Objections to Claims

As of the Effective Date, objections to, and requests for estimation of, Administrative Claims (other than Professional Claims addressed in Section II.A.c of the Plan), Other Priority Claims, and Priority Tax Claims against the Debtors may be interposed and prosecuted only by the Plan Administrator. Such objections and requests for estimation shall be served and filed (a) on or before the later of (i) the 60th day after the Effective Date and (ii) the 30th day after the date that a proof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) by such later date as ordered by the Bankruptcy Court upon motion filed by the Plan Administrator.

C.	Estimation of Claims

The Debtors, prior to the Effective Date, and the Plan Administrator after the Effective Date, as applicable, may (but are not required to) at any time request that the Bankruptcy Court estimate any Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or whether the Bankruptcy Court has ruled on any such objection. The Bankruptcy Court shall retain jurisdiction to estimate any such Claim, including during the litigation of any objection to any Claim or during the appeal relating to such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute a maximum limitation on such Claim for all purposes under the Plan (including for purposes of distributions), and the relevant Debtor, or the Plan Administrator (as the case may be) may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest.

D.	Distributions to Holders of Disputed Claims

Notwithstanding any other provision of the Plan: (1) no payments or distributions will be made on account of Disputed Claims until such Claim becomes an Allowed Claims, if ever; and (2) except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim have been resolved by settlement or Final Order.

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. On the Distribution Date that is at least 30 days after a Disputed Claim becomes an Allowed Claim (or such lesser period as the Disbursing Agent may determine), the Holder of such Claim shall receive the distribution (if any) to which such Holder would have been entitled under the Plan as of the Effective Date (including any payments such Holder would have been entitled to on the Distribution Date on which such Holder is receiving its initial payment) if such claim had been Allowed as of the Effective Date, without any interest to be paid on account of such Claim.

VII.	CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

A.	Conditions to Confirmation

The Bankruptcy Court shall not be requested to enter the Confirmation Order unless and until the following conditions have been satisfied or duly waived pursuant to Section VII.C:

1.        The Bankruptcy Court shall have entered the Disclosure Statement Order.

2.        The Plan and Confirmation Order shall be in form and substance reasonably acceptable to the Debtors, the Required Consenting Noteholders, the DIP Agent, the Required Consenting Lenders, and the Creditors’ Committee.

B.	Conditions to the Effective Date

The Effective Date shall not occur, and the Plan shall not be consummated unless and until the following conditions have been satisfied or duly waived pursuant to Section VII.C:

1.        The Confirmation Order, in form and substance acceptable to the Debtors, the Required Consenting Noteholders, the DIP Agent, the Required Consenting Lenders and the Creditors’ Committee shall have been entered and shall be a Final Order.

2.        All documents and agreements necessary to implement the Plan on the Effective Date, in each case, in form and substance acceptable to the Required Consenting Noteholders, shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Government Unit in accordance with applicable laws, and all other actions required to be taken in connection with the Effective Date shall have occurred.

3.        The Closing Date shall have occurred and (a) the DIP/First Lien Payoff Amount, (b) the Initial Second Lienholders Payment, and (c) the amounts required to be paid under sections 4.2(b) and (c) of the Purchase Agreement shall have been paid as per the terms of the Purchase Agreement and the Sale Order.

4.        The Professional Fee Escrow Account shall have been fully funded with Cash in the amount equal to the Professional Fee Amount as set forth in the Plan.

5.        The Wind Down Amount shall have been fully funded with Cash as set forth in the Plan.

6.        The Restructuring Support Agreement shall be in full force and effect.

7.        All of the Ad Hoc Second Lien Group’s professional fees and out of pocket expenses incurred in connection with the Chapter 11 Cases shall have been paid and satisfied in full.

8.        All statutory fees and obligations then due and payable to the Office of the United States Trustee shall have been paid and satisfied in full.

C.	Waiver of Conditions to Confirmation or the Effective Date

The conditions to Confirmation and to consummation of this Plan set forth in this Section VII may be waived by the Debtors with the consent of (1) the Required Consenting Noteholders, (2) solely with respect to any such conditions which, if waived, would have an adverse effect on Holders of the DIP Claims and the Prepetition First Lien Claims, the DIP Agent and the Required Consenting Lenders, and (3) solely with respect to any such conditions which, if waived, would have a material adverse effect on Holders of General Unsecured Claims, the Creditors’ Committee, without notice, leave or order of the Bankruptcy Court or any formal action other than proceeding to confirm or consummate this Plan.

D.	Effect of Nonoccurrence of Conditions to the Effective Date

The Debtors reserve the right to seek to vacate the Plan at any time prior to the Effective Date. If the Confirmation Order is vacated pursuant to this Section (1) the Plan shall be null and void in all respects, including with respect to (i) the assumption, assumption and assignment or rejection of Executory Contracts and Unexpired Leases, as applicable, and (ii) the releases described in Section IX.D; and (2) nothing contained in the Plan shall (i) constitute a waiver or release of any claims by or against, or any Interest in, any Debtor or (ii) prejudice in any manner the rights of the Debtors or any other party in interest.

VIII.	NON-CONSENSUAL CONFIRMATION

In the event that any Impaired Class of Claims or Interests rejects this Plan, the Debtors reserve the right, without any delay in the occurrence of the Confirmation Hearing or Effective Date, to (a) request that the Bankruptcy Court confirm this Plan in accordance with section 1129(b) of the Bankruptcy Code with respect to such non-accepting Class, in which case this Plan shall constitute a motion for such relief and/or (b) amend this Plan in accordance with Section XI.A.

IX.	EFFECT OF CONFIRMATION

A.	Release of Liens

Except as otherwise provided in the Plan or in any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all Liens against the property of any Estate will be fully released and discharged; provided, however, that, pursuant to the Sale Order, the Prepetition Second Lien Indenture Trustee shall retain its liens, for the benefit of holders of Prepetition Second Lien Notes, on the Sale Proceeds and any other assets remaining in the Debtors’ estate to secure payment of the Subsequent Second Lienholders Payment; provided, further, that irrespective of such liens retained by the Prepetition Second Lien Indenture Trustee, pursuant to the Sale Order and the Purchase Agreement, the Sale Proceeds and any other assets remaining in the Debtors’ estate shall be used to make payments on account of (a) all Allowed Priority Claims and Allowed Priority Tax Claims; (b) all Allowed Administrative Claims; (c) all Allowed Professional Claims; and (d) subject to the terms of the Cash Collateral Order and the budget provided for therein, administrative expenses of the Plan Administrator and other expenses associated with the wind down activities conducted under the oversight of the Plan Administrator.

B.	Dissolution of Official Committees

Except to the extent provided in this Section B, upon the Effective Date, the current and former members of the Creditors’ Committee and any other creditor, equity or other committee appointed pursuant to section 1102 of the Bankruptcy Code in the Chapter 11 Cases, and their respective officers, employees, counsel, advisors and agents, shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases. The Professionals retained by the Creditors’ Committee and the respective members thereof will not be entitled to assert any Professional Claim whatsoever for any services rendered or expenses incurred after the Effective Date in their capacity as professionals for the Creditors’ Committee, except to the extent necessary to file and prepare any fee application for compensation for the Creditors’ Committee’s Professionals, and to review any fee applications for compensation filed by other Professionals.

C.	Exculpation

From and after the Effective Date, the Exculpated Parties shall neither have nor incur any liability from any Entity, and no Holder of a Claim against or Interest in, a Debtor, no other party in interest and none of their respective Representatives shall have any right of action against any Exculpated Party for any act taken or omitted to be taken before the Effective Date in connection with, related to or arising out of the Chapter 11 Cases, any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the Sale, or any other transactions proposed in connection with the Chapter 11 Cases, or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any other obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of this Section IX.C shall have no effect on the liability of: (a) any Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan; or (b) any Exculpated Party that is the result of any act or omission of such Exculpated Party that is determined in a Final Order to have constituted gross negligence, fraud or willful misconduct.

D.	Releases

1.	Releases by Debtors

Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, to the fullest extent permitted by law, the Debtors, on behalf of themselves and their affiliates, the Estates and their respective successors, assigns and any and all Entities who may purport to claim by, through, for or because of them, shall forever release, waive and discharge all Liabilities that they have, had or may have against any Released Party with respect to any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, the business or contractual arrangements between any Debtor and any Released Party, entry into the Prepetition First Lien Credit Agreement, the Debtors’ in- or out-of-court restructuring efforts, the Chapter 11 Cases or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the DIP Credit Agreement, the Sale or any other transactions proposed in connection with the Chapter 11 Cases or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of this Section IX.D.1 shall not affect (i) the liability of any Released Party that otherwise would result from any act or omission to the extent that act or omission subsequently is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud), (ii) any rights to enforce the Plan or the other contracts, instruments, releases, agreements or documents to be, or previously, entered into or delivered in connection with the Plan, (iii) except as otherwise expressly set forth in this Plan, any objections by the Debtors or the Plan Administrator to Claims or Interests filed by any Entity against any Debtor and/or the Estates, including rights of setoff, refund or other adjustments, (iv) the rights of the Debtors or the Plan Administrator to assert any applicable defenses in litigation or other proceedings (including the rights to seek sanctions, fees and other costs), or (v) any claim of the Debtors or the Plan Administrator, including (but not limited to) cross-claims or counterclaims or other Causes of Action against any parties, arising out of or relating to any litigation, judicial process, administrative proceeding or related proceeding, whether in law or in equity, to which the Debtors or the Plan Administrator are a party as of the Effective Date.

2.	Releases by Holders of Claims and Interests

Without limiting any other applicable provisions of, or releases contained in, the Plan, as of the Effective Date, in consideration for the obligations of the Debtors under the Plan and the consideration and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan, unless otherwise provided in the Confirmation Order, each of the Releasing Parties shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever release and waive and discharge all Liabilities in any way that such Entity has, had or may have against any Released Party (which release shall be in addition to the discharge of Claims and termination of Interests provided herein and under the Confirmation Order and the Bankruptcy Code), in each case, based on or relating to, or in any manner arising from, in whole or in part, any of the Debtors or the Estates, the Restructuring Support Agreement, the RSA Settlement, the business or contractual arrangements between any Debtor and any Released Party, entry into the Prepetition First Lien Credit Agreement, the Debtors’ in- or out-of-court restructuring efforts, the Chapter 11 Cases or the negotiation, consideration, formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Exhibits, the Disclosure Statement, the DIP Credit Agreement, the Sale or any other transactions proposed in connection with the Chapter 11 Cases or any distributions made under or in connection with the Plan or any contract, instrument, release or other agreement or document created or entered into or any other act taken or omitted to be taken in connection therewith or in connection with any obligations arising under the Plan or the obligations assumed hereunder; provided, however, that the foregoing provisions of this Section IX.D.2 shall have no effect on the liability of (a) any Entity that would otherwise result from the failure to perform or pay any obligation or liability under the Plan or any contract, instrument, release or other agreement or document to be entered into or delivered in connection with the Plan and (b) any Released Party that would otherwise result from any act or omission of such Released Party to the extent that such act or omission is determined in a Final Order to have constituted gross negligence or willful misconduct (including fraud).

E.	Injunction Related to Releases

The Confirmation Order will permanently enjoin the commencement or prosecution by any Person, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action, liabilities, rights of contribution or rights of indemnification released pursuant to the Plan, including pursuant to the releases in this Section IX.

F.	Votes Solicited in Good Faith

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on this Plan in good faith and in compliance with the Bankruptcy Code and pursuant to section 1125(e) of the Bankruptcy Code.

G.	Term of Injunctions or Stays

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

H.	Termination of Certain Subordination Rights

The classification and manner of satisfying Claims under the Plan take into consideration all subordination rights, whether arising under general principles of equitable subordination, contract, sections 510(a) and 510(c) of the Bankruptcy Code or otherwise, that a Holder of a Claim or Interest may have against other Claim or Interest Holders with respect to any distribution made pursuant to the Plan. All subordination rights that a Holder of a Claim, other than a Holder of a Claim reinstated hereunder, may have with respect to any distribution to be made pursuant to the Plan shall be terminated following the satisfaction of Claims contemplated or described hereunder, and all actions related to the enforcement of such subordination rights shall thereafter be permanently enjoined. Accordingly, distributions pursuant to the Plan shall not be subject to payment to a beneficiary of such terminated subordination rights or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.

X.	RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:

1.            Allow, disallow, estimate, determine, liquidate, reduce, classify, re-classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the amount, allowance, priority or classification of Claims or Interests;

2.            Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

3.            Resolve any matters related to the assumption, assumption and assignment or rejection of any Executory Contract or Unexpired Lease to which any Debtor is a party or with respect to which any Debtor may be liable and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

4.            Resolve any matters related to rejection of the Enterprise Agreements and to hear, determine and, if necessary, resolve any Claims arising from rejection of the Enterprise Agreements on December 31, 2018;

5.            Ensure that distributions to Holders of Claims are accomplished pursuant to the provisions of the Plan, the Purchase Agreement, or the Sale Order;

6.            Hear and determine all matters arising out of or relating to the interpretation or implementation of any order of the Bankruptcy Court entered in the Chapter 11 Cases;

7.            Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications Filed in the Bankruptcy Court involving any Debtor or the Plan Administrator that may be pending on the Effective Date or brought thereafter;

8.            Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order;

9.            Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any contract, instrument, release or other agreement or document that is entered into or delivered pursuant to the Plan or any Entity’s rights arising from or obligations incurred in connection with the Plan or such documents;

10.          Modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code; modify the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into, delivered or created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

11.          Hear and determine any matter, case, controversy, suit, dispute, or Cause of Action regarding the existence, nature and scope of the releases, injunctions, and exculpation provided under the Plan, and issue injunctions, enforce the injunctions contained in the Plan and the Confirmation Order, enter and implement other orders or take such other actions as may be necessary or appropriate to implement, enforce or restrain interference by any Entity with respect to the consummation, implementation or enforcement of the Plan or the Confirmation Order, including the releases, injunctions, and exculpation provided under the Plan;

12.          Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked or vacated, or if distributions pursuant to the Plan are enjoined or stayed;

13.          Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document entered into or delivered in connection with the Plan, the Disclosure Statement or the Confirmation Order;

14.          Enforce, clarify or modify any orders previously entered by the Bankruptcy Court in the Chapter 11 Cases;

15.          Enter a final decree closing the Chapter 11 Cases;

16.          Determine matters concerning state, local and federal Taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code, including any Disputed Claims for Taxes;

17.          Recover all assets of the Debtors and their Estates, wherever located;

18.          Determine any matters that may arise in connection with or relate to the Plan Administrator, including to hear and determine any actions brought against the Plan Administrator, as applicable, in connection with the Plan, including any action or other dispute relating to distributions under the Plan;

19.          Determine any matters that may arise in connection with or relate to the Restructuring Support Agreement and the terms therein; and

20.          Hear any other matter over which with the Bankruptcy Court has jurisdiction.

If the Bankruptcy Court abstains from exercising, or declines to exercise, jurisdiction or is otherwise without jurisdiction over any matter, including the matters set forth in this Section X the provisions of this Section X shall have no effect upon and shall not control, prohibit or limit the exercise of jurisdiction by any other court having jurisdiction with respect to such matter.

XI.	MISCELLANEOUS PROVISIONS

A.	Modification of the Plan

Subject to the restrictions on modifications set forth in section 1127 of the Bankruptcy Code and to the terms of the Restructuring Support Agreement, the Debtors reserve the right to alter, amend or modify the Plan before the Effective Date with the consent of the (1) the Required Consenting Noteholders, (2) solely with respect to any alterations, amendments or modifications to the Plan that would have an adverse effect on Holders of the DIP Claims and the Prepetition First Lien Claims, the DIP Agent and the Required Consenting Lenders, and (3) solely with respect to any alterations, amendments or modifications to the Plan that would have a material adverse effect on Holders of General Unsecured Claims, the Creditors’ Committee. Prior to the Effective Date, the Debtors may make appropriate technical adjustments and modifications to the Plan without further order or approval of the Bankruptcy Court. Holders of Claims that have accepted the Plan shall be deemed to have accepted the Plan, as amended, modified, or supplemented, if the proposed amendment, modification, or supplement does not materially and adversely change the treatment of the Claim of such Holder; provided, however, that any Holders of Claims who were deemed to accept the Plan because such Claims were Unimpaired shall continue to be deemed to accept the Plan only if, after giving effect to such amendment, modification or supplement, such Claims continue to be Unimpaired.

B.	Revocation of the Plan

The Debtors reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date or at the Confirmation Hearing with the consent of the Required Consenting Noteholders, the DIP Agent, the Required Consenting Lenders and the Creditors’ Committee. If the Debtors revoke or withdraw the Plan as to any or all of the Debtors, or if Confirmation as to any or all of the Debtors does not occur, then the Plan shall be null and void in all respects solely with respect to such Debtors or all Debtors, and nothing contained in the Plan shall: (1) prejudice in any manner the rights of any Debtor or any other party in interest; or (2) constitute an admission of any sort by any Debtor or any other party in interest with respect. The revocation or withdrawal of the Plan with respect to one or more Debtors shall not require the re-solicitation of the Plan with respect to the remaining Debtors.

C.	Conversion or Dismissal of Certain of the Chapter 11 Cases

If the requisite Classes do not vote to accept this Plan with respect to any Debtor or the Bankruptcy Court does not confirm this Plan with respect to any Debtor, such Debtor reserves the right to have its Chapter 11 Case dismissed or converted, or to liquidate or dissolve itself under applicable non-bankruptcy procedure or chapter 7 of the Bankruptcy Code Date with the consent of the Required Consenting Noteholders, the DIP Agent, the Required Consenting Lenders and the Creditors’ Committee.

D.	Inconsistency

In the event of any inconsistency among the Plan, the Disclosure Statement or any exhibit or schedule to the Disclosure Statement, the provisions of the Plan shall govern. In the event of any inconsistency among the Plan and any document or agreement filed in the Plan Supplement, such document or agreement shall control. In the event of any inconsistency among the Plan or any document or agreement filed in the Plan Supplement and the Confirmation Order, the Confirmation Order shall control.

E.	Exhibits / Schedules

All exhibits and schedules to the Plan, including the Plan Supplement, are incorporated into and constitute a part of the Plan as if set forth herein.

F.	Request for Expedited Determination of Taxes

The Plan Administrator may request an expedited determination under section 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, on behalf of the Debtor for any and all taxable periods ending after the Petition Date through, and including, the Effective Date.

G.	Severability

If prior to the entry of the Confirmation Order, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court may, at the request of the Debtors, alter and interpret such term or provision to the extent necessary to render it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as so altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remaining terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

H.	Governing Law

Except to the extent that (1) the Bankruptcy Code or other federal law is applicable or (2) an exhibit or schedule to the Plan or the Disclosure Statement provides otherwise (in which case the governing law specified therein shall be applicable to such exhibit, schedule or agreement), the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws that would require application of the laws of another jurisdiction.

I.	No Admissions

If the Effective Date does not occur, the Plan shall be null and void in all respects, and nothing contained in the Plan shall (1) constitute a waiver or release of any claims by or against, or any interests in, any of the Debtors or any other Entity; (2) prejudice in any manner the rights of any of the Debtors or any other Entity; or (3) constitute an admission of any sort by any of the Debtors or any other Entity.

J.	Successors and Assigns

The rights, benefits and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such Entity.

K.	Service of Documents

To be effective, any pleading, notice or other document required by the Plan or the Confirmation Order to be served on or delivered to counsel to the Debtors, the U.S. Trustee, the DIP Agent, or DIP Lenders, the Prepetition First Lien Lenders, the Ad Hoc Second Lien Group and the Creditors’ Committee must be sent by overnight delivery service, facsimile transmission, courier service, first class mail or messenger to:

1.        The Debtors

JONES DAY

250 Vesey Street

New York, NY 10281-1047

Telephone: (212) 326-3939

Facsimile: (212) 755-7306

Scott J. Greenberg, Esq.

Michael J. Cohen, Esq.

Anna Kordas, Esq.

-and-

717 Texas, Suite 3300

Houston, TX 77002-2712

Telephone: (832) 239-3939

Facsimile:    (832) 239-3600

Thomas A. Howley, Esq.

2.        Office of the U.S. Trustee

OFFICE OF THE UNITED STATES TRUSTEE

1001 Liberty Avenue, Suite 970

Pittsburgh, PA 15222

Telephone: (412) 644-4756

Facsimile: (412) 644-4785

Norma Hildenbrand, Esq.

Larry Wahlquist, Esq.

3.        DIP Agent, DIP Lenders and Prepetition First Lien Lenders

SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Michael H. Torkin, Esq.

William T. Russell Jr., Esq.

Kathrine A. McLendon, Esq.

Nicholas Baker, Esq.

Jamie Fell, Esq.

4.        Ad Hoc Second Lien Group

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park, 44th Floor

New York, NY 10036-6745

Telephone: (212) 872-1000

Facsimile: (212) 872-1002

Michael S. Stamer, Esq.

Meredith A. Lahaie, Esq.

Kevin Zuzolo, Esq.

5.        Creditors’ Committee

BROWN RUDNICK LLP

Seven Times Square

New York, NY 10036

Telephone: (212) 209-4800

Facsimile: (212) 209-4801

Robert J. Stark, Esq.

Andrew M. Carty, Esq.

– and –

One Financial Center

Boston, MA 02111

Telephone: (617) 856-8200

Facsimile: (617) 856-8201

Steven D. Pohl, Esq.

XII.	CONFIRMATION REQUEST

The Debtors request Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code.

Dated: September 14, 2018	Respectfully submitted,

R.E. Gas Development, LLC, on its own behalf and on behalf of each affiliate Debtor

	By:	/s/ Thomas C. Stabley
	Name:	Thomas C. Stabley
	Title:	President and Chief Executive Officer

JONES DAY

Scott J. Greenberg (admitted pro hac vice)

Michael J. Cohen (admitted pro hac vice)

Anna Kordas (admitted pro hac vice)

250 Vesey Street

New York, New York 10281
Telephone: (212) 326-3939
Facsimile:  (212) 755-7306
Email:        sgreenberg@jonesday.com

                   mcohen@jonesday.com

                   akordas@jonesday.com

Thomas A. Howley (admitted pro hac vice)

717 Texas, Suite 3300

Houston, TX 77002-2712

Telephone: (832) 239-3939
Facsimile:  (832) 239-3600

Email:       tahowley@jonesday.com

BUCHANAN INGERSOLL & ROONEY PC

James D. Newell (PA 51337)

Timothy P. Palmer (PA 86165)

Tyler S. Dischinger (PA 314299)

One Oxford Centre

301 Grant Street, 20th Floor

Pittsburgh, PA 15219-1410

Telephone: (412) 562-8800

Facsimile:  (412) 562-1041

Email:        james.newell@bipc.com

                   timothy.palmer@bipc.com

                   tyler.dischinger@bipc.com

ATTORNEYS FOR DEBTORS AND DEBTORS IN POSSESSION